04035237

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Telecommunications Ltd

*CURRENT ADDRESS

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3622 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/6/04



LEADERSHIP

82-3622

3-31-04 AR/S

Singapore Telecommunications Ltd

3-31-04-AR/S

Full Financial Report 2003/2004

SingTel

CONTENTS

CORPORATE PROFILE

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through SingTel's wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multinational corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 47 million customers in six markets.

In 2004, SingTel celebrates 125 years of telecommunications in Singapore.


Celebrating
125
years



LEADING IN SINGAPORE

SingTel is the leading communications company in Singapore, providing mobile, broadband, Internet and telephony services to four million customers. Its state-of-the-art infrastructure, which serves households and offices throughout the country, has helped Singapore become one of the world's major communications hubs. Through its extensive global networks, SingTel connects Singapore to the rest of the world.



Singapore National Water Polo Team
Gold Medallist, 22nd Southeast Asian Games
Hanoi, December 2003


AUSTRALIA



Arthurs (left) and Todd Woodbridge of Australia
Davis Cup Champion
Melbourne, November 2003

LEADING IN AUSTRALIA

In Australia, SingTel Optus is a leader in integrated communications, serving more than six million customers every day. It is a champion of competition and has been instrumental in providing choice for a broad range of communications services in Australia. Its focus is to make advanced communications technologies available and affordable for the benefit of all Australians.




NEW

LEADING ACROSS ASIA

SingTel is Asia's leading communications group and the region's largest multi-market mobile operator, serving more than 47 million customers in six markets – Australia, India, Indonesia, the Philippines, Singapore and Thailand. The group serves its multinational clients through its widespread network of SingTel Global Offices which can be found in 26 cities in the Asia Pacific region.

FINANCIAL HIGHLIGHTS

GROUP REVENUE
(S$million)


12,000
10,000
8,000
6,000
4,000
2,000
0
'02[1]
'03
'04

OPERATIONAL EBITDA[3]
(S$million)


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'02[1]
'03
'04

NET PROFIT AFTER TAX (BEFORE GOODWILL AND EXCEPTIONAL ITEMS)
(S$million)


3,000
2,500
2,000
1,500
1,000
500
0
'02[1]
'03
'04

FREE CASH FLOW[2]
(S$million)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
'02[1]
'03
'04

PROPORTIONATE EBITDA '04[3]


14%
33%
21%
32%
SingTel
Optus
Regional mobile
Others

REVENUE MIX BY SERVICES '04


10%
5%
38%
9%
17%
21%
Mobile communications
National telephone
Data and Internet
International telephone
IT and engineering services
Others

FOOTNOTES

[1] Included Optus' financials from 1 October 2001 only.

[2] Free cash flow refers to cash flow from operating activities less cash capex. In the year ended March 2002, SingTel's free cash flow was impacted by construction of the C2C cable project.

[3] EBITDA refers to earnings before interest, tax, depreciation and amortisation.

NB: Certain comparatives have been restated to conform with the current year's presentation.

LETTER TO SHAREHOLDERS



SingTel delivered exceptional results for the financial year 2004. Operating revenue rose 17 per cent to an all-time high of S$12.0 billion while net profit after tax more than tripled to a record S$4.49 billion.

Our robust results were boosted by a large profit on SingTel's disposal of its entire stake in Belgacom, the Belgian telco. However, even excluding exceptional gains from divestments, the Group's net profit (pre-goodwill) was still a record at S$2.85 billion, a strong increase of 32 per cent year on year.

These results were possible because SingTel had the foresight over the last decade to pursue a long term strategy to achieve geographical diversification of the Group's business. This strategy has created value for shareholders.

Belgacom is a good example of the Group's excellent track record with its overseas investments. SingTel acquired a 12.15 per cent stake in Belgacom in 1996 for S$837 million. Through its participation on the Board and in management, SingTel helped Belgacom achieve significant improvements in operational performance.

In the eight years following its acquisition, SingTel received S$520 million from Belgacom in dividends and another S$2.28 billion in proceeds from the company's successful initial public offering in March 2004 and related share buyback transactions. This gives a compound annual cash return of 17 per cent for the investment.

DELIVERING A STRONG SET OF RESULTS

The Group's results for the year exceeded all our key objectives.

The Singapore business generated very strong cash flow. Despite very difficult market conditions, SingTel still managed to maintain its operational EBITDA margin at 50 per cent, a result of very careful cost management.

In Australia, our wholly-owned subsidiary SingTel Optus is now making a healthy contribution to the Group's earnings and cash flows. Optus has delivered an impressive set of results – reporting strong growth in net profit, revenue and cash flow. It has also increased its market share in all divisions.

For the year, Optus grew revenue by at least three times faster than the Australian market as a whole. Its free cash flow for the year was A$1.11 billion, up 101 per cent from last year and a significant achievement compared to the A$612 million cash flow deficit it had just two years ago.

SingTel's four regional mobile associates – AIS, Bharti, Globe and Telkomsel – all performed very well during the year. While subscriber growth will slow in the Philippines and Thailand, markets like India and Indonesia – where penetration levels are still relatively low – will present the next wave of growth for us.

MAINTAINING AN OPTIMUM CAPITAL STRUCTURE

The Group seeks to make the best use of its capital resources and to retain an efficient capital structure. For the year, SingTel improved its return on invested capital from 13.4 per cent to 14.9 per cent.

SingTel successfully divested a number of major non-core assets – Belgacom, SingPost and Yellow Pages – during the year, raising close to S$3.3 billion in proceeds. We are proposing to return S$3.0 billion, or more than 90 per cent, of this amount to shareholders by way of a capital reduction.

The capital reduction will involve the cancellation of approximately 7.1 per cent of SingTel's total issued share capital. For most shareholders, this would mean one share cancelled for every 14 held. SingTel will make a cash distribution of S$2.36 for each share cancelled.

We have chosen to return cash through a capital reduction for several reasons. Firstly, it optimises SingTel's level of debt and cash. Secondly, it will enhance the Group's earnings per share and improve its return on equity.

Importantly, with the capital reduction, there is no dilution for shareholders. After the exercise, every shareholder will own approximately the same proportion of the company's share capital as before.

Besides the return of capital, I am pleased to inform shareholders that the Board of Directors is also recommending a 16 per cent increase in SingTel's final gross dividend for the year to 6.4 cents a share, amounting to S$1.1 billion.

The capital reduction and final gross dividend will result in a payout to shareholders totalling S$4.1 billion. The Group's financial position will remain strong after the payout with our gearing at a comfortable level. We expect healthy organic cash flow generation to support debt repayments and fund new business opportunities.

ACHIEVING EXCELLENT CORPORATE GOVERNANCE

Besides delivering sustainable returns for shareholders, the Group is also committed to maintaining the highest standards of corporate governance. Our efforts have been recognised by numerous awards and accolades, most recently in a survey by BusinessWeek and US-based Institutional Shareholder Services (ISS).

The survey ranked 1,785 non-US companies from Canada to Japan based on eight core criteria for corporate governance. SingTel received a corporate governance quotient score of 98.6, which means it outperformed 98.6 per cent of the companies ranked by ISS.

As part of our corporate governance practices, for the first time this year, SingTel's Chief Executive Officer and Chief Financial Officer have signed off on the integrity of the Group's financial statements and the design and operating effectiveness of its risk management, and internal compliance and control systems.

Recognising and managing risk is an important element in establishing and maintaining good corporate governance practices. The integrity of a company's financial reporting depends on the existence of a sound system of risk management and internal controls.

The sign off by the CEO and CFO focusses on financial reporting risks and controls, and covers the financial year 2004. This practice is intended to encourage management accountability, and also provides support for the statements required by the Directors under Singapore's Companies Act in relation to SingTel's financial statements.

GROWING AS A BLUE CHIP STOCK

We are maintaining our medium term target of double digit underlying earnings growth for the Group. Our ability to grow at these levels for financial year 2005 depends on economic developments in Singapore, Australia and the region.

The Singapore business should continue to generate strong and reliable cash flows while in Australia, we expect Optus to maintain its strong operational momentum. Our regional mobile associates should also continue to grow strongly.

It remains for me to thank the many people who have helped the Group achieve its sterling results for the year. These include my fellow Directors on the Board, the Group's Management and our 19,000 employees in Singapore, Australia and elsewhere.

In particular, I would like to extend my thanks to Mr Quek Poh Huat who will be stepping down from the Board at this year's Annual General Meeting. Mr Quek joined the SingTel Board in December 1995 and has contributed immeasurably to the Board with his active and invaluable participation over the years.

I would also like to take this opportunity to welcome to the Board two recent appointees, Messrs Graham John Bradley and Deepak S Parekh. Mr Bradley, from Australia, and Mr Parekh, from India, bring with them international experience which will be an asset to the Board, given the multinational nature of SingTel's business and operations. The Group benefits from guidance and leadership provided by the broad diversity of talents on its Board.

Finally, I would like to thank the Group's customers, partners, and you, our shareholders. With your support, SingTel is well placed to continue to deliver on its commitment to create value as a blue chip growth stock.

CHUMPOL NALAMLIENG
Chairman


OCBC Bank
SingTel

SINGTEL AND 125 YEARS OF TELECOMMUNICATIONS

This year, SingTel commemorates 125 years of telecommunications in Singapore. Through its predecessor organisations, SingTel traces its heritage back to 1879, when Singapore became one of the first places in the Far East to have a telephone service. This was just three years after Alexander Graham Bell patented his invention.

For about 70 years, Singapore's telephone network was managed by a private company, the Oriental Telephone & Electric Company. In 1954, the British Government in Singapore took control of the network and from then until 1992, various government departments and statutory bodies were responsible for the provision of telecommunications services on the island state.

The corporatisation of SingTel in 1992 separated the operating and regulatory roles of the former Telecommunication Authority of Singapore. SingTel was listed on the Stock Exchange of Singapore (now the Singapore Exchange) on 1 November 1993 and has remained the largest company by market capitalisation on the Exchange ever since.

CONNECTING SINGAPORE TO THE WORLD

While the Internet, a product of the 1990s, is widely touted to have turned the world into a 'global village', it was the invention of the telephone in the 19th century and the introduction of overseas calling services subsequently, that significantly removed the barrier of distance in communications.

The first international call from Singapore was made in 1937 – to London. However, direct overseas calls – without operator assistance – happened nearly 40 years later in 1976 when IDD services were introduced in Singapore. This achievement was made possible by many years of development of Singapore's telephone networks.

Indeed, for much of its history, SingTel has concentrated on enhancing its domestic and global infrastructure through investments in submarine cables and satellite systems. This strategy has gone a long way to help Singapore achieve her highly regarded telecommunications hub status today.

In 1965, Singapore's first-ever submarine cable – SEACOM – linking the country to Sabah and Hong Kong was commissioned. Today, Singapore is linked to the rest of the world by numerous undersea cable systems such as the APCN (Asia Pacific Cable Network) and SEA-ME-WE (South East Asia-Middle East-Western Europe) networks.

Another quantum leap in telecommunications was made in 1971 when SingTel set up Singapore's first satellite earth station on Sentosa island, enabling high-grade direct telephone links to many countries in addition to submarine cables. SingTel also launched its very own and Singapore's first satellite, ST-1, in 1998.

ENTERING THE WIRELESS AND BROADBAND AGE

Services often taken for granted today are a result of SingTel's concerted effort to invest and build an excellent infrastructure and to offer its customers the best in telecommunications

"SINGTEL HAS TRANSFORMED ITSELF INTO A MAJOR PLAYER ON THE WORLD'S TELECOMMUNICATIONS STAGE. AT ITS CORPORATISATION IN 1992, THE COMPANY HAD ALMOST A PURELY DOMESTIC BUSINESS. TODAY, IT HAS OPERATIONS AND INVESTMENTS IN MORE THAN 20 COUNTRIES AND TERRITORIES AROUND THE WORLD."

services. For example, push-button phones and a fully digital network installed by SingTel more than a decade ago have made possible services such as phone-banking and broadband Internet that many in Singapore have been enjoying over the years.

Technology advancements in the wireless world saw the introduction of mobile communications – alert tone and automatic paging in 1973 and 1983 respectively, as well as mobile phone services in 1977, with a handheld version in 1988. In 1989, Singaporeans became the first in the world to enjoy paging and mobile phone services underground on the Mass Rapid Transit system.

SingTel's introduction of the digital GSM cellular system in 1994 was a milestone in its history; it set the stage for the widespread use of mobile phones, very much an integral part of today's lifestyle. In the same year, SingTel introduced its customers to the captivating world of the Internet through SingNet.

With the immense popularity of the mobile phone and the Internet, it is perhaps not surprising that the industry buzz presently is about more convergent services such as next-generation mobile services, including 3G and wireless broadband Internet.

LOOKING BEYOND SINGAPORE

In the late 1980s, SingTel began to actively seek investment opportunities beyond its shores as part of its strategy for long-term growth, given the small size of its home market.

Examples of early investments included a mobile phone company in Norway and cable TV operations in the UK and Sweden. At that time, investment opportunities were more abundant in Europe compared to Asia, where there were more regulatory hurdles.

In the late 1990s, as Asia began liberalising its telecommunications industries, SingTel focussed its investment efforts in the region where it had a comparative advantage in terms of geographic proximity, and understanding the local culture and language.

SingTel has transformed itself into a major player on the world's telecommunications stage. At its corporatisation in 1992, the company had almost a purely domestic business. Today, it has operations and investments in more than 20 countries and territories around the world, deriving more than two thirds of its earnings from abroad.

SingTel and telecommunications in Singapore have come a long way since 1879. The first private telephone exchange back then had just 50 lines. Today, SingTel and its associates serve close to 50 million mobile phone users in the Asia Pacific.

The SingTel story does not end here. It continues with the 19,000 dedicated employees of the Group located around the world. They are committed to the Group's mission of providing the best in communications to help people bridge boundaries and develop relationships, and doing their best for our customers, shareholders and the community.

REVIEW OF THE GROUP'S BUSINESS & OPERATIONS

The SingTel Group had a year of robust financial results delivering record revenues and profits. Operating revenue for the year was a record S$12.0 billion while net profit (pre-goodwill), even after excluding exceptional gains from divestments, was at an all-time high of S$2.85 billion.

Reflecting SingTel's multinational profile, operations outside of Singapore contributed 75 per cent of the Group's enlarged revenue (including its proportionate share from associates) and 66 per cent of its earnings before interest, tax, depreciation and amortisation.

The Group's strong performance was driven by a three-pronged strategy – maintaining its leadership position in Singapore, increasing its market share in Australia and growing its regional mobile franchise.

Despite intense competition and pricing pressures, SingTel continued to generate strong cash flows and keep its operating margin at 50 per cent in Singapore. Revenues were however affected by the outbreak of Sars and the start of the war in Iraq at the beginning of the financial year.

The company benefited from the growing popularity of broadband and mobile data services among consumers. In the corporate market, SingTel continued to expand its global customer base, especially from among multinational corporations in Hong Kong, Japan, Europe and the United States.

In Australia, SingTel Optus sustained its revenue momentum, growing approximately three times faster than the market as a whole. For the year, operating margins for all three of its divisions expanded and net profit for the company rose 38 per cent.

Optus' sterling performance was a result of the company's focus on market differentiation, high value and high margin customers, aligning costs to revenues, strong capex management and leveraging the scale of the SingTel Group.

SingTel's mobile associates in Asia also delivered solid results. The Group's share of ordinary earnings from its regional mobile business – Advanced Info Service (AIS), Bharti, Globe and Telkomsel – rose 70 per cent during the year. SingTel and its partners now serve more than 47 million customers in six markets – Australia, India, Indonesia, the Philippines, Singapore and Thailand.

Mobile communications is now the most important part of the Group's business. Mobile services contribute 38 per cent of its operating revenue compared to just 18 per cent three years ago.

During the year, SingTel took significant steps to rationalise its investments and focus on its core telecommunications business in the Asia Pacific. Following a strategic review, it divested a number of major non-core assets including its investment in Belgian telco, Belgacom, a 69 per cent stake in Singapore Post and the Yellow Pages directories business in Singapore. These divestments and related transactions raised net proceeds of close to S$3.3 billion.


hello!
SingTel

IN SINGAPORE

Although Singapore is a highly developed telecommunications market with high penetration rates for many services, SingTel still enjoyed strong growth in demand for its broadband and mobile data services.

The number of users on SingTel's broadband ADSL (Asymmetric Digital Subscriber Line) network jumped close to 60 per cent as more people discovered the benefits of faster Internet access. Demand was boosted by SingNet's compelling price plans such as the 512kbps *JetP@ck* plan, the most affordable broadband package in the market with a basic plan at just S$19.95 per month.

To offer customers more value and usage flexibility, SingNet BroadBand introduced a Bandwidth-On-Demand service to enable customers to enjoy a dedicated download speed of up to 1.5 Mbps as and when needed, paying only for what has been used.

Demand for SingNet BroadBand was also driven by a wide range of business products and value-added services such as islandwide high-speed outdoor wireless surfing *(Outdoor Wireless Surf)*. Collaborations with organisations such as the National Library Board – which runs 23 public libraries – increased the number of SingTel wireless surf zones in Singapore to more than 230.

To enable wireless surfing for mobile customers who travel frequently, SingTel introduced the *Overseas Wireless Surf* service, allowing postpaid mobile customers to access more than 4,000 wireless hotspots worldwide.

SERVING MOBILE CUSTOMERS

Data services on mobile phones – such as SMS, downloads and e-mail – continued to be popular, accounting for 17 per cent of the average revenue per user, up from 14 per cent the previous year.

The popularity of SMS has extended to businesses, where many, including small and medium sized enterprises, are using SingTel's *BizLive SMS* service to distribute permission-based information to their own customer database. Uses of this SMS platform include alerts of promotions, appointment reminders, restaurant bookings and customer surveys.

Despite the introduction of mandatory Mobile Number Portability (MNP) in August 2003, SingTel has maintained its customer base at above 1.5 million. The introduction of new price plans – with features such as free incoming calls, extra bundled talktime and calls to a home or mobile number from just one cent a minute – helped SingTel to maintain its monthly postpaid churn at a low 1.5 per cent.

SingTel continued to pioneer developments for mobile applications during the year. An SMS portability solution conceptualised by SingTel's engineers was adopted by all mobile operators for the implementation of MNP in Singapore.

In October 2003, SingTel became the first operator in the world to offer General Packet Radio Services (GPRS) roaming services in India through Bharti Cellular. Later in the year, it launched *CitySim*, the first prepaid mobile service for visitors to Singapore, and Gunslingers, Asia's first location-based multi-player mobile game.


SingTel

"THE EXTRA MILE THAT SINGTEL'S FRONTLINE STAFF PUT IN FOR THEIR CUSTOMERS HAS WON MANY OF THEM THE EXCELLENT SERVICE AWARD (EXSA), SINGAPORE'S HIGHEST RECOGNITION FOR CUSTOMER SERVICE."

SingTel, Optus and Globe jointly rolled out *MobileMail* in June 2003. The service enables customers to enjoy secure and real-time wireless access to e-mail, personal information management and documents residing within corporate servers through their mobile phones or GPRS handheld devices.

SingTel and Optus also collaborated on a unique mobile blogging competition, *MyDreamD8*, which was probably the region's first reality game on the Internet. Contestants from Singapore and Australia used their mobile phones to upload text and images via SMS and MMS onto their blogs. SMS votes from SingTel and Optus customers for their favourite contestants totalled hundreds of thousands.

SERVING CORPORATE CUSTOMERS

SingTel has a comprehensive suite of voice, data and Internet services for corporate customers who demand the highest standards of quality, reliability, diversity and resilience for their global networks.

To meet the growing demand for Internet Protocol Virtual Private Network (IP VPN) services, SingTel intends to invest over S$100 million over the next five years to further enhance the coverage and performance of its *ConnectPlus* IP VPN network.

In October 2003, SingTel became the first telco in Singapore to offer an islandwide *MetroEthernet* service which provides customers an easy-to-use, 'plug-and-play' technology using the ubiquitous Ethernet interface. This service enables companies to enjoy dedicated and fully-protected point-to-point and point-to-multipoint data connections between different locations and at the same time, offers the distinct advantage of allowing companies to buy bandwidth in small increments.

SingTel also launched *i-PhoneNet*, an intelligent IP Centrex service delivered over SingTel's managed data network. This next-generation service offers a suite of IP applications such as voice telephony, remote sharing of files and messaging. It allows companies to merge their intra-office voice and data communications into a single network and outsource it entirely to a service provider like SingTel.

In the area of IT and engineering services, wholly-owned subsidiary NCS became the first Singapore company to achieve Capability Maturity Model Integration (CMMI). With the CMMI Level 3 certification, NCS has pushed quality delivery to new standards where it can explicitly link management and engineering activities to business objectives, and enhance project life cycle activities to ensure that the product or service is able to meet customer expectations.

NCS was also awarded the PSB BS7799 certification during the year. With this certification, NCS Data Centre has been able to deliver more effective and systematic information security management to customers.

PROVIDING EXCELLENT CUSTOMER SERVICE

Besides providing its customers with value, innovative service and solutions, SingTel is equally committed to delivering excellent customer service.


'yes'
a Member of the SingTel

The extra mile that SingTel's frontline staff put in for their customers has won many of them the Excellent Service Award (ExSA), Singapore's highest recognition for customer service. These awards recognise individuals who have delivered outstanding service in the service industry.

Since 1996 when SingTel first participated in the ExSAs, the company has consistently won awards in the different categories. In 2002, SingTel received 72 awards. In 2003, a total of 141 awards – 1 superstar, 20 stars, 69 golds and 51 silvers – were presented to SingTel's customer service officers working at the retail outlets and call centres.

In an independent study carried out by J. D. Power Asia Pacific, the 2003 Singapore Mobile Telephone Service Satisfaction Study^{SM} ranked SingTel Mobile the highest for mobile telephone customer satisfaction. The study evaluated six factors that contributed to customer satisfaction with mobile phone service providers – cost, reliability/image, call quality, billing, value-added service and sign-up. SingTel Mobile achieved a score of 713 out of a 1,000 point scale and exceeded the industry's average score of 693.

SingTel conducts regular customer opinion surveys. These enable the company to measure its performance against the rest in the industry. Over the past two years, SingTel's customers have given the company ratings of more than 90 per cent on overall satisfaction. In particular, customers who had visited the *hello!* retail stores were exceptionally satisfied with the service provided there.

IN AUSTRALIA

Since becoming part of the Group in 2001, SingTel Optus has increasingly become a key driver of the Group's performance. For the year, it accounted for two thirds of the Group's operating revenue and one third of proportionate EBITDA.

There was strong double-digit revenue growth across all of Optus' operating divisions. This has strengthened the company's position as the only large-scale integrated-telco alternative to the incumbent.

Optus is investing for future growth; it carried out infrastructure enhancements for its fixed, mobile, international business and satellite networks during the year. For example, inter-city transmission capacity was expanded through the use of DWDM (Dense Wavelength Division Multiplexing) systems and new IP (Internet Protocol) technologies.

The company has taken advantage of significant operating efficiencies by leveraging its relationship with SingTel through joint tendering and organisation integration. The Group's networks organisations in Australia and Singapore have been merged into a single unit, which is responsible for driving the technology selection, engineering and operation of the fixed and wireless networks in the two countries.

MOBILE SERVICES

Optus has established a strong presence in Australia's mobile communications market. Its revenue and customer base grew 18 per cent during the year, crossing the five million mark to hit 5.6 million. The company also increased its mobile market share to 35 per cent.

Reflecting its commitment to better serve its customers across Australia, Optus embarked on a A$180 million programme to extend its network of mobile base stations and improve



"OPTUS PROVIDES A WIDE RANGE OF SERVICES FOR RESIDENTIAL CUSTOMERS INCLUDING LOCAL, NATIONAL AND LONG DISTANCE TELEPHONY, DIAL-UP INTERNET, BROADBAND INTERNET (DSL AND CABLE) AND SUBSCRIPTION TELEVISION."

network coverage. Forty-five per cent of the sites in the programme were in regional and rural centres, ensuring that Optus' GSM network matched the competitor's GSM 'footprint' in the two most populous states of New South Wales and Victoria.

With more than 140 Optus World stores throughout Australia, Optus has a strong retail presence. This is supplemented by a large dealer network of more than 350 retail points for postpaid services and more than 6,000 points for prepaid recharge around Australia including Australia Post outlets.

Optus has an acknowledged track record of being first to market with new initiatives. During the year, it continued to break new ground:

- In July 2003, Optus launched a suite of innovative postpaid mobile phone plans called *Optimiser* with enhanced features that provide more usage flexibility and value for money.
- For those with a mobile lifestyle, Optus introduced *Optus Zoo*, a mobile portal which enables customers to view live TV programmes, download video content and access sports, entertainment and other content on their mobile phones.
- For small businesses, Optus set up a dedicated sales team and customer service centre to address the fixed and mobile telecommunications needs of small enterprises more effectively. The *Business Edge* rate plans for small businesses were updated to include two new features – *Business Fleet* and *Fleet Share* – for customers to enjoy more savings by consolidating their accounts.
- To further expand its network of more than 100 Wi-Fi hotspots beyond key CBD locations, hotels and cafes, Optus became the first telecommunications carrier to work with the Sydney Airport Corporation to offer travellers access to the airport's wireless broadband network in its international and domestic terminals.

BUSINESS AND WHOLESALE SERVICES

Optus is a leader in providing integrated communications solutions to government, corporate, and large and small business clients in Australia. It provides creative and innovative solutions tailored to specific business needs and, through the Group's international networks, offers its clients regional and global connectivity.

The company has steadily won large corporate and government accounts as part of its ability to develop customised solutions to meet the requirements of Australian organisations. For example, in April 2003, Optus won a A$10 million contract to provide a managed Asynchronous Transfer Mode (ATM) network for the Australian Broadcasting Corporation.

The successful integration with SingTel has enabled Optus to offer its multinational customers the ability to conduct their business with just one service provider. With the Group's suite of corporate data and voice solutions, Optus achieved major corporate wins including ANZ Bank and Jones Lang LaSalle.

In November 2003, Optus announced Australia's most advanced Voice over IP (VoIP) solution, Optus IP Centrex. It is an advanced alternative to other VoIP solutions, permitting companies to merge their voice and data communications onto a single network, which is centrally managed from the Optus exchange.

The year also saw Optus continue its commitment to e-commerce by unveiling its online trading exchange, Optus inCITE, for the Australian construction industry and entering into a strategic partnership with IBM Global Services to jointly offer IT solutions on demand.

One of the year's highlights was the successful launch of the Optus C1 satellite in June 2003. C1 provides additional satellite capacity to meet demand for direct-to-home subscription television, remote and rural communications, broadband services and communication needs of the Department of Defence.

The satellite contributed significantly to Optus' bottom line for the year. Launch revenues from C1 amounted to A$250 million. Optus will receive an additional revenue from the sale of transponder capacity to cable TV operators Foxtel and Sky New Zealand. These deals make Optus the pre-eminent satellite broadcast operator in Australia and New Zealand, and mean that the Group has considerable satellite coverage over these areas as well as Asia.

Optus' wholesale business recovered from a difficult two years and for the first time sold wholesale transmission capacity to industry incumbent Telstra.

CONSUMER AND MULTIMEDIA SERVICES

Optus provides a wide range of services for residential customers including local, national and long distance telephony, dial-up Internet, broadband Internet (DSL and cable) and subscription television. Optus services customers via a Hybrid Fibre Coaxial (HFC) network covering 1.4 million homes in Sydney, Melbourne and Brisbane, a national points-of-presence (POP) network for dial-up Internet, and through re-sell agreements.

Continued focus on product bundling and on high-value customers has driven revenue and subscriber growth for Optus in this segment. As at 31 March 2004, 63 per cent of Optus' local telephony customers (HFC) had multiple products.

With growth rates well in excess of the market, OptusNet is now the second largest ISP in Australia with more than 674,000 customers using its dial-up, cable Internet and DSL Internet services. Speed, reliability and value are the foundations of OptusNet's success.

In 2003, OptusNet began expanding its national dial-up footprint and built more dial-up POPs around the country. Now some 99 per cent of the Australian population is able to connect to the Internet via Optus.

OptusNet also pioneered the use of 'speed throttling', offering Internet plans where customers are not charged when they exceed their monthly limit. Instead the speed is throttled back to dial-up speed.

In January 2004, Optus launched its newest product – OptusNet DSL, allowing Optus to more than triple its broadband footprint. The launch of DSL has stimulated broadband growth significantly. Optus added 70 per cent more new cable and DSL Internet customers in the fourth quarter of the year compared to the preceding quarter.

The SingTel Group is the largest multi-market telecommunications operator in Asia. Its extensive presence in the region has been the result of a combination of organic growth and strategic investments in a number of large and high growth markets.

The Group's presence in the region is also strengthened by a vast network of cross-border satellite and submarine cable resources that provides connectivity to customers across the region and to the rest of the world.

REGIONAL MOBILE ASSOCIATES

SingTel is a strategic investor in four of the region's most successful mobile operations: Advanced Info Service (AIS) in Thailand, Bharti in India, Globe Telecom in the Philippines and Telkomsel in Indonesia. Together they serve more than 40 million customers, an increase of 42 per cent from a year ago.

In each of the four markets, SingTel's associate is positioned very strongly. AIS (13.9 million subscribers) and Telkomsel (10.7 million) are the largest operators in their respective countries with a market share of 59 and 52 per cent respectively. Bharti is the largest GSM operator in India with more than 6.5 million subscribers while Globe has a strong number two position in the Philippines with 9.1 million.

The associates have leveraged their strong market positions to build EBITDA margins of as high as 71 per cent at Telkomsel. For the year, their operations contributed S$927 million to the Group's pre-tax earnings. The dividend stream has also increased steadily with dividends from AIS, Globe and Telkomsel amounting to S$223 million during the year, more than three times higher than the previous year.

In the past few years, penetration rates have grown rapidly in Thailand and the Philippines. By comparison, the Indonesian and the Indian markets are much less developed and they will provide the Group with a second wave of growth over the next few years. With a combined population of more than 1.2 billion, India and Indonesia present huge growth potential.

SingTel works closely with its mobile partners to reap synergies and optimise returns for each operator. This includes joint negotiations for infrastructure purchases, best practice benchmarking for capital expenditure and operating expenses, and joint procurement for SIM cards and handsets. Total savings for the year are estimated at more than US$100 million.

SINGTEL GLOBAL OFFICES

The Group has a network of 31 SingTel Global Offices (SGOs) located in 15 countries and territories across the Asia Pacific, Europe and the United States. The SGOs have evolved from mere liaison offices to successful marketing-oriented outfits. Instead of simply developing business leads from the Singapore headquarters, many SGOs have obtained licences in liberalised markets and now also generate their own revenue from corporate clients based in their respective locations.

For example, in April 2003, SingTel Japan won a global multi-million dollar contract from Sumitomo Heavy Industries (SHI) to provide a *ConnectPlus* Internet Protocol Virtual Private


CHINA
KOREA
JAPAN
INDIA
TAIWAN
HONG KONG
PHILIPPINES
THAILAND
VIETNAM
MALAYSIA
SINGAPORE
INDONESIA
AUSTRALIA
SingTel's regional mobile network
SingTel Global Offices (offices in Europe and the US not shown)

"THE GROUP HAS AN EXCELLENT AND EXTENSIVE INFRASTRUCTURE MADE UP OF SATELLITE NETWORKS AND SUBMARINE CABLE SYSTEMS THROUGHOUT THE ASIA PACIFIC, PROVIDING CONNECTIVITY ACROSS THE REGION AND TO THE REST OF THE WORLD."

Network (IP VPN) linking the offices of SHI in Japan to its factories in Shanghai, Songjiang and Ningbo in China; Metro Manila, Cavite and Bangtaga in the Philippines; and Singapore.

SingTel Hong Kong has Mingpao.com as one of its local corporate clients. Mingpao.com, one of the first online news portals in Hong Kong, uses SingTel's ΣXPAN services to host all its web services and transmit data to its clients quickly on a daily basis. It also has Internet connectivity, via the SingTel Internet Exchange, for information retrieval and communication with its employees around the world.

Leveraging its SGOs, SingTel has seen more collaboration with overseas service providers to customise solutions for specific Asian markets. For instance, in August 2003, SingTel became one of the first foreign carriers to sign an agreement with China Telecom to offer business customers a one-stop service for their data communications needs to all parts of China. The services, including International Frame Relay, Asynchronous Transfer Mode and IP VPN, are delivered via SingTel's globally managed network, *ConnectPlus*, and China Telecom's domestic infrastructure.

A similar move was made in Vietnam where SingTel has partnered Vietnam Datacommunications Company to become the first foreign carrier in the world to offer a one-stop service enabling customers to enjoy seamless Internet Protocol (IP) connections from Singapore and all the major cities in the world – into, across and out of Vietnam.

To improve quality of service and network management for corporate clients in the United States, SingTel USA opened its own local network operations customer helpdesk in San Jose in June 2003. This facility complements SingTel's global network and helpdesk management centres in Singapore by offering US-based customers a single point of contact within the United States.

NETWORK AND INFRASTRUCTURE

The Group has an excellent and extensive infrastructure made up of satellite networks and submarine cable systems throughout the Asia Pacific, providing connectivity across the region and to the rest of the world.

Satellites

The successful launch of the Optus C1 satellite strengthens the Group's position as the leading satellite operator in the Asia Pacific region. C1 is a significant addition to the combined satellite resources of the Group, which currently provides access to more than 25 satellites.

Optus presently has four satellites in operation. To ensure the continuity and growth of its satellite business in the Australian and New Zealand markets, it plans to develop and launch two new satellites, named D-series, over the next few years. The decision to build the D-series satellites follows increased demand for access to the newly launched C1 satellite. They will also replace the two Optus B-series satellites, which are approaching the end of their useful lives.

Since February 2004, SingTel's extended satellite broadband IP network has been fully operational in the region, focussing on South Asia and paving the way for customers to use SingTel's Digital Video Broadcasting over Internet Protocol (DVB IP) service.

DVB IP combines the best of IP technology with the global reach of satellites, allowing voice and data traffic to be transmitted simultaneously to multiple sites in Asia Pacific. Applications include broadband Internet connectivity, videoconferencing, multimedia video streaming, high-speed file transfer, interactive distance learning and content distribution.

During the year, SingTel also launched a first-of-its-kind disaster recovery service, which allows satellite broadcasters to resume their operations in the shortest time possible with minimal disruption should their facilities fail due to accidents, natural disasters or other causes. With the service, broadcasters can look forward to cost savings as they do not need to invest in costly equipment or duplicate their facilities.

Submarine Cables

In March 2004, SingTel and 15 other international telecommunications carriers signed an agreement to construct a new submarine cable linking South East Asia, the Middle East and Western Europe. The proposed SEA-ME-WE 4 cable system will span some 20,000 km across the globe, providing ultra fast connectivity.

The US$500 million project will be a timely response to bandwidth demand in these regions as parallel networks, such as SEA-ME-WE 3, are approaching their maximum design capacity. The cable system is expected to be ready for service in the third quarter of 2005 and will carry telephone, Internet and various broadband data streams, benefiting millions of people from Singapore all the way to France.

SingTel also saw the completion of the Thailand-Indonesia-Singapore (TIS) cable network in December 2003. The 1,100 km cable system lands in Songkhla (Thailand), Batam (Indonesia) and Changi (Singapore). It is a joint project between SingTel, CAT Telecom Public Company Limited of Thailand and PT Telekommunikasi Indonesia Tbk.

The US$36 million TIS consortium cable system, which has an initial capacity of 30 Gigabits per second, will greatly enhance telecommunications connectivity among Indonesia, Thailand and Singapore. Besides TIS, there are only a few cable systems that connect Indonesia and Thailand to the rest of Asia, and only APCN and SEA-ME-WE 3 link these countries directly to Singapore.

In December 2003, SingTel revolutionised the movie industry in Asia by enabling cross-border digital distribution of a newly released film. The Hong Kong blockbuster movie, 'Infernal Affairs III', was distributed directly from Hong Kong to a Singapore cinema for its local premiere using SingTel's ATM service. This digital breakthrough reduces piracy risks for the movie companies as it shortens the time needed to distribute a film to cinemas. It is an example of SingTel's continuing effort to provide cutting-edge and innovative solutions to its customers across the region.

OUR COMMUNITY, OUR PEOPLE

The SingTel Group serves more than 10 million customers in Singapore and Australia and employs close to 20,000 people around the world. As at 31 March 2004, it had a market capitalisation of S$41.5 billion.

Given its size, the Group recognises that its actions can have an impact on the areas it serves and that it is in a strong position to contribute positively to the social development of the communities it operates in. Both SingTel in Singapore and Optus in Australia have corporate social responsibility and sponsorship programmes that support a variety of causes.

The Group also recognises that one of its most important assets is its human capital. Whether in Singapore or Australia, employees work in a culture which encourages and rewards personal excellence and which provides training and development opportunities for individuals to achieve their best.

COMMUNITY

In Singapore, the SingTel *Touching Lives Fund* is the company's annual corporate philanthropy programme to raise funds for charities helping children and young persons. During the year, a series of fund raising activities – including a charity golf event, an employee donation drive and a senior management car wash – was organised.

The *Fund* raised a total of S$1.8 million in 2003 including contributions from SingTel. The company matched dollar-for-dollar all public donations received. Beneficiaries of the *Fund* included the Rainbow Centre *(photo on next page)* which supports children with physical and intellectual disabilities.

During the outbreak of Severe Acute Respiratory Syndrome in Singapore, the SingTel *Touching Lives Fund* raised about S$760,000 for patients, healthcare workers and other affected parties. Besides cash donations, SingTel also provided free mobile phones and services to the Communicable Disease Centre for use by patients and those quarantined.

In addition to the *Touching Lives Fund*, SingTel donated S$200,000 to the National Council of Social Services (NCSS) to support the telecommunications requirements of welfare organisations. SingTel has been providing this grant to NCSS since 1991.

SingTel also plays its part in promoting the arts in Singapore. Besides on-going support for local artists and their works, SingTel supports the Yong Siew Toh Conservatory of Music Scholarship Fund. As a result of its sponsorship, three talented music scholars from the Philippines, Singapore and Thailand are pursuing their education at the conservatory.

In Australia, Optus is also committed to giving back to the community that supports it. Since 1999, it has raised over A$3 million for Kids Help Line, Australia's only free, confidential and anonymous national counselling service for young people. The funds have helped the service to offer telephone, e-mail and real-time online counselling to over 500,000 contacts.

During the year, Optus also raised A$80,000 and A$52,000 for the Starlight Children's Foundation and The Juvenile Diabetes Research Foundation (JDRF) respectively. Starlight



"SINGTEL SEEKS TO BE AN EMPLOYER OF CHOICE WHEREVER IT OPERATES. IT DOES THIS BY REWARDING BASED ON PERFORMANCE, PROMOTING CONTINUOUS LEARNING, AND ENCOURAGING CHANGE AND INNOVATION."

raises funds to help brighten the lives of seriously ill children and their families while the JDRF is dedicated to funding the best Australian research into a cure for diabetes and its complications.

Reflecting the diverse interests of its customers and the community at large, Optus is involved in a number of sports partnerships. They include the Optus Team Tennis Australia which provides support from the grass roots level with the Optus Achievers programme, through to support of the elite Optus Australian Davis Cup Team. Optus also supports three Australian Rules football teams (Carlton, West Coast Eagles and the Sydney Swans), the Jack Newton Junior Golf Foundation, and former Olympian, runner Melinda Gainsford-Taylor.

In the area of arts and entertainment, Optus supports The Australian Brandenburg Orchestra, The Canberra Theatre Centre, The Australian Business Arts Foundation and Company B Belvoir. In 2003, in an innovative partnership with The Bell Shakespeare Company, Optus became their youth and education partner.

PEOPLE

As at 31 March 2004, the SingTel Group had 19,081 employees – 8,997 in Singapore, 8,877 in Australia and 1,207 in the rest of the world.

SingTel seeks to be an employer of choice wherever it operates. It does this by rewarding based on performance, promoting continuous learning, and encouraging change and innovation.

The Group also has an international assignments programme providing employees with the opportunity to work overseas on either short or medium term assignments. These opportunities foster the exchange of ideas within the Group while encouraging inter-cultural awareness and diversity.

The Group ensures a strong link between employee remuneration and individual performance. This performance-based environment enables the Group to retain its best people and at the same time compete in the labour market for new talents.

In June 2003, following a review of the remuneration policy across the Group, SingTel suspended its stock options plan, and introduced a performance share plan as part of its compensation package to reward and retain exceptional contributors, and align the interests of employees with those of the shareholders. Share awards were granted to about 1,500 managers during the year.

The Group invests heavily in staff training and leadership development. More than S$30 million were spent during the year on a variety of programmes in Singapore and Australia to ensure that the technical, supervisory and managerial skills of employees remained relevant and were adequate to meet business needs. Employees are given a wide range of learning opportunities including on-line learning and face-to-face classroom education.

The well being of employees is an important consideration for the Group. Both SingTel and Optus review their benefits portfolio regularly to ensure relevance in their respective markets and that benefits provided continue to suit the needs of employees in their respective stages in life.

AWARDS & ACCOLADES
2003/04

SINGTEL

Best in Corporate Governance (Singapore)
The Asset, November 2003

Best in Corporate Governance (among telcos in Asia)
Asiamoney, September 2003

Securities Investors Association of Singapore Awards
September 2003
- Singapore Corporate Governance Award (First)
- Most Transparent Company (Golden Circle Award)
- Most Transparent Company in the Transport/Storage/Communications category

Company of the Year (Singapore)
The Banker, December 2003

Best Managed Company (Singapore)
Asiamoney, December 2003

Best Asian Telecom Carrier
Telecom Asia, June 2003

Euromoney, December 2003
- Best Company (Singapore)
- Best Asian Telco – Cellular
- Best Asian Telco – Fixed

Asia's Leading Companies (2nd in Singapore)
Far Eastern Economic Review, December 2003

Best Regional Carrier
World Communication Awards, October 2003

Most Valuable Singapore Brand – 2nd year running
Singapore Brand Awards, November 2003

PRISM Awards
(Institute of Public Relations of Singapore)
March 2004
- Best Newsletter (Merit)
- Best Corporate Social Responsibility (Merit)

Community Chest of Singapore Awards, October 2003
- Corporate Platinum Award – 2nd year running
- Special Events Platinum Award (for SingTel *Touching Lives Fund*)

Lee Hsien Yang
- Outstanding Chief Executive
  Singapore Business Awards, March 2004
- Hall of Fame
  Singapore Computer Society IT Leader Awards
  March 2004
- President's Medal
  Australian Chamber of Commerce, Singapore
  November 2003

Chua Sock Koong, Best CFO – 2nd year running
FinanceAsia, April 2003

OPTUS

Carrier of the Year
Australian Telecommunications User Group
March 2004

Best Mobile Service
CommsWorld Telecomms Awards
August 2003

Telecom Asia, June 2003
- Best Asian Competitive Carrier
- Best Asian Telecom CEO – Chris Anderson

ISP of the Year
Information Technology and Telecommunications Industry
December 2003

NCS

Singapore Health Award (Silver)
Singapore Health Promotion Board, September 2003

GROUP FINANCIAL SUMMARY

	Financial Year ended 31 March				
	2004	2003	2002*	2001*	2000*
Income statement (S$ million)					
Group Operating Revenue	**11,995**	10,259	7,269	4,926	4,866
SingTel	**4,045**	4,731	4,923	4,926	4,866
Optus	**7,949**	5,528	2,347	n.a.	n.a.
Optus (A$ million)	***6,609***	*5,550*	*2,491*	*n.a.*	*n.a.*
Group Operational EBITDA	**4,288**	3,743	3,057	2,604	2,670
SingTel	**2,008**	2,396	2,587	2,604	2,670
Optus	**2,280**	1,346	470	n.a.	n.a.
Optus (A$ million)	***1,892***	*1,350*	*499*	*n.a.*	*n.a.*
Share of associates' earnings	**1,120**	1,032	241	349	368
Net profit after tax	**4,485**	1,401	1,631	2,006	2,540
Net profit after tax – before goodwill & exceptional items	**2,852**	2,167	2,045	2,250	2,008
Cash flow (S$ million)					
Group free cash flow**	**3,295**	2,103	32	1,777	1,332
SingTel	**1,926**	1,488	(47)	1,777	1,332
Optus	**1,369**	615	79	n.a.	n.a.
Optus (A$ million)	***1,106***	*551*	*73*	*n.a.*	*n.a.*
Capital expenditure (cash)	**1,300**	1,668	2,999	1,762	787
Balance sheet (S$ million)					
Total assets	**36,857**	33,671	35,350	16,205	13,917
Shareholders' funds	**19,752**	15,470	14,579	8,758	9,203
Net debt/(cash)	**7,109**	9,563	9,862	(3,095)	(4,231)
Key ratios					
Proportionate EBITDA – % from outside Singapore	**66%**	51%	28%	19%	n.a.
SingTel operational EBITDA margin	**49.6%**	50.7%	52.6%	52.9%	54.9%
Optus operational EBITDA margin	**28.7%**	24.4%	20.0%	n.a.	n.a.
Return on invested capital	**14.9%**	13.4%	10.5%	n.a.	n.a.
Return on equity	**25.5%**	9.3%	14.0%	22.3%	29.2%
Return on total assets	**13.1%**	3.2%	6.3%	13.4%	19.1%
Net debt to total EBITDA	**1.2x**	1.9x	2.7x	n.a.	n.a.
EBITDA to net interest expense	**13.8x**	10.1x	23.7x	n.a.	n.a.
Per share information (cents)					
Earnings per share – basic	**25.15**	7.86	9.76	13.00	16.58
Earnings per share – before goodwill & exceptional items	**16.00**	12.16	12.23	14.58	13.11
Net assets per share	**110.67**	86.78	81.79	56.82	59.48
Dividend per share – ordinary	**6.4**	5.5	5.5	5.5	5.5
Dividend per share – special	**–**	–	–	7.5	12.0

Notes
(1) Certain comparatives have been restated to conform to current year's presentation.
(2) n.a. = not applicable/not available
* SingTel began to consolidate Optus' financial results with effect from 1 October 2001. Accordingly, figures for the year ended 31 March 2000 and 2001 do not include Optus; and the year ended 31 March 2002 included 6 months of Optus.
** Free cash flow refers to cash flow from operating activities less cash capital expenditure. In the year ended 31 March 2002, SingTel's free cash flow was impacted by construction of the C2C cable project.

FINANCIAL REVIEW

GROUP HIGHLIGHTS

Financial Year ended:	31 Mar 2004 (S$ million)	31 Mar 2003 (S$ million)	Change
Operating revenue	11,995	10,259	16.9%
Operational EBITDA	4,288	3,743	14.6%
Share of associates' ordinary earnings	1,444	775	86.5%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	5,745	5,112	12.4%
Net profit after tax (pre-goodwill & exceptionals)	2,852	2,167	31.6%
Net profit after tax	4,485	1,401	220%

The SingTel Group achieved strong financial performance in the financial year, delivering record revenue and profits. This reflects the Group's successful strategy to achieve geographical diversification of its business and reduced dependency on international telephony services.

Proportionate revenues from outside Singapore accounted for 75 per cent of the Group's enlarged revenue (FY03: 65 per cent), while 66 per cent of proportionate EBITDA came from overseas (FY03: 51 per cent).

Operating revenue was a record S$12.0 billion, a 17 per cent year on year increase. Net profit after tax more than tripled to S$4.49 billion, another all-time high.

The robust results were boosted by a S$2.03 billion gain – pre-tax and pre-minority interests – on SingTel's disposal of its entire shareholding in Belgacom. Even excluding exceptional items, the Group's net profit (pre-goodwill) was still a record at S$2.85 billion, a 32 per cent increase compared to last year. Operational EBITDA grew by a healthy 15 per cent.

SINGAPORE

The Singapore business generated strong free cash flow (including dividends received) of S$1.93 billion and despite very difficult market conditions – including the Sars outbreak – the Singapore business maintained a healthy operational EBITDA margin of around 50 per cent.

Operating revenue was S$4.03 billion, a dip of 7 per cent year on year, excluding revenue from SingPost and Yellow Pages last year.

Data and Internet revenues fell 4 per cent to S$1.12 billion due to a decline in revenue from international leased circuits, partially offset by growth in broadband Internet revenue. Prices for international leased circuits continued to be weak. Comparing sequential quarterly trends, however, international leased circuit revenue was stable for the last 3 quarters of the financial year. Broadband Internet revenue doubled as demand for broadband services rose 59 per cent to hit 258,000 lines.

FINANCIAL REVIEW

Revenue from **Mobile Communications** was stable at S$822 million. As at 31 March 2004, mobile subscribers numbered 1.516 million, slightly lower than the 1.548 million a year ago. The decrease was mainly due to a one-time termination of 20,000 inactive subscribers on the expiry of a promotion scheme. With generally slow market growth, the mobile business was managed with a focus on profitability and cash flow. Overall, average revenue per user or ARPU remained strong at S$55 and postpaid churn was stable at 1.5 per cent per month.

Revenue from **International Telephone** services declined 15 per cent to S$756 million. This was due to lower outgoing traffic volume and declines in collection rates and in payments.

Revenue from **IT & Engineering** services fell 7 per cent to S$536 million as contribution from China declined sharply. Revenue in Singapore picked up pace in the final quarter of the financial year, with major contract wins from a wide spectrum of sectors including government, education, financial services, defense and aviation.

Continual stringent cost controls brought down operating expenses by 3 per cent (excluding SingPost and Yellow Pages in the prior year) and helped maintain margin at around 50 per cent. Major categories of expenses fell, except for staff costs, which increased 2 per cent due to accruals for the new performance share plan, partially mitigated by a lower headcount and reduction in CPF contributions.

For the year, capital expenditure was just S$293 million or 7 per cent of operating revenue, reflecting the Group's commitment to invest in line with expectations of revenue growth.

AUSTRALIA

Optus delivered another impressive set of financial results – reporting strong growth in net profit, revenue and cash flow. Optus continued to gain market share, with all divisions reporting margin expansion.

Net profit (before exceptional tax items) for the year was A$440 million, up A$412 million compared to the previous year's A$28 million.

Revenue for the year was up 15 per cent to A$6.36 billion (excluding a one-time revenue from the C1 Defence contract). Operational EBITDA grew 38 per cent to A$1.86 billion and margins expanded to 29 per cent, up 5 percentage points.

Free cash flow doubled from A$551 million a year ago to A$1.11 billion. This was a significant improvement from two years ago when Optus had a cash flow deficit of A$612 million.

This year, Optus had a A$1 billion capital expenditure target and comfortably met this with cash capital expenditure of A$833 million. The capital expenditure to revenue ratio was 13 per cent.

FINANCIAL REVIEW

Improvements were made in revenue and operational EBITDA contributions in all divisions. Optus Mobile accounted for more than 50 per cent of revenues and more than 60 per cent of operational EBITDA but margin improvements in Optus Business & Wholesale and Consumer & Multimedia resulted in each division making a healthy contribution to operational EBITDA growth.

Optus Mobile revenue grew 18 per cent to A$3.45 billion, driven by subscriber and ARPU growth. Mobile customer numbers increased 18 per cent to 5.6 million with postpaid ARPU up 7 per cent. Mobile's operational EBITDA margin improved from 36 to 38 per cent. Data revenues grew to 14 per cent of service revenue, driven by strong growth in SMS volumes.

Mobile capital expenditure for the year was A$278 million. Optus continued its extensive base station rollout program, adding 381 base stations throughout the year with many in regional areas.

Revenue for **Optus Business and Wholesale** grew 7 per cent to A$1.48 billion (excluding the C1 Defence contract) with both divisions announcing important customer wins. Recent wins included the Queensland Government – SmartNet, Amatek, Commonwealth Bank of Australia, Health Insurance Commission and Sky New Zealand. The combined operational EBITDA margin increased to 26 per cent, driving operational EBITDA growth of 32 per cent.

Optus Business continued to make inroads in the competitive corporate market with revenue growth of 9 percent. Business voice revenues increased by 12 per cent. Satellite revenues increased by 9 per cent, including a first full quarter's contribution from C1 transponders leased to Foxtel. Optus Wholesale reported flat revenue, with consistent improvements in revenue for each sequential quarter.

Capital expenditure for Business and Wholesale was A$412 million, including significant payments of A$120 million for Southern Cross cable capacity.

Consumer and Multimedia (CMM) reported revenue growth of 18 per cent to A$1.49 billion. CMM delivered a record free cash flow of A$102 million for the year. Two years ago, its free cash flow was a negative A$415 million.

Off network voice revenue grew by 24 per cent to A$705 million and DSL and dial-up Internet revenue grew by an impressive 31 per cent to A$115 million. HFC revenue grew by 9 per cent reflecting a higher bundling rate and increases in ARPU.

The launch of OptusNet DSL in March 2004 has stimulated broadband growth with Optus adding 70 per cent more new cable modem and DSL customers in the fourth quarter than in the December 2003 quarter. Total Internet customers increased to 674,000, up 14 per cent year on year.

FINANCIAL REVIEW

ASSOCIATED COMPANIES

SingTel's overseas investments continued to report very strong results. For the year, the Group's share of pre-tax earnings from the ordinary operations of its associates was a record S$1.44 billion, an increase of 87 per cent compared to last year. About two thirds, or S$927 million, came from the four regional mobile associates – AIS, Bharti, Globe and Telkomsel. All recorded robust growth in subscribers and profits.

The number of mobile customers served by SingTel, Optus, AIS, Bharti, Globe and Telkomsel increased 37 per cent during the year to 47.3 million, the largest subscriber base outside of China and Japan. As at 31 March 2004, AIS had 13.9 million subscribers; Telkomsel, 10.7 million; Globe, 9.1 million and Bharti, 6.5 million.

SingTel's proportionate share of revenue from its four regional mobile associates jumped 30 per cent to S$2.47 billion. The proportionate share of EBITDA rose 56 per cent to S$1.45 billion, accounting for 21 per cent of the Group's total proportionate EBITDA of S$7.06 billion.

The Group is receiving an increasing portion of profits from its associates in the form of dividends. During the year, it received a total of S$680 million in cash dividends from its associates, compared to S$272 million last year. Dividends from its regional mobile associates alone more than tripled to S$223 million.

CAPITAL STRUCTURE

Strong cash flows from operations and divestments have helped the Group retain an efficient capital structure and strong credit ratings.

As at 31 March 2004, the Group's net debt was S$7.11 billion (inclusive of related hedging liability), comprising S$9.89 billion in gross debt and S$3.16 billion in cash and bank balances. A year ago, net debt was S$9.56 billion.

In April 2004, the Group received S$2.1 billion in proceeds from the sale of its interest in Belgacom. In view of the substantial proceeds and the Group's strong financial position, SingTel's Board of Directors has proposed to return up to S$3.0 billion to shareholders via a capital reduction exercise of one for every 14 shares. It has also proposed to pay a final dividend of 6.4 cents per share, representing 40 per cent of the Group's pre-goodwill and exceptional profits. The Group's financial position is expected to remain strong with gearing at a comfortable level. Healthy cashflow generation is expected to be able to support debt repayments and fund new business opportunities.

CORPORATE GOVERNANCE REPORT

INTRODUCTION

SingTel continues to be committed to achieving high standards of corporate conduct. It recognises the importance of having in place a set of well-defined corporate governance processes to enhance corporate performance and accountability.

The listing of SingTel's shares on the Singapore Stock Exchange ("SGX") and the Australian Stock Exchange ("ASX") subjects SingTel to two sets of listing rules and the requirement to report against two sets of corporate governance principles and recommendations. Where one exchange has more stringent requirements, SingTel will seek to observe the more stringent requirements.

This report describes SingTel's main corporate governance practices with reference to the SGX and ASX principles of corporate governance and best practice recommendations. Unless otherwise stated, these practices were in place for the entire financial year. In developing and reviewing its corporate governance policies and practices, SingTel has sought to adopt a balanced approach by observing the spirit, and not just the letter, of the SGX and ASX corporate governance principles, taking into account its evolving needs as well as local and international developments.

SingTel has received accolades from the investment community for Most Transparent Company, Best Managed Company and Best in Corporate Governance (please refer to page 32 for details). These awards give the Board and SingTel's employees confidence in SingTel's strategy for achieving high standards in its corporate governance practices.

BOARD MATTERS

THE BOARD'S CONDUCT OF ITS AFFAIRS

The Board oversees the business affairs of SingTel. It assumes responsibility for the Group's overall strategic plans and performance objectives, financial plans and annual budget, key operational initiatives, major funding and investment proposals, financial performance reviews, compliance and accountability systems, and corporate governance practices. The Board also appoints the CEO, approves the policies and guidelines for Board and senior management remuneration, and approves the appointment of directors.

SingTel has established financial authorisation and approval limits for operating and capital expenditure, the procurement of goods and services, and the acquisition and disposal of investments. Board approval is required for these matters if they exceed certain limits, whilst authority for transactions below the limits is delegated to Board committees and the Management Committee to facilitate operational efficiency.

The Board meets regularly. In addition to at least six scheduled meetings each year, it meets as and when warranted by particular circumstances. Seven Board meetings were held for the financial year ended 31 March 2004. Meetings via telephone or videoconference are permitted by SingTel's Articles of Association. The Company Secretary attends all Board meetings and is responsible for ensuring that Board procedures are observed.

A record of the directors' attendance at Board meetings is set out on page 47.

Directors are required to act in good faith and in the interests of SingTel. All new directors appointed to the Board are briefed on the Group's business activities, its strategic direction and policies, and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as directors.

BOARD COMPOSITION AND BALANCE

The Board currently comprises 12 directors.

The size and composition of the Board are reviewed from time to time by the Nominations Committee, which seeks to ensure that the size of the Board is conducive to effective discussion and decision-making and that the Board has an appropriate balance of independent directors. The Nominations Committee also seeks to ensure that there is an appropriate balance of expertise, skills and attributes among the directors, including relevant core competencies in areas such as accounting and finance, business and management, industry knowledge, strategic planning, customer-based experience and knowledge, and regional business experience. Consideration is also given to whether there are any conflicts of interests.

The composition of the Board has changed significantly in recent years. Reflecting the focus of the Group's business in the region, half of the Board today comprises non-Singaporean directors, namely the Chairman, Mr Chumpol NaLamlieng, and non-executive directors, Mr Jackson Peter Tai, Mr John Powell Morschel, Mr Simon Israel, Mr Graham John Bradley and Mr Deepak S Parekh.

The Nominations Committee has responsibility for assessing the independence of each director, taking into account the SGX and ASX corporate governance guidance for assessing "independence". On this basis, the non-independent directors are Mr Lee Hsien Yang, who is SingTel's President & Chief Executive Officer and the only executive director, and Mr Quek Poh Huat, who was formerly the President of Temasek Holdings (Private) Limited and is now the Group Chief Executive Officer of Singapore Power Limited.

A director who has no relationship with the Group or its officers that could interfere, or be reasonably be perceived to interfere, with the exercise of his independent business judgment with a view to the best interests of SingTel is considered to be independent. The Chairman and, save as set out above, all other members of the Board are considered to be independent directors. In assessing the independence of the directors, the Nominations Committee has examined the different relationships identified by the SGX and the ASX that might impair the directors' independence and objectivity, and is satisfied of their ability to act with independent judgment. In particular, while Mr Paul Chan Kwai Wah is the Managing Director, Asia Pacific, Hewlett-Packard Far East Pte Ltd ("HP"), and the HP group supplies services to, and buys services from, the Group, which might exceed S$200,000, Mr Chan has been assessed as independent because all transactions between the HP group and the Group are at arm's length. The same basis has been used in assessing the independence of Mr Jackson Peter Tai. Mr Tai is the Vice Chairman and Chief Executive Officer of DBS Bank Ltd ("DBS") and the DBS group supplies services to, and buys services from, the Group, which might exceed S$200,000. The Board considers that these relationships have not influenced Mr Chan's or Mr Tai's ability and willingness to operate independently and they have shown that they are independent and objective in the broader performance of their obligations as directors.

The profile of each director is set out on pages 52 to 54.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Chairman is Mr Chumpol NaLamlieng and the President & Chief Executive Officer is Mr Lee Hsien Yang, and there is a clear separation of their roles and responsibilities. The Chairman leads the Board, and is responsible for the Board's workings and proceedings, while the President & Chief Executive Officer is responsible for implementing the Group's strategies and policies and the conduct of SingTel's business.

BOARD MEMBERSHIP

SingTel's Nominations Committee establishes and reviews the profile required of Board members, and makes recommendations to the Board on the appointment, re-nomination and retirement of directors.

When the need for a new director is identified or an existing director is required to retire from office by rotation, the Nominations Committee will review the range of expertise, skills and attributes on the Board and its composition, identify its needs and prepare a short-list of candidates with the appropriate profile for nomination or re-nomination. Where necessary, the Nominations Committee may seek advice from external search consultants. The Nominations Committee takes into consideration factors such as attendance, preparedness, participation and candour in evaluating the past performance and contributions of a director when making its recommendations to the Board. However, the re-nomination or replacement of a director does not necessarily reflect the director's performance or contributions to the Board, and the Nominations Committee may also take into account the need to position and shape the Board in line with the evolving requirements of SingTel and its business. The Board will select the most suitable candidate, who will stand for election or re-election by the shareholders at the next AGM of SingTel. Shareholders are provided with relevant information on the candidate for election or re-election.

Directors must ensure that they are able to give sufficient time and attention to the affairs of SingTel and, as part of its review process, the Nominations Committee assesses whether or not a director has been adequately carrying out, and is able to carry out, his duties as a director of SingTel. The Nominations Committee has also adopted an internal guideline that seeks to address the competing time commitments that may arise when a director holds multiple board appointments.

At each Annual General Meeting ("AGM"), not less than one-third of the directors (being those who have been longest in office since their appointment or re-election, and including executive directors) are required to retire from office by rotation. In addition, a director is required to retire at an AGM if, were that director not to retire, the director would at the next AGM have held office for more than three years. A retiring director is eligible for re-election by the shareholders of SingTel at the AGM. Also, a director appointed by the Board to fill a casual vacancy, or as an additional director, may only hold office until the next AGM, at which time he will be eligible for re-election by the shareholders.

BOARD PERFORMANCE

The Board and the Nominations Committee strive to ensure that directors on the Board possess the experience, knowledge and skills critical to the Group's business, so as to enable the Board to make sound and well-considered decisions.

In addition to participation in the induction process for new directors, the directors may also attend other appropriate courses, conferences and seminars.

During the financial year, as part of the process adopted to assess the effectiveness of the Board as a whole, the directors were requested to complete appraisal forms, the results of which were considered by the Nominations Committee which has been tasked to make recommendations to the Board to assist it to discharge its duties effectively. The appraisal process undertaken this year focussed on the evaluation of factors such as the size and composition of the Board, the Board's access to information, Board processes and accountability, Board performance in relation to its principal functions, communication with senior management and directors' standards of conduct. The Board has taken the view that financial indicators are not appropriate as criteria for assessing the Board's performance as the Board's role is seen to be more in formulating, rather than executing, strategy and policy.

During the financial year, an appraisal process for assessing the individual directors' contributions to the effectiveness of the Board was also undertaken. SingTel has decided for the time being not to extend the appraisal process to cover the assessment of Board committees. However, in connection with its periodic reviews of the composition of the Board and the various Board committees, the Nominations Committee would have had to assess the contribution and performance of each director, as well as the performance of the Board committees, and would have been able to identify areas for improving the effectiveness of the Board and its committees in this way.

ACCESS TO INFORMATION

Prior to each Board meeting, SingTel's management supplies the Board with information relevant to the matters on the agenda for the Board meeting. The Board also receives regular reports relating to the operational and financial performance of the Group.

The Board has separate and independent access to senior management and the Company Secretary at all times. To assist the Board in fulfilling its responsibilities, directors and Board committees, where appropriate, may seek independent professional advice at the expense of SingTel. The directors also receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. The reports enable the directors to keep abreast of key issues and developments in the industry and challenges and opportunities for the Group.

BOARD AND MANAGEMENT COMMITTEES

The following Board committees assist the Board in executing its duties:

- Executive Committee
- Audit Committee
- Nominations Committee
- Compensation Committee
- Optus Advisory Committee

The chairman of each Board committee is an independent director. Each Board committee may make decisions on matters within its terms of reference and applicable limits of authority, as described below. The terms of reference of each committee are reviewed from time to time, as are the committee structure and membership.

The selection of Board committee members requires careful management to ensure that directors with the appropriate qualifications and skills are on each committee, and that there is an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board and to encourage active participation and contribution from Board members are also taken into consideration. Membership of the Executive Committee and the Audit Committee is mutually exclusive.

A record of each director's Board committee memberships and attendance at Board committee meetings is set out on page 48.

EXECUTIVE COMMITTEE

The Executive Committee must consist of at least three non-executive directors, the majority of whom, including the chairman, must be independent.

The main responsibilities of the Executive Committee are to develop and recommend to the Board the overall strategy for the Group, consider and approve (or recommend that the Board approves) strategic and portfolio investments and divestments, review investment policies of the Group, review the Group's financial performance and manage the Group's assets and liabilities in accordance with the policies and directives of the Board. The Executive Committee also evaluates and recommends to the Board the Group's annual operating and capital expenditure budgets, and approves any on-market share repurchase pursuant to SingTel's share purchase mandate.

NOMINATIONS COMMITTEE

The Nominations Committee must comprise at least three directors, the majority of whom, including the chairman, must be independent. The President & Chief Executive Officer is not a member of the Nominations Committee but may attend meetings of the committee. The Nominations Committee's main functions are outlined above under the commentaries on Board Composition and Balance, Board Membership and Board Performance.

COMPENSATION COMMITTEE

The Compensation Committee must comprise at least three directors, the majority of whom must be independent. The terms of reference require this committee to have at least one member who is knowledgeable in the field of executive compensation. The committee may have access to expert advice inside and/or outside SingTel.

The main responsibilities of the Compensation Committee are to approve the Group's policies on employment terms, promotion, remuneration and benefits of employees of all grades, determine (for the Board's endorsement) the policies and guidelines for directors' fees, benefits and incentives, the remuneration of senior management and the specific remuneration package for each executive director, approve the performance targets set for senior management and administer and review any performance share plan or other incentive scheme of SingTel.

The President & Chief Executive Officer, who is not a member of the Compensation Committee, may attend meetings of this committee, but does not attend discussions relating to his own performance and remuneration.

SingTel's remuneration policy for directors and senior management is set out on pages 49 to 51. Information on directors' remuneration is set out under Directors' Remuneration on page 55, and information on senior management's remuneration is set out under Senior Executives' Remuneration on page 58.

AUDIT COMMITTEE

The Audit Committee must consist of at least three directors, all of whom must be non-executive directors and the majority of whom must be independent directors. As required by its terms of reference, the chairman of the Audit Committee is a director other than the Chairman of the Board. At least two members of the Audit Committee must have accounting or related financial management expertise or experience.

The Audit Committee has explicit authority to investigate any matter within its terms of reference and has full access to, and the cooperation of, management. It has direct access to the external and internal auditors, and full discretion to invite any director or executive officer to attend its meetings.

The main responsibilities of the Audit Committee are to assist the Board in discharging its statutory and other responsibilities relating to internal controls, financial and accounting matters, compliance and business and financial risk management. The Audit Committee reports to the Board on the audits undertaken by the external and internal auditors, the adequacy of disclosure of information and the appropriateness and quality of the system of risk management and internal control, reviews the quarterly and annual financial statements with management and the external auditors, reviews and approves the annual audit plans for the external and internal auditors, and reviews the external and internal auditors' evaluation of the system of internal accounting controls. The Audit Committee is also tasked to evaluate the cost effectiveness of audits, the independence and objectivity of the external auditors, and the nature and extent of the non-audit services provided by the external auditors, and it makes recommendations to the Board on the appointment or re-appointment of the external auditors. The Audit Committee also reviews and approves the SingTel Internal Audit Charter to ensure the adequacy of the internal audit function, and ensures that the internal audit function is adequately resourced and has appropriate standing within SingTel.

The Audit Committee met four times during the financial year, after the end of each quarter. The President & Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Vice President (Audit) also attended these Audit Committee meetings. The Audit Committee reviewed and approved the quarterly financial statements prior to recommending the release of such financial statements to the Board or relevant Board committee, as applicable. It also reviewed the results of audits performed by SingTel Internal Audit based on the approved audit plan, SingTel's register of interested person transactions and the non-audit services rendered by the external auditors. The Audit Committee met with the external and the internal auditors, without the presence of management, during the financial year.

OPTUS ADVISORY COMMITTEE

The Optus Advisory Committee comprises at least three directors, the majority of whom is independent. This committee reviews strategic financial and operational matters of SingTel Optus Pty Limited and ensures that its internal controls are aligned with those of SingTel.

MANAGEMENT COMMITTEE

In addition to the Board committees, SingTel has a Management Committee that comprises SingTel's President & Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Executive Vice Presidents, the Chief Executive Officer of NCS Pte Ltd, and the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of SingTel Optus Pty Limited.

The Management Committee meets every week to review and direct management and operational policies and activities.

ACCOUNTABILITY AND AUDIT

ACCOUNTABILITY

SingTel recognises the importance of providing the Board with information, on an accurate and timely basis, relevant to SingTel's performance, position and prospects.

SingTel's management provides Board members with monthly business and financial reports, comparing actual performance with budget and highlighting key business indicators and major issues that are relevant to SingTel's performance, position and prospects.

The President & Chief Executive Officer and the Chief Financial Officer of SingTel have provided a certification to the Board, which covers SingTel and its subsidiaries that it controls, on the integrity of SingTel's financial statements, and on SingTel's risk management and internal compliance and control systems, for the financial year ended 31 March 2004.

INTERNAL AUDIT

SingTel Internal Audit comprises a team of 39 staff, including the Vice President (Audit) who reports directly to the Audit Committee functionally, and to the President & Chief Executive Officer administratively. SingTel Internal Audit adopts the best practice standards laid down in the Professional Practices Framework issued by the Institute of Internal Auditors. Employees within the department are required to meet established training needs in areas relating to auditing skills and technical knowledge in the carrying out of their responsibilities.

SingTel Internal Audit adopts a risk-based approach in formulating the annual audit plan. This plan is reviewed and approved by the Audit Committee. The reviews performed by SingTel Internal Audit are aimed at assisting the Board in promoting sound risk management and good corporate governance through assessing the design and operating effectiveness of controls governing key business processes and risks identified in the overall risk framework of the Group. SingTel Internal Audit's reviews also focus on compliance with SingTel's policies, procedures and regulatory responsibilities, performed in the context of financial and operational, revenue assurance and information system reviews. Further, SingTel Internal Audit works with the internal audit functions of SingTel's material associates and joint venture investments to promote joint reviews and the sharing of knowledge and/or internal audit practices.

EXTERNAL AUDITORS

The Board is responsible for the initial appointment of the external auditors. This is then approved by the shareholders at SingTel's AGM. The external auditors will hold office until removal or resignation of the auditors. The Audit Committee assesses the external auditors, taking into account factors such as the performance and quality of the audit and the independence of the auditors, and recommends to the Board their re-appointment. In selecting external auditors, particular attention is given to determining whether the fee quoted is commensurate with the work to be undertaken, the level of seniority and the skills and knowledge possessed by the audit team, and the scope of work proposed to be undertaken. SingTel's external auditors are PricewaterhouseCoopers ("PwC"), who were first appointed in 1992.

Pursuant to the requirements of the SGX, an audit partner may only be in charge of a maximum of five consecutive audits, and may then return after two years. The current PwC audit partner for SingTel was appointed with effect from the financial year ended 31 March 2003.

The Audit Committee has also reviewed the non-audit services provided by PwC during the financial year and the fees paid for such services, and is satisfied that their independence has not been impaired by the provision of those services. PwC have also provided a confirmation of their independence to the Audit Committee. The Audit Committee has recommended to the Board that PwC be nominated for re-appointment as SingTel's auditors at the next AGM.

RISK MANAGEMENT AND INTERNAL CONTROLS

Whilst the Board reviews SingTel's risk profile, it has delegated to SingTel's management the responsibility for setting the direction for the Group's risk management strategy.

The key risks of the Group have been identified within a groupwide risk framework that has been approved by SingTel's management. The internal and external risks that the Group faces are categorised as environmental, operational or management decision-making risks. Operational risk is the risk of loss arising from external events, or inadequate or failed internal processes, people or systems. Business unit managers are responsible for identifying the key risks within their business units, and for monitoring and managing these risks. Following the review of the Group's Singapore-based activities in early 2003, an operational risk review for Optus was conducted in November 2003.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage its exposure to such financial risks. Details of the various financial risk factors and the management of such risks are outlined on page 83, under Note 1(v) to the financial statements.

It is part of the Board's oversight role to ensure that there are adequate policies in relation to risk management and internal control systems and for overseeing the effectiveness of these systems in achieving SingTel's goals and objectives. These policies are designed to address the soundness of the financial reporting, risk management, compliance and internal controls. The responsibility for implementing appropriate policies and procedures to achieve effective risk management and internal control is delegated to SingTel's management.

The overall framework established by SingTel's management for achieving effective risk management and internal control includes:

- Audits performed by SingTel Internal Audit in accordance with the approved annual audit plan.
- Control Self-Assessments in relation to procurement activities conducted by the various business units.
- Process improvement initiatives undertaken by the various business units, including approved outsourced independent reviews.
- Benchmarking against key risk indicators, such as the loss reporting process, exceptions reporting and management reviews.
- Annual formal evaluations by the heads of the various business units and support functions on the soundness, effectiveness and efficiency of the financial reporting, risk management and internal compliance and control system in their respective areas of responsibility. SingTel has, in the last quarter of the financial year, adopted the COSO (or Committee of the Sponsoring Organisations of the Treadway Commission) Internal Control Integrated Framework for this evaluation process.
- Implementation of formal policies and procedures relating to the delegation of authority.
- Involvement of experienced and suitably qualified employees, who take responsibility for important business functions.
- Segregation of key functions that are deemed incompatible and may give rise to a risk of errors or irregularities not being promptly detected.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clear lines of accountability and delegation of authority. There are in place documented procedures which cover management accounting, financial reporting, project appraisal, information systems security, compliance and other risk management issues. The Group also has both an insurance programme and a Business Continuity Planning Programme.

The systems that are in place are intended to provide reasonable but not absolute assurance against material misstatements or loss, and to ensure the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with applicable legislation, regulation and best practice, and the identification and containment of business risk.

In the course of their statutory audit, SingTel's external auditors, PwC, carry out a review of the Group's material internal controls, to the extent of the scope as laid out in their audit plan. Any material non-compliance and internal control weaknesses, and PwC's recommendations to address such non-compliance and weaknesses, are reported to the Audit Committee. SingTel's management, with the assistance of SingTel Internal Audit, follows up on PwC's recommendations as part of its role in the review of the Group's internal control systems.

Based on the work performed by SingTel Internal Audit during the financial year and the review undertaken by PwC, the Audit Committee is of the opinion that there are adequate internal controls in the Group.

COMMUNICATION WITH SHAREHOLDERS

SingTel is committed to regular and proactive communication with its investors. It aims to provide investors with clear, balanced and useful information, on a timely basis, about SingTel's performance, financial position and prospects.

SingTel reports its financial results promptly on a quarterly basis. Each announcement of its quarterly results is accompanied by press and analyst conferences, chaired by the President & Chief Executive Officer and attended by other senior management. In recent years, SingTel's financial disclosures have been substantially enhanced. There is a clear breakdown of the major sources of revenue, profits and cash flows, accompanied by a more detailed explanation of business trends and drivers. In its full year results, SingTel provides guidance on the outlook for its major businesses in the following financial year and the guidance is updated in the course of that financial year to reflect prevailing operating conditions.

SingTel's management conducts regular meetings with investors, organises international road shows and participates in conferences organised by major brokerage firms. In the financial year ended 31 March 2004, SingTel's management saw a total of more than 400 investors at more than 250 meetings. Its management also gives regular press briefings to ensure thorough dissemination of information to the public.

SingTel's President & Chief Executive Officer, Chief Financial Officer and investor relations team undertake most of SingTel's investor relations efforts. Other members of senior management are also active in meeting investors. Each year, SingTel organises an Investor Day, featuring presentations and discussions by the heads of key business units. SingTel's overseas associates are important drivers of earnings growth. In view of this, SingTel held its second Regional Mobile Investor Day in April 2004 to provide investors with access to the senior management of these associates.

A dedicated investor relations web page on SingTel's website contains copies of all publicly disclosed financial information, annual reports, investor presentations, news releases and announcements for the last four years. It is also SingTel's practice to disclose, prior to an investor meeting, any presentation materials for the meeting that may contain previously unpublished material information. This is to ensure fair and thorough dissemination of information to all investors. The website also includes a feedback mechanism and an option for shareholders to register their email addresses for direct email updates on SingTel matters.

SingTel has received positive feedback for its investor relations efforts. It has won multiple awards for its investor relations efforts in polls conducted by financial journals such as FinanceAsia, IR Magazine, AsiaMoney and EuroMoney, and from the Securities Investors Association of Singapore.

SingTel is in full support of shareholder participation at AGMs. A registered shareholder may appoint a proxy (who need not be a registered shareholder of SingTel) to attend and vote instead of the shareholder. Shareholders would have sufficient time to appoint a proxy on their behalf as SingTel typically gives at least one month's notice of its AGMs to its shareholders. Voting in absentia by mail, fax or email is not currently permitted due to concerns as to the integrity of information so transmitted, and to ensure that authentication of the identity of shareholders is not compromised. However, SingTel is proposing to amend its Articles of Association at an Extraordinary General Meeting to be convened after the forthcoming AGM to provide for the distribution of notices and documents (including financial statements and reports) to its shareholders using electronic communications.

The chairmen of the Executive, Audit, Compensation and/or Nominations Committees are in attendance at SingTel's AGMs to address shareholders' queries. SingTel's external auditors, PwC, are also invited to attend its AGMs and are available to assist the directors in addressing queries from shareholders relating to the conduct of the audit and the preparation and content of their auditors' report.

SECURITIES TRADING

The Group observes the SGX Best Practices Guide with respect to the dealings in securities for the guidance of directors and officers. SingTel's securities trading policy provides that directors and officers of the Group should not deal in SingTel's shares during the period commencing two weeks before the announcement of SingTel's financial statements for each of the first three quarters of the financial year, or one month before the announcement of the financial statements for the financial year, and ending on the date of the announcement of the relevant financial statements. Further, if those persons are aware of or privy to any unpublished price-sensitive information on the Group, they should not deal in SingTel's shares until at least 24 hours after the general publication of that information in a national medium or, where publication is not widespread, until at least 48 hours after publication. The policy also discourages trading on short-term considerations.

CONTINUOUS DISCLOSURE

SingTel has formal policies and procedures to ensure it complies with its continuous disclosure obligations under the listing rules of the SGX and the ASX. A Market Disclosure Committee is responsible for SingTel's Market Disclosure Policy, which contains procedures and guidelines for internal reporting and decision-making concerning disclosure of material information. The Company Secretary manages the policy.

MATERIAL CONTRACTS

There are no material contracts entered into by SingTel or any of its subsidiaries involving the interests of the Chief Executive Officer, any director or the controlling shareholder, Temasek Holdings (Private) Limited.

Information on interested person transactions for the financial year ended 31 March 2004 that were authorised under the shareholders' mandate first granted at the Extraordinary General Meeting held on 19 September 1997, which expired on 29 August 2003, is set out on page 135.

CODE OF CONDUCT

SingTel has codified its internal corporate governance practices, policy statements and standards described in this report. The processes and standards in this code are intended to enhance investor confidence and rapport and to ensure that decision-making is properly carried out and in the best interests of the Group. The code is reviewed from time to time and updated to reflect changes to the existing systems or the environment in which the Group operates.

SingTel has an internal code of conduct that applies to all employees. It sets out principles to guide employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with SingTel, its competitors, customers and suppliers, and the community. The code of conduct covers areas such as conduct in the workplace, business conduct, protection of SingTel's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. This code is posted on SingTel's internal website. SingTel's internal staff manual also lays down SingTel's policies and standards by which employees are expected to conduct themselves in the course of their employment with SingTel, and contains procedures for the investigation of reports of misconduct or unethical practices and the taking of appropriate remedial action.

The Group also has in place procedures for employees who become aware of fraudulent, unethical or dishonest practices to report such matters in confidence to SingTel Internal Audit and/or SingTel Optus Corporate Security.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

The attendance of each director at Board meetings and Board committee meetings during the financial year ended 31 March 2004 is as follows:

BOARD MEETINGS

		Scheduled Board Meetings*		Ad Hoc Board Meetings*	
Director	Notes	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended
Chumpol NaLamlieng		6	6	1	1
Lee Hsien Yang		6	6	1	1
Graham John Bradley	(1)	1	1	–	–
Paul Chan Kwai Wah		6	6	1	1
Heng Swee Keat	(2)	5	5	1	1
Simon Israel	(2)	5	5	1	1
Professor Tommy Koh	(2)	5	5	1	–
John Powell Morschel		6	4	1	1
Deepak S Parekh	(3)	–	–	–	–
Quek Poh Huat		6	6	1	1
Jackson Peter Tai		6	5	1	1
Nicky Tan Ng Kuang		6	5	1	1
Ang Kong Hua	(4)	3	3	–	–
LG Lim Chuan Poh	(4)	3	1	–	–

* Refers to meetings held/attended while each director was in office.
(1) Mr Graham John Bradley was appointed to the Board on 24 March 2004.
(2) Mr Heng Swee Keat, Mr Simon Israel and Professor Tommy Koh were appointed to the Board on 4 July 2003.
(3) Mr Deepak S Parekh was appointed to the Board on 31 May 2004.
(4) Mr Ang Kong Hua and LG Lim Chuan Poh retired following the conclusion of the Annual General Meeting on 29 August 2003.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

BOARD COMMITTEE MEETINGS

	Notes	Nominations Committee*		Audit Committee*		Executive Committee*		Compensation Committee*		Optus Advisory Committee*	
		No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended
Chumpol NaLamlieng	(1)			2	2	5	5	2	2		
Lee Hsien Yang	(2)					5	5	3	3	1	1
Graham John Bradley	(3)										
Paul Chan Kwai Wah		3	3			10	8				
Heng Swee Keat	(4)			2	1						
Simon Israel	(5)	2	2								
Professor Tommy Koh	(6)	2	2								
John Powell Morschel								3	3	1	1
Deepak S Parekh	(7)										
Quek Poh Huat						10	9				
Jackson Peter Tai	(8)	1	1	4	4			2	2		
Nicky Tan Ng Kuang				4	4					1	1
Ang Kong Hua	(9)	1	1			5	5	1	1		
LG Lim Chuan Poh	(9)					5	1	1	–		

* Refers to meetings held/attended while each director was in office.

(1) Mr Chumpol NaLamlieng was appointed to the Executive Committee and Compensation Committee, and ceased to be a member of the Audit Committee, on 29 August 2003.

(2) Mr Lee Hsien Yang was appointed to the Executive Committee on 29 August 2003. He is in attendance at the meetings of the Board committees, although he is not a member of the committees other than the Executive Committee and Optus Advisory Committee.

(3) Mr Graham John Bradley was appointed to the Audit Committee and Optus Advisory Committee on 27 April 2004.

(4) Mr Heng Swee Keat was appointed to the Audit Committee on 29 August 2003.

(5) Mr Simon Israel was appointed to the Nominations Committee on 29 August 2003.

(6) Professor Tommy Koh was appointed to the Nominations Committee on 29 August 2003.

(7) Mr Deepak S Parekh has not as yet been appointed to any committee since he was appointed to the Board on 31 May 2004.

(8) Mr Jackson Peter Tai was appointed to the Compensation Committee, and ceased to be a member of the Nominations Committee, on 29 August 2003.

(9) Mr Ang Kong Hua and LG Lim Chuan Poh retired following the conclusion of the Annual General Meeting on 29 August 2003.

REMUNERATION POLICY

The broad principles guiding the Compensation Committee in its administration of fees, benefits, remuneration and incentives for the Board of Directors and senior management are set out below.

DIRECTORS' FEES AND INCENTIVES

SingTel's President & Chief Executive Officer is an executive director, and therefore is remunerated as part of senior management and does not receive directors' fees.

The fees paid to non-executive directors comprise a basic retainer fee, additional fees for appointment to Board committees and attendance fees for ad-hoc Board meetings and for Board committee meetings. Fees are benchmarked against fees paid by other comparable telecommunications companies. There are no retirement benefit schemes in place for non-executive directors.

No director decides his or her own fees. Directors' fees are recommended by the Compensation Committee in consultation with the Chairman of the Board, and are submitted for endorsement by the Board. Directors' fees are subject to the approval of shareholders at the AGM.

Directors are also encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent of their fees, and to hold the equivalent of one year's fees in the shares while they remain on the Board. Directors who were previously eligible for applicable share incentive schemes are encouraged to hold beyond the vesting period any shares acquired by exercise of share options under those schemes.

Directors' fees are set out on page 55 under Directors' Remuneration.

REMUNERATION FOR EXECUTIVE DIRECTORS AND SENIOR MANAGEMENT

The Compensation Committee recognises that the Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following objectives for its remuneration plans:

- To align the interests of the senior management group with that of shareholders.
- To attract, motivate and retain high-performing executives necessary to sustain SingTel as a leading Asia-Pacific communications provider.
- To achieve key financial and operational goals.
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies.

Remuneration Components

The remuneration structure for senior management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentive. They are designed such that the percentage of senior management's variable component increases as one moves up the organisation. The variable component is also dependent upon actual achievement of corporate targets and individual performance objectives. The cost and value of the remuneration components are considered as a whole and are designed to ensure a proper balance linked to short-term and long-term objectives, and to be competitive with market practice.

- ***Fixed Component***

  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but varies with responsibilities, performance, skills and experience that the individual brings to the role. The aggregate of base salary and variable bonus should fall within the upper range of what is paid by comparable companies for executives who exceed their performance objectives. To ensure that senior management remuneration is consistent with these levels, the Compensation Committee benchmarks remuneration components against those of comparable companies, adjusted for size.

  In Australia, consistent with local market practice, executives may opt for a portion of their salary to be received in tax effective benefits-in-kind, such as superannuation contributions and motor vehicles, whilst maintaining the same overall cost to the company.

- ***Variable Component***

  Variable bonus payouts are based upon actual achievement against challenging corporate, business unit and individual performance objectives. Although the performance objectives are different for each executive, the principles are similar and involve assessment of performance across six areas: Financials, Business Processes, Strategy, Customer Service, People Development and Synergy. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that the objectives contribute to the overall financial and operational goals of the Group.

  Individual bonus payouts are linked by way of performance indicators and scorecards to the six areas mentioned above. The Compensation Committee assesses the extent to which the performance objectives have been achieved and approves the bonus pool for distribution to executives.

- ***Provident/Superannuation Fund***

  This component is made up of company contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund, as applicable.

- ***Benefits***

  Benefits are also provided consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and Australian Fringe Benefits Tax, as applicable. Participation in these benefits is dependent on the country in which the executive is located. For expatriates located away from home, additional benefits, such as accommodation and children's education, may also be provided.

- ***Long-Term Incentives***

  Following a review of the remuneration policy across the Company, SingTel decided to suspend its share option scheme as similar equity schemes in the market indicated that share options have the upside potential in a rising market even if corporate performance did not justify the reward and have a limited downside in a bear market.

  During the financial year, a new scheme, the Singapore Telecom Executives' Performance Share Plan ("EPSP"), was implemented for executives in Singapore and Australia. The EPSP was established with the objective of motivating senior executives to strive for superior performance and sustained long-term growth for the Company. With the EPSP, share awards would correlate with corporate performance and the interests of senior executives would be aligned with the interests of shareholders.

  Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – were made on an annual basis at the discretion of the Compensation Committee. They were made with reference to the desired remuneration structure target and benchmarked to comparable companies in the market. The grants were conditional on the achievement of targets set for a three-year performance period. The performance shares would only be released to the recipient at the end of the qualifying performance period. The final number of shares released would depend on the level of achievement of those targets over the three-year period. The number of performance shares awarded was determined using the average of the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of the award.

  Under the EPSP, SingTel could purchase and deliver existing ordinary shares from the open market to participants upon the vesting of awards. To enable the Company to have the flexibility to either allot and issue new ordinary shares or purchase existing ordinary shares upon the vesting of the awards, the SingTel Performance Share Plan ("PSP") was adopted by the shareholders at an Extraordinary General Meeting held on 29 August 2003. The EPSP and PSP are similar in other respects. The number of new shares that may be issued pursuant to awards granted under the PSP, when added to the number of new shares issued and issuable in respect of all awards granted thereunder and all outstanding share options, is restricted to 10 per cent of SingTel's issued share capital on the day preceding the relevant date of award. Upon adoption of the PSP, the EPSP was terminated. Notwithstanding the termination of the EPSP, all awards granted thereunder and prior to its termination continue to remain valid.

REMUNERATION POLICY

For General Awards, the Group's total shareholders' return ("TSR"), relative to the MSCI Asia-Pacific Telecommunications Index over the three-year performance period, is used as the performance hurdle for vesting. No performance shares will vest if TSR is below the 51st percentile. The number of performance shares to be vested will be determined in accordance with the following table:

TSR	Percentage of performance shares to be vested
80th - 100th percentile	100%
70th - 79th percentile	90%
60th - 69th percentile	70%
51st to 59th percentile	50%
< 51st percentile	0%

For Senior Management Awards, the Company must achieve targeted improvements in return on invested capital ("ROIC") over the three-year performance period, and its share price performance at the end of the performance period ended 31 March 2006 must be at or above the performance of the MSCI Global Telecommunications Index. The targeted improvement in ROIC is 2.6 percentage points over the performance period from 1 April 2003 to 31 March 2006, and is the difference between the ROIC of 13.4% for the financial year ended 31 March 2003 and the targeted ROIC of 16% for the financial year ending 31 March 2006, except:

- Where less than 75% of the targeted ROIC improvement is met (that is, where the ROIC is less than 15.4% at the end of the performance period), no performance shares will vest.
- Where 75% or more but less than 100% of the targeted ROIC improvement is met (that is, where the ROIC is 15.4% or more but less than 16% at the end of the performance period), the performance shares will, subject to share price performance condition being achieved, vest to the same extent in percentage terms as the percentage to which the target has been met.
- Where the target is met or exceeded and subject to the share price performance condition being achieved, 100% of the performance shares will vest.

Accordingly, the number of ordinary shares to be delivered to the participants in the PSP will depend directly on how well the Group performs, as compared to comparable telecommunications companies in the MSCI Asia-Pacific Telecommunications Index.

Details of the performance shares granted under the EPSP during the financial year are found on pages 64 and 65 in the Directors' Report.

The performance shares cost is amortised and recognised in the income statements on a straight-line basis over the three-year performance period. However, the delivery of ordinary shares to participants is contingent upon the participants meeting prescribed performance targets and conditions. The PSP will result in an increase in the Company's issued ordinary share capital only if new ordinary shares are issued to participants. It will have no impact on the Company's issued share capital if existing ordinary shares are purchased for delivery to participants.

In line with market practice, the Company may, under special circumstances, compensate senior management for their past contributions when their services are no longer needed, for example, due to redundancies arising from re-organisation or restructuring of the Company.

Information on senior management's remuneration is set out on page 58 under Senior Executives' Remuneration.

PROFILE OF DIRECTORS

CHUMPOL NALAMLIENG, ***Chairman***

Mr Chumpol NaLamlieng is currently the President and Director of The Siam Cement Public Co., Ltd. ("Siam Cement"). His career with Siam Cement spans more than 30 years. Before his appointments in Siam Cement, Mr. NaLamlieng was with the Thai Investment and Securities Co., Ltd., and the World Bank, International Finance Corporation.

Mr NaLamlieng is a non-executive, independent Director of SingTel. He was appointed as Director in June 2002 and subsequently as Chairman in September 2003. Mr NaLamlieng was last re-elected as a Director in August 2002. He is also chairman of the Executive and Compensation Committees.

Mr NaLamlieng is also the Chairman of the Board of The Phoenix Pulp and Paper Public Co., Ltd., Michelin Siam Group Co., Ltd., Siam Yamato Steel Co., Ltd.. and Director of Dole (Thailand) Co., Ltd. He is a member of the Private Sector Advisory Group on Corporate Governance to the World Bank and OECD, the Asia Pacific Advisory Committee to the New York Stock Exchange and the World Business Council for Sustainable Development. Over the last three years, Mr NaLamlieng was previously a director of SembCorp Industries Ltd., The Industrial Finance Corporation of Thailand, The Siam United Steel (1995) Co., Ltd., and IT One Co., Ltd.

Mr NaLamlieng, 57, obtained his Bachelor of Science in Mechanical Engineering from the University of Washington, USA in 1965 and Master of Business Administration from the Harvard Business School, USA in 1967. He was conferred the Royal Decoration, Knight Grand Commander (Second Class, higher grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Chevalier de l'Ordre National du Merite, France in May 1998.

LEE HSIEN YANG, ***President and Chief Executive Officer***

Mr Lee Hsien Yang, 47, is an executive, non-independent Director of SingTel. He was appointed as a Director in May 1995 and was last re-elected in 2003. He is a member of the Executive and Optus Advisory Committees. Mr Lee is also the Chairman of the Republic Polytechnic and a member of the Board of Directors of Singapore Post Limited, the Land Transport Authority Board, and the Board of Directors of INSEAD, France. Mr Lee was previously chairman of the Singapore Science Centre Board.

Mr Lee was a President's scholar and obtained first class honours in engineering from the University of Cambridge, UK, and a Master of Science (Management) degree from Stanford University, USA.

GRAHAM JOHN BRADLEY

Mr Graham John Bradley, 56, is a non-executive, independent Director of SingTel. He was appointed as a Director in March 2004. He is a member of the Audit and Optus Advisory Committees. He is a professional company director and is also involved in various philanthropic pursuits. He was the Chief Executive Officer of Perpetual Trustees Australia Limited from 1995 to 2003. Prior to that, he served as National Managing Partner and Chief Executive Officer of Blake Dawson Waldron from 1991 to 1995 and as a senior partner of McKinsey & Company from 1984 to 1991. He practiced law for six years in Australia and the USA before joining McKinsey & Company in 1978.

Mr Bradley is chairman of Film Finance Corporation Australia Limited and Proteome Systems Limited and director of MBF Australia Limited, MBF Life Limited, Stockland Corporation Limited, O'Connell Street Associates Pty Limited, Queensland Investment Corporation and HSBC Bank Australia Limited. He is also chairman of the Garvan Research Foundation and the Sydney Community Foundation, and director of the Garvan Institute of Medical Research, Brandenburg Ensemble Limited and the Australian National Gallery Foundation. Mr Bradley was previously also director of The Perpetual Foundation.

Mr Bradley obtained combined BA, LLB degrees from Sydney University in 1971 and an LLM from Harvard Law School in 1973. He is a Fellow of the Australian Institute of Company Directors.

PAUL CHAN KWAI WAH

Mr Paul Chan Kwai Wah, 50, is a non-executive, independent Director of SingTel. He was appointed as a Director in November 1999 and was last re-elected in 2002. Mr Chan is a member of the Nominations and Executive Committees. He is currently the Senior Vice President and Managing Director, Asia Pacific and Japan for Hewlett-Packard. Mr Chan also sits on the Board of Hewlett-Packard Far East Pte Ltd, Hewlett-Packard (China) Investment Ltd, Hewlett-Packard Singapore (Private) Limited and the Singapore Economic Development Board. Prior to this, Mr Chan was Vice President and Managing Director of Compaq Computer Asia Pacific Pte Ltd ("Compaq Computer"). Before joining Compaq Computer in 1995, Mr Chan spent 17 years with Hewlett-Packard. Mr Chan is a member of the Marketing Institute of Singapore, the Chartered Institute of Marketing (U.K.), Singapore Institute of Directors and Senior Member of the Singapore Computer Society. Mr Chan was previously also a director of Noel Gifts International Limited, Compaq Holdings Pte Ltd and Compaq Ventures Pte Ltd.

Mr Chan obtained his Bachelor of Science in Physics from the University of Singapore in 1975 and a Diploma in Marketing from the Chartered Institute of Marketing, UK in 1977 and attended the Advance Management Program at the University of Hawaii in 1986.

PROFILE OF DIRECTORS

HENG SWEE KEAT

Mr Heng Swee Keat, 43, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003 and was last re-elected in August 2003. He is a member of the Audit Committee. Mr Heng is currently the Permanent Secretary of the Ministry of Trade & Industry. Prior to this, he was the Chief Executive Officer of the Trade Development Board from January to October 2001 and Deputy Secretary (Trade) of the Ministry of Trade & Industry from February 2000 to October 2001. Mr Heng joined the Administrative Service and served as Principal Private Secretary to the Senior Minister from 1997 to 2000. Prior to that, he served as the Director of Higher Education in the Ministry of Education from October 1995 to July 1997. Mr Heng also served in the Singapore Police Force where he rose to the rank of Assistant Commissioner of Police. Mr Heng is also a Board member of the Institute of South East Asian Studies and the East Asian Institute. He was previously also a board member of ECICS Holdings Pte Ltd, Singapore Food Industries Limited and TDB Holdings Pte Ltd.

Mr Heng obtained his Bachelor of Arts from the University of Cambridge, UK in 1983 and Master in Public Administration from Harvard University, USA in 1993. He was awarded the National Day Award – Public Administration (Gold) and conferred the Long Service Award for 20 years' service in 2001.

SIMON ISRAEL

Mr Simon Israel, 51, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003 and was last re-elected in August 2003. He is a member of the Nominations Committee. Mr Israel is currently the Chairman, Asia-Pacific of Danone Asia and a member of the Executive Committee of Group Danone. Danone Asia primarily operates in China, India and Indonesia and, in addition, has significant businesses in Japan and Australasia. Mr Israel was President (Household & Personal Care), Asia-Pacific of Sara Lee Corporation from 1992 to 1996. From 1974 to 1991, Mr Israel held various positions in Sara Lee Corporation in the Asia-Pacific region, including Country Manager/Zone Manager for the South Pacific, Thailand, Philippines and Indonesia. Mr Israel is also a Director of Britannia Industries Ltd, Hangzhou Wahaha Food Co. Ltd, Griffins Foods Pte Ltd, Frucor Beverages Group Limited, PT Tirta Investama, Danone Asia Pte Ltd, and a Board member of the Singapore Tourism Board. He was previously also a director of Yeo Hiap Seng Ltd, Danone Food & Beverages India Pvt Ltd, Wuhan Euro Dongxibu Brewery Co. Ltd, Wuhan Dongda Brewery Co. Ltd and Wuhan Xingyingge Brewery Co. Ltd.

Mr Israel obtained his Diploma in Business Studies from the University of the South Pacific in 1974.

TOMMY KOH

Professor Tommy Koh, 67, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003 and was last re-elected in August 2003. He is also the chairman of the Nominations Committee. Professor Koh is one of Singapore's senior diplomats. He is currently an Ambassador-at-Large, Director of the Institute of Policy Studies and Chairman of the National Heritage Board. He is also Chairman of the Chinese Heritage Centre and a Director of The Esplanade Co. Ltd. Over the course of his career, he has served as Dean of the Faculty of Law, National University of Singapore, Singapore's Ambassador to the United States, Permanent Representative to the United Nations, founding Chairman of the National Arts Council, Chairman of the Empress Place Museum and the founding Executive Director of the Asia-Europe Foundation. More recently, he was also Singapore's Chief Negotiator in the United States – Singapore Free Trade Agreement negotiations. Professor Koh was previously also a director of DBS Bank Ltd, DBS Group Holdings Limited and MPA International Advisory Group.

Professor Koh obtained his LLB from the National University of Singapore in 1961, LLM from Harvard University, USA in 1964, Diploma in Criminology from the University of Cambridge, UK in 1965, LLD (Honoris Causa) from Yale University, USA in 1984 and LLD (Honoris Causa) from Monash University in 2002. He has received awards from the Governments of Singapore, Netherlands, Chile, Finland, Luxembourg, France, the United States of America and Spain. He has also received academic awards from Columbia University, Georgetown University, Stanford University, the Fletcher School of Law and Diplomacy and Curtin University.

JOHN POWELL MORSCHEL

Mr John Powell Morschel, 61, is a non-executive, independent Director of SingTel. He was appointed as a Director in September 2001 and was last re-elected in 2002. Mr Morschel is a member of the Compensation and Optus Advisory Committees. He is currently the Chairman of Rinker Group Limited, and a non-executive Director of Rio Tinto plc and Rio Tinto Limited, which are listed on the London and Australian Stock Exchanges respectively, Tenix Pty. Ltd. and Gifford Communications Pty. Ltd. From 1983 to 1995, Mr Morschel was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited. He was Executive Director, Australian Retail Banking, Westpac Banking Corporation from 1995 to 1997, Chairman of CSR Limited from 2000 to 2003 and Chairman of Leighton Holdings Limited from 2001 to 2003.

Mr Morschel obtained a Diploma in Quantity Surveying in 1965 from the University of New South Wales and is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.

PROFILE OF DIRECTORS

DEEPAK PAREKH

Mr Deepak Parekh, 60, is a non-executive, independent Director of SingTel. He was appointed as a Director in May 2004. Mr Parekh has been chairman of Housing Development Finance Corporation Limited (HDFC) in India since February 1993. Prior to his appointment as chairman, he was managing director of HDFC from April 1985. He joined HDFC in 1978.

Mr Parekh is also the non-executive chairman of Infrastructure Development Finance Company Ltd., GlaxoSmithKline Pharmaceuticals Ltd (formerly known as Glaxo India Ltd.), Burroughs Wellcome (India) Ltd., HDFC Asset Management Company Ltd., HDFC Standard Life Insurance Company Ltd. and HDFC Chubb General Insurance Ltd. He also sits on the boards of Castrol BP India, Hindustan Lever, Siemens Ltd., Mahindra & Mahindra and Indian Hotels Company. Mr Parekh was previously also a director of ICI India Ltd, National Thermal Power Corporation Ltd, National Housing Bank and The Dharamsi Morarji Chemicals Co Ltd. Mr Parekh has also been a member of various committees set up by the Government of India to examine policy issues.

Mr Parekh obtained his Bachelor of Commerce from Sydenham College of Commerce & Economics, Mumbai. He is a Chartered Accountant and is a member of the Institute of Chartered Accountants – England & Wales.

QUEK POH HUAT

Mr Quek Poh Huat, 58, is a non-executive, non-independent Director of SingTel. He was appointed as a Director in December 1995 and was last re-elected in 2003. Mr Quek is a member of the Executive Committee. He is currently the Group Chief Executive Officer of Singapore Power Ltd. Mr Quek was formerly the President of Temasek Holdings (Private) Limited. He is also a Director of Singapore Technologies Engineering Ltd. Mr Quek was previously also a director of Shangri-La Asia Ltd, BIL International Ltd and PSA Corporation Ltd.

Mr Quek obtained his Bachelor of Science (Chemical Engineering) from the University of Leeds, UK and Master of Science in Management from the Naval Postgraduate School in California, USA. He was awarded the Public Service Star Award in 1994.

JACKSON PETER TAI

Mr Jackson Peter Tai, 54, is a non-executive, independent Director of SingTel. He was appointed in November 2000 and was last re-elected as Director in 2001. Mr Tai sits on the Compensation Committee and Audit Committee. He was appointed Vice Chairman and Chief Executive Officer of DBS Group Holdings Ltd and DBS Bank Ltd ("DBS Bank") in June 2002. He joined DBS Bank in 1999 and has served as its President and Chief Operating Officer, and as its Chief Financial Officer. Prior to joining DBS Bank, Mr Tai was a Managing Director in J.P. Morgan & Co.'s Investment Banking Division, and was the senior officer for the Asia-Pacific region, and senior officer for the Western United States. Mr Tai serves on the boards of DBS Group Holdings Ltd, DBS Bank, CapitaLand Limited and Jones Lang LaSalle Incorporated. He was previously also a director of Dao Heng Finance Limited, DBS Overseas Limited, Bank of the Philippine Islands, CapitaLand Commercial Ltd, K1 Ventures Limited and Singapore Productivity & Standards Board.

Mr Tai obtained his Bachelor of Science from the Rensselaer Polytechnic Institute in 1972 and Master of Business Administration from Harvard University in 1974.

NICKY TAN NG KUANG

Mr Nicky Tan Ng Kuang, 46, is a non-executive, independent Director of SingTel. He was appointed as a Director in March 2002 and was last re-elected in 2002. Mr Tan is the chairman of the Audit and Optus Advisory Committees. He is currently managing nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. Prior to this, Mr Tan was a partner and Head of Global Corporate Finance, Arthur Andersen ("Andersen") Singapore and ASEAN region from 1999 to 2001. Prior to joining Andersen, he was a partner and Head of Financial Advisory Services, Price Waterhouse Singapore from 1996 to 1999 and Chairman of Financial Advisory Services, PricewaterhouseCoopers Asia Pacific region from 1998 to 1999. Mr Tan was also a partner of Financial Advisory Services, Price Waterhouse Singapore from 1992 to 1996. He is a Director of Fraser & Neave Limited.

Mr Tan qualified as a Chartered Accountant in 1981 and is a member of The Institute of Chartered Accountants in England and Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants in Singapore. He was engaged in audit work from 1978 to 1988.

DIRECTORS' REMUNERATION

The aggregate compensation paid to or accrued for the SingTel directors for services in all capacities is set out in the following table [1]:

		GROUP		COMPANY	
		2004	2003	2004	2003
Name of Director	Notes	S$'000	S$'000	S$'000	S$'000
Chumpol NaLamlieng		160.4	53.1	160.4	53.1
Lee Hsien Yang	(2)	1,985.9	1,505.0	1,985.9	1,505.0
Graham John Bradley	(3)	5.3	–	5.3	–
Paul Chan Kwai Wah		114.0	75.0	114.0	75.0
Heng Swee Keat	(4)	67.8	–	67.8	–
Simon Israel	(4)	61.3	–	61.3	–
Professor Tommy Koh	(4)	67.8	–	67.8	–
John Powell Morschel		111.0	70.0	111.0	70.0
Deepak S Parekh	(5)	–	–	–	–
Quek Poh Huat		97.0	70.0	97.0	70.0
Jackson Peter Tai		110.0	75.0	110.0	75.0
Nicky Tan Ng Kuang		128.0	81.2	128.0	81.2
Ang Kong Hua	(6)	94.4	120.0	94.4	120.0
LG Lim Chuan Poh	(6)	42.7	72.8	42.7	72.8
Dr Yogen K Dalal	(7)	–	14.6	–	14.6
Seah Kian Peng	(8)	–	16.7	–	16.7
Keith Tay Ah Kee	(8)	–	27.1	–	27.1
Total		**3,045.6**	**2,180.5**	**3,045.6**	**2,180.5**

(1) Does not include the directors' share options. Details of the directors' share options are disclosed in the Directors' Report.
(2) Mr Lee Hsien Yang's remuneration comprised the following components:
  (a) Fixed and Annual Wage Supplement – S$873,600
  (b) Variable – S$976,400
  (c) Provident/Superannuation Fund – S$66,079
  (d) Benefits – S$69,827
  (e) Performance Shares – Mr Lee Hsien Yang was awarded up to 1,405,424 ordinary shares in 2003 pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance conditions being met and other terms and conditions. The performance share valuation adopted a Monte Carlo simulation methodology and returned a fair value at point of grant of S$0.67 for General Awards and S$0.68 for Senior Management Awards. Please refer to pages 49 to 51, under Remuneration Policy, for more details.
(3) Appointed on 24 March 2004.
(4) Appointed on 4 July 2003.
(5) Appointed on 31 May 2004.
(6) Retired following the conclusion of the Annual General Meeting held on 29 August 2003.
(7) Resigned with effect from 6 September 2002.
(8) Retired following the conclusion of the Annual General Meeting held on 30 August 2002.

Except for Mr Lee Hsien Yang whose remuneration is detailed in footnote (2), all directors received remuneration in the form of directors' fees.

No employee of the Group who is an immediate family member of a director was paid remuneration that exceeded S$150,000 during the financial year ended 31 March 2004.

PROFILE OF SENIOR MANAGEMENT

(in alphabetical order)

CHRISTOPHER JOHN ANDERSON

Chief Executive Officer, SingTel Optus

Mr Anderson, 57, joined Optus in 1997 in the position of CEO. After seven years at the helm of Optus, Mr Anderson will step down from his post in August 2004. Prior to joining Optus, he held the position of Group Chief Executive at Television New Zealand. Before that he was Managing Director and Group Editorial Director of John Fairfax Ltd. He graduated with a Bachelor of Economics from University of Sydney and Diploma in Industrial Law.

LUCAS CHOW WING KEUNG

Executive Vice President (Corporate Business), SingTel

Mr Chow, 51, was appointed Executive Vice President (Corporate Business) on 1 April 2004. Prior to this, he was Executive Vice President (Consumer Business) cum Chief Executive Officer of SingTel Mobile. Mr Chow joined SingTel in May 1998 as Group Director (Total Quality). Before joining SingTel, he held several senior positions in Hewlett Packard where he worked for almost 20 years. He is a member of the GSM Association Board. He graduated with a Bachelor of Science (Honours) degree from the University of Aston, Birmingham (United Kingdom).

CHUA SOCK KOONG

Chief Financial Officer, SingTel

Ms Chua, 47, has been Chief Financial Officer of SingTel since April 1999, with overall responsibility for all financial functions of SingTel Group, including treasury and risk management, as well as the corporate development, company secretarial, legal, corporate communications, investor relations and regulatory functions. She joined SingTel in 1989 as Treasurer. A Certified Public Accountant in Singapore and a Chartered Financial Analyst, she graduated from the University of Singapore with First Class Honours in Accountancy.

WILLIAM HOPE

Executive Vice President (Networks), SingTel

Mr Hope, 55, was appointed Executive Vice President (Networks) in August 2003 to head the integrated network organisation, which leverage the combined strengths of SingTel and Optus to maximise economies of scale and centrally manage the infrastructure for the Group. Prior to joining SingTel in October 2000, he was Chief Technical Officer with Cable and Wireless Optus in Australia, responsible for developing the strategic direction, technology, engineering and operation of the Optus internet, mobile business, fixed line and networks. Mr Hope holds a First Class Honours in Science from the University of Western Australia.

LEE KWOK CHEONG

Chief Executive Officer, National Computer Systems

Mr Lee, 50, has been CEO of NCS since 1996. He was Adjunct Associate Professor at NTU Business School 1998-2002 and co-authored a book "Hi-Tech Hi-Touch Branding" in 2001. For his contribution to the IT profession, Mr Lee was conferred the IT Person of the Year Award by the Singapore Computer Society in March 2000. Mr Lee serves on many boards and committees. He is President of the Singapore Computer Society. Internationally, he is a member of China's Suzhou Industrial Park International Advisory Council and of the Singapore-India IT Task Force. He obtained his Bachelor of Science and Master of Science from MIT and University of California at Berkeley.

LEW YOONG KEONG ALLEN

Managing Director (Mobile), SingTel Optus

Mr Lew, 49, was appointed Managing Director (Mobile), SingTel Optus in December 2001. He began his career with the SingTel Group in 1980. Since then, he has held various senior management appointments within the SingTel Group, including appointments such as Chief Operating Officer of AIS (Advanced Information Services), the largest mobile phone operator in Thailand, and Chief Operating Officer for SingTel International. He graduated with a degree in Electrical Engineering from the University of Western Australia. He also holds a Master of Science in Management from the Massachusetts Institute of Technology.

PROFILE OF SENIOR MANAGEMENT

LIM CHUAN POH

Executive Vice President (Consumer Business), SingTel

Mr Lim, 49, was appointed Executive Vice President (Consumer Business) on 1 April 2004. Before this, he was Executive Vice President (Corporate Business), an appointment held since 1 April 1999. Mr Lim joined SingTel in October 1998 as Chief Executive (Fixed Line Services). Prior to joining SingTel, he served in different senior appointments in the Singapore Civil Service. His last appointment before joining SingTel was as Deputy Secretary in the Ministry of Communications. He graduated with an Honours in Engineering Science from Balliol College, Oxford University and has a Masters in Public Health Engineering from the Imperial College of Science and Technology, University of London.

LIM SHYONG

Executive Vice President (Global Business), SingTel

Mr Lim, 54, was appointed Executive Vice President (Global Business) in April 1999. He joined SingTel in 1972 and since 1992, has held top management positions in various areas including international market development, international carrier services and business communications. He graduated with a Bachelor of Engineering (Electrical) from the University of Singapore and was awarded a Masters in Business Administration from INSEAD in 1982 under a French Government Scholarship.

LIM TOON

Chief Operating Officer, SingTel

Mr Lim, 61, was appointed Chief Operating Officer of SingTel in April 1999. He is responsible for synergising the operations of SingTel Group including SingTel, Optus and the associate companies. He has been with SingTel since 1970 and, since 1983, has held top management positions in various areas including engineering, radio services, traffic operations, human resources, information systems, network and international services. Mr Lim holds a First Class Honours in Engineering from the University of Canterbury (New Zealand).

PAUL O'SULLIVAN

Chief Operating Officer, SingTel Optus

Mr O' Sullivan, 44, will succeed Mr Anderson on 1 September 2004 to lead Optus as Chief Executive Officer. He joined Optus in 1996 in the Business Division in the position of Retail Marketplace Manager before accepting the position of Managing Director, Mobile in 1998. Mr O'Sullivan was promoted to the position of Chief Operating Officer in September 2001. Prior to Optus, he spent eleven years in various management roles in the Royal Dutch Shell Group. Mr O'Sullivan has B.A. (Mod) Economics, (First Class) Trinity College, University of Dublin and is a graduate of the Harvard Business School's Advanced Management Program.

STEPHEN ROTHERAM

Executive Vice President (Strategic Investment), SingTel

Dr Rotheram, 59, was appointed Executive Vice President (Strategic Investment) in August 2003. His role is to focus on maximising SingTel's growth beyond Singapore. He is on secondment to SingTel as part of a senior executive exchange programme since October 2002. Prior to that, he was the Managing Director (Networks) with Optus in Australia, with responsibility for around 2,500 staff in Network Operations, Engineering, Procurement and Capital. Dr Rotheram holds a Degree in Theoretical Physics and PhD from Cambridge University, England.

SENIOR EXECUTIVES' REMUNERATION

The Group adopts a pay-for-performance philosophy to drive executives towards high levels of performance. Senior executives' remuneration is determined by comparing:

- individual accomplishments against set objectives
- contribution to business plans and corporate strategies

For details of the Group's remuneration policy and remuneration components, please refer to pages 49 to 51, under Remuneration Policy.

Details of remuneration provided to the top five key executives employed by the Group at 31 March 2004 and identified based on total remuneration, inclusive of performance share valuation, are shown below:

ANNUAL REMUNERATION

	Fixed Component [3]	Variable Component [4]	Provident/ Superannuation Fund [5]	Benefits [6]	Total Compensation	SingTel Executives' Performance Share Plan [7] Number of Performance Shares (General Awards)	Number of Performance Shares (Senior Management Awards)
$2,550,000 to $2,749,999 [1]							
Christopher John Anderson [2] CEO, SingTel Optus	52%	37%	7%	4%	100%	591,098	443,324
$1,350,000 to $1,549,999 [1] **(in alphabetical order)**							
Lew Yoong Keong Allen [2] MD (Mobile), SingTel Optus	22%	20%	2%	56%	100%	382,475	286,856
Paul O'Sullivan [2] COO, SingTel Optus	51%	38%	7%	4%	100%	486,787	365,090
$950,000 to $1,149,999 [1] **(in alphabetical order)**							
Chua Sock Koong CFO, SingTel	40%	46%	4%	10%	100%	556,328	417,246
Lim Toon COO, SingTel	44%	45%	1%	10%	100%	591,098	443,324

(1) The above bandings are based on total compensation.
(2) Christopher John Anderson and Paul O'Sullivan are based in Australia. Lew Yoong Keong Allen is on secondment to Optus.
(3) Fixed Component refers to base salary earned for the year ended 31 March 2004.
(4) Variable Component refers to incentive payments for the year ended 31 March 2004.
(5) Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the Fixed Component.
(6) Benefits are stated on the basis of direct costs to the company. Include overseas assignment benefits, tax equalisation, car benefit and other non-cash benefits such as medical scheme, club membership and Australia Fringe Benefits Tax, where applicable.
(7) Awards made under the SingTel Executives' Performance Share Plan:
The performance share valuation adopted a Monte Carlo simulation methodology and returned a fair value at point of grant of S$0.67 for General Awards and S$0.68 for Senior Management Awards.

DIRECTORS' REPORT

The directors present their report to the members together with the audited financial statements of the Group and Company for the financial year ended 31 March 2004.

1. DIRECTORS

The directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman) (appointed as Chairman on 29 August 2003)
Lee Hsien Yang (President and Chief Executive Officer)
Graham John Bradley (appointed on 24 March 2004)
Paul Chan Kwai Wah
Heng Swee Keat (appointed on 4 July 2003)
Simon Israel (appointed on 4 July 2003)
Professor Tommy Koh (appointed on 4 July 2003)
John Powell Morschel
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

Ang Kong Hua and LG Lim Chuan Poh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 29 August 2003.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:
Data communications services;
Investment holding;
Operation of a submarine cable system;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

Following the reduction of the Company's equity interest in Singapore Post Limited upon its Initial Public Offering and the sale of SingTel Yellow Pages Pte Ltd's (now known as SingTel Interactive Pte. Ltd.) directory assets and businesses during the financial year, postal services and directory advertising and publishing ceased to be principal activities of the Group.

There has been no other significant change in the nature of the principal activities during the financial year.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the **Singapore Telecom Executives' Share Option Scheme** ("1994 Scheme") and **Singapore Telecom Share Option Scheme 1999** ("1999 Scheme"), and performance shares granted under the **SingTel Executives' Performance Share Plan.**

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares of S$0.15 each)				
Chumpol NaLamlieng	100,000	–	–	–
Lee Hsien Yang (1)	752,393	752,393	1,407,164	1,740
Graham John Bradley	70,000	70,000	–	–
Paul Chan Kwai Wah	1,880	1,880	1,740	1,740
Heng Swee Keat	1,490	1,490	–	–
Simon Israel	5,000	5,000	45,000	25,000
Professor Tommy Koh	3,700	3,700	650	650
John Powell Morschel	3,200	3,200	–	–
Quek Poh Huat	1,880	1,880	1,740	1,740
Jackson Peter Tai	110,000	110,000	–	–
Nicky Tan Ng Kuang	60,000	–	–	–
(Options to purchase ordinary shares of S$0.15 each)				
Chumpol NaLamlieng (2)	60,000	60,000	–	–
Lee Hsien Yang (3)	6,050,000	6,170,000	–	–
Paul Chan Kwai Wah (2)	60,000	60,000	–	–
John Powell Morschel (2)	60,000	60,000	–	–
Quek Poh Huat (2)	60,000	60,000	–	–
Jackson Peter Tai (2)	60,000	60,000	–	–
Nicky Tan Ng Kuang (2)	–	60,000	–	–
SembCorp Industries Limited				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	36,890	36,890	–	–
(Options to purchase ordinary shares of S$0.25 each)				
Chumpol NaLamlieng	117,500	100,000	–	–
SembCorp Logistics Limited				
(Options to purchase ordinary shares of S$0.25 each)				
Lee Hsien Yang	–	–	384,000	384,000
Singapore Airlines Limited				
(Ordinary shares of S$0.50 each)				
Lee Hsien Yang	–	16,000	–	–
Paul Chan Kwai Wah	–	–	20,000	20,000
Simon Israel	3,000	3,000	6,500	6,500
Singapore Computer Systems Limited				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	15,000	15,000	–	–

4. **DIRECTORS' INTEREST IN SHARES AND DEBENTURES (cont'd)**

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later
Singapore Technologies Engineering Limited				
(Ordinary shares of S$0.10 each)				
Quek Poh Huat	763,228	763,228	–	–
(Options to purchase ordinary shares of S$0.10 each)				
Quek Poh Huat	144,000	78,000	–	–
ST Assembly Test Services Ltd				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	–	–	1,000	1,000
SMRT Corporation Ltd				
(Ordinary shares of S$0.10 each)				
Quek Poh Huat	–	–	8,000	8,000
The Ascott Group Limited				
(Ordinary shares of S$0.20 each)				
Paul Chan Kwai Wah	13,020	13,020	–	–
Raffles Holdings Limited				
(Ordinary shares of S$0.50 each)				
Professor Tommy Koh	10,000	10,000	–	–
CapitaLand Limited				
(Ordinary shares of S$1 each)				
Lee Hsien Yang	10,000	10,000	–	–
Professor Tommy Koh	1,250	1,250	–	–
Jackson Peter Tai	50,000	50,000	–	–
(Options to purchase ordinary shares of S$1 each)				
Jackson Peter Tai	500,000	410,000	–	–

Notes:

(1) Lee Hsien Yang was awarded up to 1,405,424 ordinary shares of S$0.15 each in Singapore Telecommunications Limited pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance criteria being met and other terms and conditions.

(2) At exercise price of S$1.42 per share (2003: S$1.42 per share).

(3) At exercise price of between S$1.36 and S$3.03 per share (2003: between S$1.36 and S$3.03 per share). Included in the share options as at 31 March 2004 are 2,150,000 (2003: 2,150,000) Performance Share Options which will only vest if performance targets are met.

Between the end of the financial year and 21 April 2004, Graham John Bradley acquired an additional 30,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2004.

5. **DIRECTORS' CONTRACTUAL BENEFITS**

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

6. SHARE OPTIONS

The Compensation Committee is responsible for administering the share option plans. At the date of this report, the Committee members are Chumpol NaLamlieng (Chairman of the Committee), John Powell Morschel and Jackson Peter Tai.

Share options exercised and cancelled during the financial year, and options outstanding at the end of the financial year, were as follows:

(a) 1994 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
17.6.98	18.6.99 to 17.6.03	S$2.05	3,091	3,091	–

Following the approval of the 1999 Scheme by shareholders at the Extraordinary General Meeting held on 29 September 1999, the 1994 Scheme was terminated.

Included in the balance as at 1 April 2003 were 120,000 share options granted on 17 June 1998 to an executive director. All outstanding options granted under the 1994 Scheme lapsed on 17 June 2003.

(b) 1999 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	7,756	–	437	7,319
15.5.00	16.5.01 to 15.5.10	S$2.29	30	–	30	–
9.6.00	10.6.01 to 9.6.10	S$2.26	31,046	208	2,054	28,784
3.7.00	4.7.01 to 3.7.10	S$2.40	30	–	30	–
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
1.9.00	2.9.01 to 1.9.10	S$2.75	113	–	113	–
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	40	–	–	40
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	–	15
19.2.01	20.2.02 to 19.2.11	S$2.84	35	–	15	20
2.5.01	3.5.02 to 2.5.11	S$1.80	225	–	–	225
30.5.01	31.5.02 to 30.5.11	S$1.69	52,557	11,985	3,681	36,891
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	–	–	25
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	–	–	40
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	–	25
8.8.01	9.8.02 to 8.8.11	S$1.87	150	–	150	–
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	20	12	–	8
29.11.01	30.11.02 to 29.11.11	S$1.73	37,815	388	3,388	34,039
10.12.01	11.12.02 to 10.12.11	S$1.75	222	–	–	222
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	101,536	9,668	7,674	84,194
3.6.02	4.6.03 to 3.6.12	S$1.54	125	–	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	36	–	–	36
26.8.02	27.8.03 to 26.8.12	S$1.50	222	–	–	222

6. SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
For executive director						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.12	S$1.42	560	200	60	300
			237,564	22,462	17,631	197,472
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	9,616	266	877	8,474
For executive director						
3.7.02	3.7.05 to 3.7.12	S$1.36	2,150	–	–	2,150
			11,766	266	877	10,624
Total			249,330	22,727	18,507	208,095

The 1999 Scheme was suspended with the implementation of the **SingTel Executives' Performance Share Plan** following a review of the remuneration policy across SingTel Group in 2003. Hence, no share option was granted in the financial year ended 31 March 2004. The existing share options granted will continue to vest according to the terms and conditions of the schemes and the respective grants.

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 2004	Aggregate options granted since commencement of scheme to 31 Mar 2004	Aggregate options exercised since commencement of scheme to 31 Mar 2004	Aggregate options outstanding as at 31 Mar 2004
1999 Scheme				
Chumpol NaLamlieng	–	60,000	–	60,000
Lee Hsien Yang	–	6,050,000	–	6,050,000
Graham John Bradley	–	–	–	–
Paul Chan Kwai Wah	–	60,000	–	60,000
Heng Swee Keat	–	–	–	–
Simon Israel	–	–	–	–
Professor Tommy Koh	–	–	–	–
John Powell Morschel	–	60,000	–	60,000
Quek Poh Huat	–	60,000	–	60,000
Jackson Peter Tai	–	60,000	–	60,000
Nicky Tan Ng Kuang	–	60,000	60,000	–
Ang Kong Hua (1)	–	140,000	140,000	–
LG Lim Chuan Poh (1) (2)	–	–	–	–
Keith Tay Ah Kee (3)	–	20,000	–	–
	–	6,570,000	200,000	6,350,000

Notes:

(1) Retired following the conclusion of the Annual General Meeting held on 29 August 2003.

(2) LG Lim Chuan Poh did not accept the share options granted to him.

(3) Retired following the conclusion of the Annual General Meeting held on 30 August 2002. 20,000 SingTel share options were granted to Mr Keith Tay Ah Kee as a director of Singapore Post Pte Ltd ("SingPost") in September 2002. With the Initial Public Offering of SingPost in May 2003, the SingTel share options were cancelled in exchange for SingPost share options.

6. SHARE OPTIONS (cont'd)

(c) Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("SingTel Optus"), the **Optus Executive Option Plan** was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option. Details are as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
24.5.00 [1]	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	8,096	1,135	6,961

Note:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding **Optus Executive Option Plan** share options based on a ratio of 1.66 SingTel shares per share option.

From the commencement of the 1999 Scheme to 31 March 2004, an aggregate of 273,767,350 share options have been granted to directors and employees of the Company and its subsidiary companies.

As of 31 March 2004, save as mentioned herein, no share options have been granted to controlling shareholders or their associates, or to parent group directors or employees, and no participant has received 5% or more of the total options available under the share option schemes.

During the current financial year, the Company issued 22,727,300 ordinary shares of S$0.15 each upon the exercise of 22,727,300 share options at the exercise price of between S$1.36 and S$2.26 per share.

The above mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

7. PERFORMANCE SHARE PLANS

Following a review of the remuneration policy across the Group, SingTel implemented the **SingTel Executives' Performance Share Plan** in June 2003 and granted awards to selected employees of the Group ("participants") under this plan. The **SingTel Executives' Performance Share Plan** only allows the Company to purchase and deliver existing ordinary shares to participants upon the vesting of awards. The **SingTel Performance Share Plan** was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003 and this plan gives the Company the flexibility to either allot and issue and deliver new ordinary shares or purchase and deliver existing ordinary shares upon the vesting of awards.

Participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted in the financial year ended 31 March 2004 is three years. At the end of the performance period, SingTel will determine the number of SingTel shares to be allocated to each participant or category of participants based on the level of attainment of the performance targets.

As at 31 March 2004, 36,898,296 performance shares of the Group were outstanding pursuant to the **SingTel Executives' Performance Share Plan.**

Performance share awards granted and cancelled during the financial year, and share awards outstanding at the end of the financial year, are as follows:

Date of Grant	Share awards granted ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2004 ('000)
Performance shares (General Awards)			
For staff and senior management			
25.6.03	33,513	1,614	31,899
For executive director			
25.6.03	703	–	703
	34,216	1,614	32,602

7. **PERFORMANCE SHARE PLANS (cont'd)**

Date of Grant	Share awards granted ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2004 ('000)
Performance shares (Senior Management Awards)			
For senior management			
25.6.03	3,593	–	3,593
For executive director			
25.6.03	703	–	703
	4,296	–	4,296
Total	38,512	1,614	36,898

8. **AUDIT COMMITTEE**

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman)
Graham John Bradley (appointed on 27 April 2004)
Heng Swee Keat (appointed on 29 August 2003)
Jackson Peter Tai

Chumpol NaLamlieng, who served during the financial year, resigned on 29 August 2003 following a review of the composition of board committees.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls.

The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2004 as well as the auditors' report thereon.

In addition, the Committee has, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, seek appropriate approval for interested person transactions.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

9. **AUDITORS**

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
5 May 2004

STATEMENT OF DIRECTORS

31 March 2004

In the opinion of the directors,

(a) the financial statements of the Group and Company as set out on pages 68 to 134 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 March 2004 and of the results of the business, changes in equity of the Group and Company and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
5 May 2004

AUDITORS' REPORT

To the Members of Singapore Telecommunications Limited

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2004 set out on pages 68 to 134. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
5 May 2004

INCOME STATEMENTS

For the Financial Year ended 31 March 2004

	Notes	GROUP 2004 S$ mil	GROUP 2003 S$ mil	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Operating revenue	2	11,994.7	10,258.7	2,358.8	2,586.8
Operating expenses	3	(7,768.3)	(6,562.2)	(1,100.1)	(1,191.5)
Other income	4	61.7	46.2	71.0	79.1
Operational EBITDA		**4,288.1**	**3,742.7**	**1,329.7**	**1,474.4**
Compensation from IDA		337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies		(565.7)	(555.6)	–	–
Depreciation and other amortisation	5	(1,875.2)	(1,763.2)	(391.5)	(372.7)
		2,184.2	**1,760.9**	**1,275.2**	**1,438.7**
Exceptional items	6	2,540.7	(1,027.4)	1,995.7	(503.6)
Profit on operating activities		**4,724.9**	**733.5**	**3,270.9**	**935.1**
Associated and joint venture companies					
– share of ordinary results	7	1,444.3	774.6	–	–
– share of exceptional items	7	(324.5)	257.2	–	–
– amortisation of goodwill	7	(89.7)	(77.2)	–	–
		1,030.1	954.6	–	–
Profit before interest and tax		**5,755.0**	**1,688.1**	**3,270.9**	**935.1**
Interest and investment income	8	311.2	7.4	217.1	753.7
Interest on borrowings	9	(476.4)	(534.4)	(224.7)	(245.9)
Profit before tax		**5,589.8**	**1,161.1**	**3,263.3**	**1,442.9**
Taxation	10	(972.9)	(54.4)	(126.7)	(216.3)
Profit after tax		**4,616.9**	**1,106.7**	**3,136.6**	**1,226.6**
Minority interests		(132.1)	293.8	–	–
Profit attributable to shareholders		**4,484.8**	**1,400.5**	**3,136.6**	**1,226.6**
Net profit (before goodwill and exceptionals)	11	**2,852.2**	**2,167.1**		
EBITDA	12	**5,744.9**	**5,111.5**		
Basic earnings per share (cents)	13	25.15	7.86		
Basic earnings per share (cents) (before goodwill and exceptional items)	13	16.00	12.16		
Diluted earnings per share (cents)	13	25.13	7.86		

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.

Auditors' Report – Page 67

BALANCE SHEETS

As at 31 March 2004

		GROUP		COMPANY	
	Notes	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current assets					
Cash and cash equivalents	15	3,161.9	949.4	1,852.9	489.4
Short term investments	16	460.7	107.9	5.0	20.0
Trade and other debtors	17	4,485.4	2,264.8	3,056.3	1,368.1
Inventories	18	169.2	383.4	7.0	10.5
		8,277.2	**3,705.5**	**4,921.2**	**1,888.0**
Non-current assets					
Property, plant and equipment (net)	19	12,137.9	12,725.2	2,796.8	2,994.0
Goodwill on consolidation	20	9,736.2	10,294.9	–	–
Intangibles	21	592.9	521.4	4.3	4.6
Subsidiary companies	22	–	–	18,830.9	19,972.3
Associated companies	23	4,716.8	4,845.8	36.6	3.1
Joint venture companies	24	314.3	358.9	158.3	170.8
Long term investments	25	109.8	226.5	51.6	131.4
Deferred tax assets	10	893.8	953.4	–	–
Other non-current assets	26	78.3	38.9	32.1	25.3
		28,580.0	**29,965.0**	**21,910.6**	**23,301.5**
Total assets		**36,857.2**	**33,670.5**	**26,831.8**	**25,189.5**
Current liabilities					
Trade and other creditors	27	3,688.9	3,454.6	1,254.7	1,152.9
Provisions	28	18.2	18.5	–	–
Dividends payable to minority shareholders		173.3	–	–	–
Due to subsidiary companies	22	–	–	311.5	465.9
Borrowings (unsecured)	29	83.4	427.9	–	–
Borrowings (secured)	30	1,069.1	340.3	–	–
Current income tax	10	521.4	477.9	236.8	264.3
		5,554.3	**4,719.2**	**1,803.0**	**1,883.1**
Non-current liabilities					
Due to subsidiary companies	22	–	–	–	101.7
Borrowings (unsecured)	29	8,631.1	8,946.1	6,279.3	6,438.0
Borrowings (secured)	30	108.8	958.1	–	–
Deferred income tax	10	479.6	603.0	375.9	462.6
Deferred income	31	1,074.2	1,426.4	1,022.2	1,360.3
Advance billings		1,128.6	1,195.2	–	–
Other non-current liabilities		79.0	203.6	18.4	20.9
		11,501.3	**13,332.4**	**7,695.8**	**8,383.5**
Total liabilities		**17,055.6**	**18,051.6**	**9,498.8**	**10,266.6**
Net assets		**19,801.6**	**15,618.9**	**17,333.0**	**14,922.9**
Share capital and reserves					
Share capital	32	2,677.3	2,673.9	2,677.3	2,673.9
Reserves		17,074.9	12,796.1	14,655.7	12,249.0
Interest of shareholders of the Company		**19,752.2**	**15,470.0**	**17,333.0**	**14,922.9**
Minority interests		49.4	148.9	–	–
		19,801.6	**15,618.9**	**17,333.0**	**14,922.9**

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.
Auditors' Report – Page 67

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year ended 31 March 2004

Group – 2004	Notes	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance at 1 April 2003		2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	34	–	–	–	514.9	–	–	514.9
Goodwill released on disposal of associated companies		–	–	–	–	(805.5)	805.5	–
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets		–	–	–	–	–	10.4	10.4
Net gains/(losses) not recognised in the income statement		–	–	–	514.9	(805.5)	815.9	525.3
Net profit for the financial year		–	–	–	–	4,484.8	–	4,484.8
Total recognised gains for the financial year		–	–	–	514.9	3,679.3	815.9	5,010.1
Final dividends for 2002/2003	33	–	–	–	–	(764.8)	–	(764.8)
Issue of new shares	32	3.4	33.5	–	–	–	–	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**725.2**	**12,661.4**	**(1,203.2)**	**19,752.2**

Group – 2003	Notes	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance at 1 April 2002		2,673.9	4,848.8	9.2	22.9	9,111.1	(2,086.9)	14,579.0
Currency translation differences	34	–	–	–	187.4	–	–	187.4
Goodwill released on disposal and impairment		–	–	–	–	–	67.8	67.8
Net gains not recognised in the income statement		–	–	–	187.4	–	67.8	255.2
Net profit for the financial year		–	–	–	–	1,400.5	–	1,400.5
Total recognised gains for the financial year		–	–	–	187.4	1,400.5	67.8	1,655.7
Final dividends for 2001/2002	33	–	–	–	–	(764.7)	–	(764.7)
Balance as at 31 March 2003		**2,673.9**	**4,848.8**	**9.2**	**210.3**	**9,746.9**	**(2,019.1)**	**15,470.0**

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.
Auditors' Report – Page 67

STATEMENT OF CHANGES IN EQUITY

For the Financial Year ended 31 March 2004

Company – 2004	Notes	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance at 1 April 2003		2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	34	–	–	–	1.4	–	1.4
Net gain not recognised in the income statement		–	–	–	1.4	–	1.4
Net profit for the financial year		–	–	–	–	3,136.6	3,136.6
Total recognised gains for the financial year		–	–	–	1.4	3,136.6	3,138.0
Final dividends for 2002/2003	33	–	–	–	–	(764.8)	(764.8)
Issue of new shares	32	3.4	33.5	–	–	–	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**(1.3)**	**9,765.5**	**17,333.0**

Company – 2003	Notes	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance at 1 April 2002		2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	34	–	–	–	98.8	–	98.8
Net gain not recognised in the income statement		–	–	–	98.8	–	98.8
Net profit for the financial year		–	–	–	–	1,226.6	1,226.6
Total recognised gains for the financial year		–	–	–	98.8	1,226.6	1,325.4
Final dividends for 2001/2002	33	–	–	–	–	(764.7)	(764.7)
Balance as at 31 March 2003		**2,673.9**	**4,848.8**	**9.2**	**(2.7)**	**7,393.7**	**14,922.9**

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.
Auditors' Report – Page 67

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year ended 31 March 2004

	2004 S$ mil	2003 S$ mil
Cash Flows from Operating Activities		
Profit before tax	5,589.8	1,161.1
Adjustments for:		
Depreciation of property, plant and equipment	1,846.5	1,729.8
Exceptional items	(2,540.7)	1,027.4
Amortisation of goodwill	655.4	632.8
Interest on borrowings	476.4	534.4
Amortisation – others	28.7	33.4
Property, plant and equipment written off	0.2	1.2
Share of results of associated and joint venture companies	(1,119.8)	(1,031.8)
IDA compensation	(337.0)	(337.0)
Interest and investment income	(311.2)	(7.4)
Net loss/(gain) on disposal of property, plant and equipment	6.7	(6.6)
Other non-cash items	6.8	3.5
	(1,288.0)	2,579.7
Operating cash flow before working capital changes	4,301.8	3,740.8
Changes in operating assets and liabilities		
Trade and other debtors	163.1	366.6
Trade and other creditors	(188.2)	(226.2)
Inventories	11.2	17.6
Provisions	(0.3)	0.4
Currency translation adjustments of subsidiary companies	45.0	61.1
Cash generated from operations	4,332.6	3,960.3
Dividends received from associated and joint venture companies	480.0	271.5
Dividends received from Singapore Post Limited [1]	200.0	–
Income tax paid	(417.9)	(460.7)
Net cash inflow from operating activities	4,594.7	3,771.1
Cash Flows from Investing Activities		
Dividends received from other investments	11.9	9.2
Interest received	39.4	29.0
Payment for purchase of subsidiary company, net of cash received [2]	(6.1)	(14.1)
Proceeds from divestment of subsidiary company, net of cash disposed [3]	350.5	–
Proceeds from sale of Yellow Pages directory assets and businesses [4]	222.8	–
Adjustment to proceeds from disposal of subsidiary company – Dingo Blue settlement	(26.6)	–
Investment in associated and joint venture companies	(354.0)	(770.0)
Long term loans to associated and joint venture companies	(2.5)	(97.3)
Long term loans repaid by associated and joint venture companies	7.5	41.1
Proceeds from liquidation/sale of associated and joint venture companies	296.7	23.1
Investment in long term investments	(1.4)	(9.4)
Proceeds from disposal of long term investments	287.4	246.5
Net (purchase)/sale of short term investments	(331.8)	372.2
Payment for purchase of property, plant and equipment	(1,300.2)	(1,667.9)
Proceeds from sale of property, plant and equipment	40.7	43.2
Proceeds from repayment of long term receivable	–	1.9
Purchase of licences	(9.6)	(0.6)
Net cash outflow from investing activities	(775.3)	(1,793.1)

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.
Auditors' Report – Page 67

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year ended 31 March 2004

	Note	2004 S$ mil	2003 S$ mil
Cash Flows from Financing Activities			
Proceeds from term loans		3,263.5	4,424.7
Repayment of term loans		(3,307.0)	(5,543.6)
Proceeds from bond issue		300.0	–
Proceeds from other loans		5.7	–
Bonds repurchased		(485.0)	(192.1)
Premium paid on bonds repurchased		(16.5)	–
Finance lease payments		(139.8)	(88.4)
Net interest paid on borrowings and swaps		(466.9)	(577.8)
Proceeds from issue of shares		36.9	–
Dividends paid to shareholders		(764.8)	(764.7)
Repayment of loan from minority shareholders		(32.8)	(9.3)
Dividends paid to minority shareholders		(0.2)	(6.3)
Net cash outflow from financing activities		(1,606.9)	(2,757.5)
Net increase/(decrease) in cash and cash equivalents		2,212.5	(779.5)
Cash and cash equivalents held at the beginning of the financial year	15	949.4	1,728.9
Cash and cash equivalents held at the end of the financial year	15	**3,161.9**	**949.4**

Note (1): Dividends received from Singapore Post Limited ("SingPost")

This represents the special dividend that was declared prior to 31 March 2003, when SingPost was a wholly owned subsidiary of the Company.

Note (2): Acquisition of subsidiary company

In the previous financial year, a wholly owned subsidiary, NCS Pte. Ltd. (formerly known as National Computer Systems Private Limited), acquired 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies.

Fair values of identifiable net assets of the subsidiary companies acquired were:

	S$ mil
Non-current assets	
Property, plant and equipment	1.9
Other non-current assets	0.5
Cash, net of bank overdraft	11.3
Current assets (excluding cash)	35.8
Current liabilities (excluding bank overdraft)	(28.4)
Non-current liabilities	(0.2)
	20.9
Minority interest	(10.2)
Fair value of net assets acquired	10.7
Goodwill	14.7
Total cash consideration	25.4
Less: cash in subsidiary companies acquired	(11.3)
Outflow of cash	14.1

During the current financial year, NCS Pte. Ltd. paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with terms and conditions in the sale and purchase agreement.

The accompanying notes on pages 75 to 134 form an integral part of these financial statements.

Auditors' Report – Page 67

Note (3): Divestment of subsidiary company

SingPost, a wholly owned subsidiary company as at 31 March 2003, was deconsolidated with effect from 1 April 2003 following the reduction of the Group's equity interest upon the Initial Public Offering of SingPost's shares.

Under Singapore Financial Reporting Standards, the results and net assets of SingPost are to be deconsolidated from the Group's financial statements from the date of divestment on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting of SingPost's results based on its equity interest of 31% from 1 April 2003.

For the previous financial year ended 31 March 2003, SingPost and its subsidiary companies contributed a net profit of S$108.7 million to the Group.

Fair values of identifiable net assets of SingPost divested (as of 1 April 2003 adjusted for bond issue of S$300 million on 11 April 2003) were:

	S$ mil
Non-current assets	
Property, plant and equipment	580.7
Other non-current assets	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	546.9
Gross proceeds	762.8
Less: cash and cash equivalents in subsidiary companies divested	(412.3)
Net cash inflow from divestment	350.5

Note (4): Proceeds from sale of Yellow Pages directory assets and businesses

SingTel Interactive Pte Ltd (formerly known as SingTel Yellow Pages Pte Ltd), a wholly owned subsidiary, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

Fair values of identifiable net assets of the directory assets and businesses sold were:

	S$ mil
Non-current assets	
Property, plant and equipment	33.6
Other non-current assets	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.2
Total cash inflow on sale	222.8

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Effect of changes in Singapore Companies Legislation

Pursuant to the Companies Act (Accounting Standards) Regulations 2002 applicable to Singapore from 1 January 2003, the Group and Company prepare their financial statements in accordance with Singapore Financial Reporting Standards ("FRS") with effect from its financial year beginning 1 April 2003. Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS. Previously, the Group and the Company prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard ("SAS").

The adoption of FRS does not have a material impact on the accounting policies and figures presented in the statutory financial statements for the financial year ended 31 March 2003.

Prior to 1 April 2003, the Group adopted SAS 22, *Business Combinations.* FRS 22 is substantially similar to SAS 22 except that unlike SAS 22, FRS 22 does not require adjustments of attributable goodwill previously deducted from equity against profit or loss on disposal of the investment (see also **Note 6**). The results of the prior years have not been adjusted retrospectively for the adoption of FRS 22 as the effects are not material. Under FRS 22, net profit after tax would have been S$1,468.3 million instead of S$1,400.5 million reported for the year ended 31 March 2003.

(b) Basis of preparation

The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Singapore Financial Reporting Standards requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current event and actions, actual results may differ from those estimates.

(c) Group accounting

(i) Subsidiary companies

A subsidiary company is a company in which the Group has an interest of more than half of the voting rights, or otherwise has power to govern the financial and operational policies. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are consolidated from the date of effective control and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

All inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of the subsidiary companies are adjusted to ensure consistency with the policies adopted by the Group.

(ii) Associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, or a company which the Group has between 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method whereby the Group's share of profits less losses of associated companies and amortisation of goodwill (arising on acquisition of associated companies from 1 April 2001) are included in the consolidated income statement. These results are taken from the most recent financial statements of the associated companies concerned, made up to dates not more than three months prior to the end of the

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Group accounting (cont'd)

(ii) Associated companies (cont'd)

financial year of the Group. Where the accounting policies of the associated companies do not conform to those of the Group, adjustments are made where the amounts involved are considered significant to the Group.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group's investments in associated companies are stated in the consolidated balance sheet at an amount that reflects its share of net assets of the associated companies and includes goodwill (net of accumulated amortisation) on acquisitions subsequent to 1 April 2001.

Equity accounting is discontinued when the carrying amount of the investment in an associated company including loans that are in fact extensions of the Group's investment is reduced to nil, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iii) Joint venture companies

A joint venture company is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activities of the entity.

The Group's interests in jointly controlled entities are accounted for using the equity method as set out above. The Group's share of operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are disclosed in the notes to the financial statements.

The Group's interests in unincorporated joint venture companies are accounted for by including its interest in the assets employed in, liability incurred by, liabilities for which it is jointly and severally liable, and the revenue derived from, and expenses incurred in relation to, the joint ventures, in the consolidated balance sheet and consolidated income statement respectively.

(iv) Transaction costs

External costs directly attributable to an acquisition is included as part of the cost of acquisition.

(d) Foreign currencies

(i) Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The financial statements of the Group and Company are presented in Singapore dollars, which is the measurement currency of the Company.

(ii) Group companies

In respect of foreign associated and joint venture companies and foreign subsidiary companies whose operations are not an integral part of the Company's operations ("foreign entities"), the balance sheets are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date, and the results are translated into Singapore dollars using the average exchange rates for the financial year.

The Group's share of exchange differences arising from the translation of foreign entities, and long term loans that are in fact extensions of the Group's net investment in these entities, are taken directly to the currency translation reserve in the shareholders' equity. On disposal of a foreign entity, accumulated translation differences relating to that entity are recognised in the consolidated income statement as part of the gain or loss on disposal.

Goodwill arising on acquisition of foreign entities is translated at the exchange rates prevailing at the date of acquisition. Fair value adjustments made at the date of acquisition are treated as adjustments to the assets of the foreign entity and translated on a basis consistent with these assets.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) Foreign currencies (cont'd)

(iii) Foreign currency transactions and balances

Transactions in foreign currencies during the financial year are converted into Singapore dollars at the exchange rates prevailing on transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, except for hedge transactions described below, are recognised in the income statements.

(iv) Foreign currency hedges

Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions. Exchange differences arising from translating foreign exchange forward contracts, cross currency swaps or options entered into as hedges for foreign currency denominated assets and liabilities are accounted for in a manner consistent with the hedged item.

Exchange differences arising from translating borrowings entered into as specific hedge for investments in foreign entities are taken to the currency translation reserve in the shareholders' equity in the financial year that they arise, and are taken to the income statements upon disposal of the investments.

(e) Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

Revenue from the rendering of services is recognised when the services are rendered. It includes the operating lease income from the provision of cable capacity recognised over the period of the lease on a basis representative of the pattern of services rendered under the lease.

Provision for unearned revenue is made for phone cards and pre-paid cards which have been sold, but for which services have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

C1 satellite construction contract revenue and contract costs are recognised in the consolidated income statement upon the successful launch of the satellite as the earning of revenue under the C1 satellite construction contract is considered critically dependent on a successful launch.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon delivery to customers.

Dividend income is recorded gross in the income statements in the accounting period in which the right to receive payment is established.

Interest income is recognised on a time-apportioned basis, taking into account the principal outstanding and the effective rate over the period of maturity.

Rental income under operating leases is recognised in the income statements on a straight-line basis over the term of the lease.

(f) Borrowing costs

(i) Capitalisation of borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are expensed as incurred except to the extent that they are capitalised as being directly attributable to the acquisition, construction, or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(f) **Borrowing costs (cont'd)**

(ii) Interest rate hedges

Interest flows from interest rate and cross currency swaps are accounted for on an accrual basis. Interest income or expense arising therefrom is netted against related interest income or expense applicable to the on-balance sheet items which the financial instruments are hedging. The premiums, if any, paid or received on interest rate options are included as other assets or other liabilities in the balance sheets. They are amortised over the term of the agreements and included in interest expense or interest income.

(g) **Government grants**

Government grants relating to the purchase of property, plant and equipment are included in other creditors and are credited to the income statements on a straight-line basis over the expected lives of the related assets. Government grants relating to operating expenditure are recognised as income over the periods necessary to match the grants with the related costs which they are intended to compensate, on a systematic basis.

(h) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheets at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts.

(i) **Trade and other debtors**

Trade debtors are carried at original invoiced amounts less allowance made for doubtful receivables based on a review of all outstanding amounts at the financial year end.

Bad debts are written off when identified and specific provisions are made for those debts considered to be doubtful.

(j) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average basis. Allowance for obsolescence is based on review of the age and usage of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability), as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

(k) **Property, plant and equipment**

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads. When an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Property, plant and equipment	No. of years
Buildings	5-40
Transmission plant and equipment	5-25
Switching equipment	3-10
Postal equipment	3-10
Other fixed assets	3-15

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) Property, plant and equipment (cont'd)

Other fixed assets consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

Repairs and maintenance are taken to the income statements during the financial year in which they are incurred. The cost of major renovations and restorations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group, and depreciated over the remaining useful life of the asset.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in other income.

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the Group's share of identifiable net assets of the subsidiary, associated and joint venture company at the date of acquisition.

Goodwill on acquisition of subsidiary companies occurring on or after 1 April 2001 is included in goodwill on consolidation, stated at cost less accumulated amortisation and impairment losses. In respect of goodwill on acquisition of associated and joint venture companies occurring on or after 1 April 2001, the carrying amount of goodwill is included in the carrying amount of investments in associated and joint venture companies respectively. Goodwill is amortised from the date of initial recognition on a straight-line basis, through the consolidated income statement, over its economic life of up to a maximum of 20 financial years.

Goodwill on acquisitions that occurred prior to 1 April 2001 has been adjusted in full against shareholders' equity. Such goodwill has not been retrospectively capitalised and amortised.

The gain or loss on disposal of subsidiary, associated and joint venture companies includes the unamortised balance of goodwill relating to the entity disposed of. For entities acquired before 1 April 2001, the attributable goodwill previously adjusted against shareholders' equity is not recognised in the profit or loss on disposal.

At each balance sheet date, the Group assesses whether there is any indication of impairment. If such indication exists, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying value exceeds the recoverable amount.

(ii) Research and development

Development expenditure attributable to major projects, whose future returns are reasonably assured, is capitalised and amortised over the estimated useful life of the product. Expenditure on pure research is written off to the income statements in the financial year in which it is incurred, except for items of a capital nature which are capitalised as property, plant and equipment. The depreciation charge of these assets is taken to the income statements. Depreciation rates of property, plant and equipment utilised for research and development activities are reviewed annually to take into account technological obsolescence and possible future benefits to the Group and Company.

(iii) Computer software development cost

Generally, costs associated with developing or maintaining computer software programmes are recognised as an expense when incurred. However, costs that are directly associated with identifiable and unique software products controlled by the Group and Company and have probable economic benefits exceeding one year and are greater than its cost, are recognised as assets and included in property, plant and equipment.

(iv) Spectrum and other licences

Expenditure on spectrum and other licences is capitalised and amortised from the date of the launch of the related service using the straight-line method over their useful lives of 12 to 22 years. Where the service for which the licence is granted have yet to commence, no amortisation is made. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Where the carrying amount of the licence is greater than its estimated recoverable amount, it is written down to its recoverable amount.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(v) Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

(vi) Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

(m) Impairment

The Group's and the Company's tangible and intangible assets (other than inventories, deferred tax assets and financial assets) are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statements. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Reversal of an impairment loss recognised in prior financial years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased. The reversal is recorded in the income statements.

(n) Investments

Investments in subsidiary, associated and joint venture companies are stated at cost less impairment losses in the Company's balance sheet. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down to its recoverable amount.

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost and an impairment loss is recognised when there is a decline other than temporary in the value of an investment, determined on an individual investment basis.

Quoted and unquoted investments held as current assets are stated at the lower of cost or market value on a portfolio basis. Increase or decrease in the carrying amount of the investments are taken to the income statements. Cost is determined using the weighted average method. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date.

Gain or loss on disposal of and impairment losses of non-current investments, including subsidiary, associated and joint venture companies, are taken to the income statements as exceptional items.

(o) Leases

(i) Where a group company is the lessee

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the consolidated income statement over the lease period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases under which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term on a straight-line basis.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognised immediately. If the sale price is below fair value, any gain or loss is also recognised immediately except that, if the loss is compensated by future lease payments at below market price, it is deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortised over the period for which the asset is expected to be used.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Leases (cont'd)

(ii) Where a group company is the lessor – indefeasible right of use

The Group has entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as leases or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee, and provide for transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type lease contracts are accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

(iii) Capacity swaps

The Group may exchange capacity with other capacity or service providers. When the assets or services exchanged are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The exchange is regarded as a transaction which generates revenue if the assets or services exchanged are dissimilar, fair value can be determined within reasonable limits and where the earnings process is considered complete. All of the factors must be met in order to recognise the revenue which is measured at the fair value of the assets or services received, adjusted by the amount of any cash or cash equivalents transferred.

(p) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiary, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q) Employee benefits

(i) Defined contribution plan

The companies based in Singapore contribute to Central Provident Fund ("CPF"), a defined contribution plan regulated and managed by the Singapore Government. The companies in Australia contribute to a defined contribution superannuation fund. These contributions include superannuation guarantee contributions and additional contributions made under employee remuneration arrangements. The Group's and Company's obligations in regard to defined contribution plans are limited to the amount of contribution to the funds, and are recorded on an accrual basis.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(q) Employee benefits (cont'd)

(ii) Equity compensation benefits

The details of the share options schemes and the SingTel Executives' Performance Share Plan (the "Plan") of the Group are described in **Note 6** and **Note** 7 of the Directors' report.

A trust is set up to administer the shares purchased under the Plan. Shares granted under the Plan will vest provided that certain prescribed performance targets are met within a prescribed vesting period. Vesting period refers to the period from the date of grant to the date of vesting. Shares granted under the Plan will lapse when the staff ceases employment during the vesting period. The performance share expense is amortised and recognised in the income statements on the straight-line basis over the vesting period which is determined to be 3 years for the awards granted in the current financial year.

For share options, all of which were granted prior to this financial year ended 31 March 2004, no compensation cost is recognised at grant. When the share options are exercised, the proceeds received net of any transaction costs are credited to share capital (at par value of the shares issued) and share premium accounts.

(iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(r) Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provision for liquidated damages in respect of information technology contracts are made based on management's best estimate of the anticipated liability. The Group reviews the provision annually and due adjustment is made when necessary.

(s) Share capital

Dividends on ordinary shares are recognised in shareholders' equity in the financial year in which they are approved by the Company's shareholders.

The cost of shares repurchased by the Company is credited against revenue reserves. An amount equal to the nominal value of the shares repurchased is transferred to capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

(t) Segment reporting

Geographical segments provide products and services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic segments. Business segments provide products and services that are subject to risks and returns that are different from those of other business segments.

(u) Exceptional items

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance of the Company and the Group for the financial year.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(v) Financial risk management objectives and policies

Financial Risk Factors

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, British Pounds and Euros. Foreign currency purchases, forward contracts and options are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings to reduce the foreign currency exposure on these borrowings.

Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions and investments in bonds and securities, which generate interest income for the Group. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

The Group's debt includes bank borrowings and bonds. The objective is to minimise the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of interest rate trends. To obtain this mix in a cost efficient manner, the Group primarily uses interest rate and cross currency swaps that have the effect of converting specific debt obligations of the Group from variable to fixed rate, or vice versa, as deemed appropriate.

Information relating to the Group's interest rate exposure is also disclosed in the notes to the financial statements on the Group's borrowings, investments, and bank balances, where applicable.

Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

Liquidity Risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

(w) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

2. OPERATING REVENUE

	GROUP 2004 S$ mil	GROUP 2003 S$ mil	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Mobile communications	4,531.7	3,444.5	–	–
National telephone	2,534.0	1,937.2	576.1	609.6
Data and internet	2,056.0	1,894.7	974.1	1,009.5
International telephone	1,065.8	1,167.1	697.2	836.9
Information technology and engineering	643.2	648.4	–	–
Postal services	–	347.9	–	–
Sale of equipment	503.8	339.8	1.7	1.5
C1 defence contract	291.3	27.6	–	–
Cable television	175.5	148.6	–	–
Paging and aeronautical services	83.4	110.0	59.2	70.5
Directory advertising	16.8	71.4	–	–
Satellite revenue	32.2	63.0	1.9	0.3
Others	61.0	58.5	48.6	58.5
	11,994.7	10,258.7	2,358.8	2,586.8

3. OPERATING EXPENSES

	GROUP 2004 S$ mil	GROUP 2003 S$ mil	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Traffic expenses	2,203.6	1,951.0	483.0	540.5
Selling and administrative costs	2,253.0	1,948.2	298.7	341.7
Staff costs	1,505.2	1,329.3	292.3	288.3
Cost of sales	1,573.3	1,096.7	23.2	30.7
Repair and maintenance	281.4	265.4	66.4	55.6
Recoveries	(48.2)	(28.4)	(63.5)	(65.3)
	7,768.3	6,562.2	1,100.1	1,191.5
Staff costs included the following:				
Contributions to defined contribution plans	129.9	132.2	36.4	43.1
Performance shares expense	21.1	–	10.5	–
Termination benefits	4.9	–	3.3	–
Recoveries from entities of the Group	–	–	(39.0)	(43.0)

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Number of staff employed as at 31 March	19,081	21,716	5,662	5,784

3. OPERATING EXPENSES (cont'd)

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Operating expenses included the following:				
Directors' remuneration [1]	3.0	2.2	3.0	2.2
Auditors' remuneration				
– PwC Singapore [2]	0.6	0.6	0.2	0.2
– PwC Australia	0.6	0.6	–	–
– other auditors [3]	0.2	0.4	–	–
Non-audit fees paid to				
– PwC Singapore [4]	0.8	0.7	0.3	0.2
– PwC Australia [5]	1.0	2.7	–	–
– other auditors [3]	0.1	0.1	–	–
Bad trade debts written off	0.4	0.5	–	0.4
Allowance for doubtful debts				
– trade debtors	126.5	142.0	23.5	36.4
– non-trade debtors	–	1.7	–	–
Allowance/(Writeback of allowance) for inventory obsolescence	21.3	16.0	0.3	(0.2)
Provision for liquidated damages and warranties	2.4	0.4	–	–
Research and development expenses written off	0.5	0.7	0.1	0.1
Property rental expenses (for operating leases)	123.7	101.7	5.6	6.1

Notes:

(1) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,405,424 ordinary shares of S$0.15 each in Singapore Telecommunications Limited pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance criteria being met and other terms and conditions.

(2) PricewaterhouseCoopers ("PwC") Singapore, auditors of the Company.

(3) Includes other PwC firms outside Singapore and Australia.

(4) The current year's non-audit fees of the Group and Company excluded S$0.2 million (2003: nil) paid to PwC Singapore which has been recovered by the Company from third parties but included underprovision in respect of prior financial year of S$0.2 million and S$0.1 million (2003: nil) for the Group and the Company respectively. The prior year's non-audit fees incurred by the Group and Company excluded S$0.5 million relating to independent accountant services in respect of the Initial Public Offering of SingPost which has been adjusted against the gain on disposal in the current financial year.

(5) The prior year's non-audit fees included S$1.4 million paid to PwC Consulting in Australia, but excluded another S$0.6 million for services rendered by PwC Consulting which has been capitalised. PwC Consulting was acquired by IBM in October 2002.

4. OTHER INCOME

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Rental income	12.4	28.2	29.7	35.0
Net (loss)/profit on disposal of property, plant and equipment	(6.7)	6.6	(3.1)	3.6
Net exchange gain/(loss) (trade related)	7.3	(23.4)	(0.2)	(5.7)
Others	48.7	34.8	44.6	46.2
	61.7	46.2	71.0	79.1

5. DEPRECIATION AND OTHER AMORTISATION

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Depreciation of property, plant and equipment	1,846.5	1,729.8	392.3	373.5
Amortisation of intangibles	33.4	46.1	0.3	0.3
Amortisation of sales and leaseback income	(23.8)	(20.7)	(1.1)	(1.1)
Other amortisation	19.1	8.0	–	–
	1,875.2	1,763.2	391.5	372.7

6. EXCEPTIONAL ITEMS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Exceptional gains				
Gain on divestment of subsidiary company	546.9	–	697.2	–
Gain on disposal of Yellow Pages directory assets and businesses	160.2	–	–	–
Recognition of IRU termination gains	–	227.7	–	–
Writeback of impairment charge on non-current investments	–	69.3	1.7	2.5
Gain on sale/liquidation of non-current investments [2]	2,226.4	15.7	1,689.5	30.6
Recovery of investment in non-current investments previously written off	1.7	10.9	–	–
Gain on disposal of business units	–	2.8	–	–
	2,935.2	326.4	2,388.4	33.1
Exceptional losses				
Settlement of Dingo Blue legal suit	(26.6)	–	–	–
Impairment of property, plant and equipment	(290.1)	(856.9)	(29.0)	(12.7)
Adjustment to goodwill on acquisition of subsidiary company [3]	–	(208.7)	–	–
Impairment of non-current investments	(72.1)	(84.8)	(358.7)	(236.4)
Loss on sale/liquidation of non-current investments	(0.2)	(52.0)	(3.2)	(57.2)
Write off of non-current investments	–	(47.5)	–	(42.7)
Impairment of goodwill previously taken to reserves	–	(47.3)	–	–
Allowance for international settlement differences	–	(43.9)	–	–
Loss on deemed disposal of non-current investments	–	(3.1)	–	–
Write off of shareholders' loan to a subsidiary company	–	–	–	(186.7)
Others	(5.5)	(9.6)	(1.8)	(1.0)
	(394.5)	(1,353.8)	(392.7)	(536.7)
	2,540.7	(1,027.4)	1,995.7	(503.6)

Notes:

(1) Non-current investments referred to above comprise investments in subsidiary, associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

(2) Under SAS 22, the Group gain on sale of non-current investments would have been S$1,332.6 million. The Company's gain on sale of non-current investments included dividend income of S$1,578.8 million (2003: nil) from a subsidiary company arising from the sale of a non-current investment.

(3) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of a corresponding deferred tax asset on the pre-acquisition tax losses and other temporary differences of SingTel Optus Pty Limited ("SingTel Optus") and its subsidiary companies ("SingTel Optus Group") in accordance with FRS 12 and FRS 22 (see **Note 10** to the financial statements).

7. ASSOCIATED AND JOINT VENTURE COMPANIES

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Share of ordinary results of				
– associated companies	1,424.3	765.3	–	–
– joint venture companies	20.0	9.3	–	–
	1,444.3	774.6	–	–
Share of exceptional items of				
– associated companies	(324.5)	214.5	–	–
– joint venture companies	–	42.7	–	–
	(324.5)	257.2	–	–
Amortisation of goodwill arising from acquisition of				
– associated companies	(89.6)	(77.2)	–	–
– joint venture companies	(0.1)	–	–	–
	(89.7)	(77.2)	–	–
	1,030.1	954.6	–	–

	GROUP		COMPANY	
Share of exceptional items – (losses)/gains	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Associated companies				
Gains on disposal of subsidiary and associated companies	–	247.9	–	–
Refund of notional interest on licence fee	8.2	–	–	–
Writeback of provisions made in prior years	–	22.8	–	–
Additional pension charge on transfer of pension liability to Belgian Government	(248.8)	–	–	–
Impairment charge of property, plant and equipment	(42.2)	(26.7)	–	–
Effects of Punjab licence expensed	(23.0)	–	–	–
Impairment of non-current investments	(13.0)	(23.9)	–	–
Network migration costs	–	(5.6)	–	–
Others	(5.7)	–	–	–
	(324.5)	214.5	–	–
Joint venture companies				
Share of prior years' results upon re-instatement of equity accounting	–	42.7	–	–
	(324.5)	257.2	–	–

8. INTEREST AND INVESTMENT INCOME

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Interest income from				
– subsidiary companies	–	–	93.5	90.5
– associated and joint venture companies	1.7	2.8	–	0.3
– others	41.2	26.3	9.4	10.2
	42.9	29.1	102.9	101.0
Amortisation of discount on bonds	–	0.2	–	0.2
Gross dividends from				
– subsidiary companies	–	–	11.2	675.0
– associated and joint venture companies	–	–	51.2	6.8
– other investments	10.8	7.2	2.0	2.9
Net loss on sale of short term investments	(12.7)	(46.5)	–	–
Writeback of diminution/(Diminution) in value of short term investments	28.7	(8.4)	–	–
Related net exchange gain/(loss)	25.8	25.5	49.8	(32.2)
Exchange gain on short term loans granted to a subsidiary	222.4	–	–	–
Others	(6.7)	0.3	–	–
	311.2	7.4	217.1	753.7

9. INTEREST ON BORROWINGS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Interest expense incurred on				
– bonds	539.5	522.1	380.5	376.6
– bank loans	51.4	88.0	–	–
– interest rate hedging contracts	(128.9)	(104.5)	(161.1)	(135.7)
– others	26.3	52.0	1.4	1.1
Premium on bonds repurchased	16.5	–	–	–
Amortisation of bonds and related costs	7.1	7.2	3.9	3.9
	511.9	564.8	224.7	245.9
Less: amounts capitalised in balance sheet	(25.2)	(30.4)	–	–
Less: waiver of interest	(10.3)	–	–	–
	476.4	534.4	224.7	245.9

The interest rate applicable to the capitalised borrowings is 6.5% (2003: 6.0%).

10. TAXATION

(a) Tax expense

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current income tax				
– Singapore	305.0	417.1	211.3	367.8
– Overseas	190.1	17.5	2.0	1.1
	495.1	434.6	213.3	368.9
Deferred income tax	213.0	(35.4)	(44.6)	(63.5)
Tax on current financial year's profits	708.1	399.2	168.7	305.4
Tax credit arising from Australian tax consolidation legislation [1]	(31.1)	(325.3)	–	–
Recognition of deferred tax assets on pre-acquisition tax losses and other temporary difference of a subsidiary company [2]	–	(208.7)	–	–
Adjustments in respect of prior years:				
Current income tax				
– change in corporate tax rate and tax rebates	–	(49.6)	–	(34.5)
– (over)/underprovision	(1.8)	0.1	–	–
	(1.8)	(49.5)	–	(34.5)
Deferred income tax				
– change in corporate tax rate	(51.9)	(73.3)	(42.0)	(54.6)
– underprovision	11.4	2.6	–	–
	(40.5)	(70.7)	(42.0)	(54.6)
	(42.3)	(120.2)	(42.0)	(89.1)
Share of taxes of associated and joint venture companies				
– ordinary activities	439.3	280.6	–	–
– exceptional items	(101.1)	28.8	–	–
	338.2	309.4	–	–
	972.9	54.4	126.7	216.3

Notes:

(1) The tax credit arose from an increase in the tax base of depreciable assets of SingTel Optus Group as a result of the enactment of the tax consolidation legislation in Australia.

(2) Goodwill on acquisition of SingTel Optus Group has been correspondingly reduced (see **Note 6** to the financial statements).

10. TAXATION (cont'd)

(a) Tax expense (cont'd)

The tax expense on the profits differs from the amount that would arise using the Singapore standard rate of income tax due to the following:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Profit before tax	5,589.8	1,161.1	3,263.3	1,442.9
Less: share of results of associated and joint venture companies	(1,119.8)	(1,031.8)	–	–
	4,470.0	129.3	3,263.3	1,442.9
Tax calculated at a tax rate of 20% (2003: 22%)	894.0	28.4	652.7	317.4
Expenses not deductible for tax purposes	170.6	313.0	87.0	87.8
Effect of different tax rates in other countries	356.6	170.3	1.7	1.0
Income not subject to tax	(708.9)	(145.5)	(566.9)	(99.6)
Tax losses not recognised	5.9	14.2	–	–
Utilisation of previously unrecognised tax losses	(2.2)	(0.8)	–	–
Others	(7.9)	19.6	(5.8)	(1.2)
Tax on current financial year's profits	708.1	399.2	168.7	305.4

The Group's 30.2% (2003: 30.0%) effective tax rate on its share of results of associated and joint venture companies arose from the following factors:

- associated and joint venture companies operate in higher tax jurisdictions than that of the Company, with corporate tax rates ranging from 25.0% to 35.9% (2003: 30.0% to 34.0%);

- share of results of associated and joint venture companies included share of losses amounting to S$52.9 million (2003: S$91.0 million) for which no deferred tax benefit has been recognised; and

- partially offset by non-taxable income.

(b) Movements in provision for current tax

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Balance as at 1 April	477.9	599.7	264.3	418.4
Acquisition of subsidiary company	–	0.3	–	–
Divestment of subsidiary company	(39.6)	–	–	–
Current financial year's tax expense on profit	495.1	434.6	213.3	368.9
Adjustments in respect of prior years	(1.8)	(49.5)	–	(34.5)
Transfer from/(to) deferred tax	0.1	(38.9)	–	(46.0)
Income tax paid	(417.9)	(460.7)	(240.8)	(442.5)
Others	7.6	(7.6)	–	–
Balance as at 31 March	521.4	477.9	236.8	264.3

10. TAXATION (cont'd)

(c) Deferred taxes

The movement in the Group's and Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Group – 2004 Deferred tax liabilities	Accelerated tax depreciation S$ mil	Unrealised trade exchange gain S$ mil	Offshore interest and dividend not remitted S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2003	572.1	1.9	51.0	22.4	647.4
Divestment of subsidiary company	(31.0)	–	–	–	(31.0)
Credited to income statement	(91.3)	(1.8)	(3.7)	(2.2)	(99.0)
Transfer to current tax	–	–	–	(0.1)	(0.1)
Balance as at 31 March 2004	449.8	0.1	47.3	20.1	517.3

Group – 2004 Deferred tax assets	Provisions S$ mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ mil	Tax losses and unutilised capital allowances S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2003	(162.0)	(235.4)	(506.6)	(93.8)	(997.8)
Divestment of subsidiary company	(0.1)	–	–	0.4	0.3
Charged/(Credited) to income statement	26.9	(106.5)	266.8	53.2	240.4
Translation adjustments	(25.0)	(50.4)	(86.1)	(12.9)	(174.4)
Balance as at 31 March 2004	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)

Group – 2003 Deferred tax liabilities	Accelerated tax depreciation S$ mil	Unrealised trade exchange gain S$ mil	Offshore interest and dividend not remitted S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2002	671.6	2.4	102.4	26.2	802.6
Acquisition of subsidiary company	–	–	–	0.1	0.1
Adjustment to opening deferred tax of subsidiary company acquired in prior year	(1.6)	–	–	–	(1.6)
Credited to income statement arising from Australian tax consolidation legislation	(325.3)	–	–	–	(325.3)
Reclassified as deferred tax assets	235.4	–	–	–	235.4
Credited to income statement	(53.7)	(0.5)	(51.4)	(3.9)	(109.5)
Transfer from current tax	38.9	–	–	–	38.9
Translation adjustments	6.8	–	–	–	6.8
Balance as at 31 March 2003	572.1	1.9	51.0	22.4	647.4

10. TAXATION (cont'd)

(c) Deferred taxes (cont'd)

Group – 2003 Deferred tax assets	Provisions S$ mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ mil	Tax losses and unutilised capital allowances S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2002	(148.1)	–	(290.8)	(46.1)	(485.0)
Adjustment to opening deferred tax of subsidiary acquired in prior year	6.1	–	(173.9)	(39.3)	(207.1)
(Credited)/Charged to income statement	(9.2)	–	11.0	1.6	3.4
Transfer from current tax	–	(235.4)	–	–	(235.4)
Translation adjustments	(10.8)	–	(52.9)	(10.0)	(73.7)
Balance as at 31 March 2003	(162.0)	(235.4)	(506.6)	(93.8)	(997.8)

Notes:
(1) TWDV – Tax written down value
(2) NBV – Net book value

Company – 2004 Deferred tax liabilities	Accelerated tax depreciation S$ mil	Unrealised trade exchange gain S$ mil	Interest and dividend accrued S$ mil	Offshore interest and dividend not remitted S$ mil	Total S$ mil
Balance as at 1 April 2003	434.9	1.8	0.3	49.9	486.9
Credited to income statement	(77.9)	(1.8)	(0.2)	(4.5)	(84.4)
Balance as at 31 March 2004	357.0	–	0.1	45.4	402.5

Company – 2004 Deferred tax assets	Provision S$ mil	Deferred sale and leaseback income S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2003	(19.8)	(2.7)	(1.8)	(24.3)
(Credited)/charged to income statement	(2.3)	0.5	(0.5)	(2.3)
Balance as at 31 March 2004	(22.1)	(2.2)	(2.3)	(26.6)

Company – 2003 Deferred tax liabilities	Accelerated tax depreciation S$ mil	Unrealised trade exchange gain S$ mil	Interest and dividend accrued S$ mil	Offshore interest and dividend not remitted S$ mil	Total S$ mil
Balance as at 1 April 2002	449.1	2.3	1.7	101.6	554.7
Credited to income statement	(60.2)	(0.5)	(1.4)	(51.7)	(113.8)
Transfer from current tax	46.0	–	–	–	46.0
Balance as at 31 March 2003	434.9	1.8	0.3	49.9	486.9

10. TAXATION (cont'd)

(c) Deferred taxes (cont'd)

Company – 2003 *Deferred tax assets*	Provision S$ mil	Deferred sale and leaseback income S$ mil	Others S$ mil	Total S$ mil
Balance as at 1 April 2002	(14.0)	(3.3)	(2.7)	(20.0)
(Credited)/charged to income statement	(5.8)	0.6	0.9	(4.3)
Balance as at 31 March 2003	(19.8)	(2.7)	(1.8)	(24.3)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Deferred tax assets	(893.8)	(953.4)	–	–
Deferred tax liabilities	479.6	603.0	375.9	462.6
	(414.2)	(350.4)	375.9	462.6

The amounts shown in the balance sheets included the following:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Deferred tax assets to be recovered after more than 12 months	(568.3)	(744.8)	–	–
Deferred tax liabilities to be settled after more than 12 months	396.6	531.4	304.1	401.9

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2004, the Group has estimated unutilised tax losses of approximately S$2.91 billion (2003: S$2.69 billion), comprising S$2.86 billion (2003: S$2.63 billion) from the SingTel Optus Group, and unutilised wear and tear allowances of approximately S$0.4 million (2003: S$1.2 million). These unutilised tax losses and wear and tear allowances are available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates. The deferred tax benefits arising from S$1.82 billion (2003: S$1.01 billion) of unutilised tax losses and wear and tear allowances have not been recognised in the financial statements as at 31 March 2004.

11. NET PROFIT (BEFORE GOODWILL AND EXCEPTIONALS)

	GROUP 2004 S$ mil	GROUP 2003 S$ mil
Profit attributable to shareholders	4,484.8	1,400.5
Adjustments for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	565.7	555.6
– associated and joint venture companies	89.7	77.2
Exceptional items	(2,540.7)	1,027.4
Minority interest on exceptional items and tax	179.7	(236.7)
Exceptional tax credits	(83.0)	(448.2)
Taxes associated with Belgacom's disposal	156.0	–
Tax credit on recognition of deferred tax assets on pre-acquisition tax losses and other temporary differences of SingTel Optus Group	–	(208.7)
Net profit (before goodwill and exceptionals)	2,852.2	2,167.1

12. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	GROUP 2004 S$ mil	GROUP 2003 S$ mil
Profit before tax	5,589.8	1,161.1
Adjustments for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	565.7	555.6
– associated and joint venture companies	89.7	77.2
Depreciation and other amortisation	1,875.2	1,763.2
Exceptional items	(2,540.7)	1,027.4
Interest and investment income	(311.2)	(7.4)
Interest on borrowings	476.4	534.4
EBITDA	5,744.9	5,111.5

13. EARNINGS PER SHARE

	GROUP 2004 '000	GROUP 2003 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	17,829,570	17,825,827
Dilutive effect of share options	18,547	319
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,848,117	17,826,146

Basic earnings per share (before goodwill and exceptionals) is calculated by dividing the Group's profit attributable to shareholders before goodwill and exceptionals by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue has been adjusted for the effects of all dilutive potential ordinary shares arising from the share options granted by the Company.

14. RELATED PARTY TRANSACTIONS

During the financial year, the Group has no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	GROUP	
	2004 S$ mil	2003 S$ mil
Telecommunication services rendered	199.6	157.7
Postal services rendered	–	13.8
Rental and maintenance services rendered	28.8	11.8
Information technology services rendered	2.1	5.7
Transmission capacity purchased	154.8	106.5
Telecommunication charges incurred	65.1	62.6
Postal charges incurred	20.8	–
Utility charges incurred	42.8	47.6
Network termination charges incurred	53.7	34.1

All these transactions were at normal commercial terms and conditions and at market rates.

15. CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Fixed deposits	2,166.9	634.8	972.3	439.0
Cash and bank balances	995.0	314.6	880.6	50.4
	3,161.9	949.4	1,852.9	489.4

The fixed deposits of the Group and Company placed with financial institutions mature within 11 months (2003: 5 months) and 3 months (2003: 3 months) respectively from the financial year end.

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 0.7% (2003: 0.8%) and 0.6% (2003: 0.7%) per annum respectively.

16. SHORT TERM INVESTMENTS

(a) Investments at carrying value

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
At cost				
Quoted equity investments	3.2	49.0	–	–
Other quoted investments	451.8	66.3	5.0	5.0
Other unquoted investments	11.4	27.0	–	15.0
	466.4	142.3	5.0	20.0
Less: diminution in value	(5.7)	(34.4)	–	–
Total short term investments	460.7	107.9	5.0	20.0

16. SHORT TERM INVESTMENTS (cont'd)

(b) Investments at market value

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Quoted equity investments	2.4	17.8	–	–
Other quoted investments	456.3	72.9	5.0	5.2
	458.7	90.7	5.0	5.2

The weighted average effective interest rates of the non-equity short term investments of the Group and Company at the end of the financial year are 2.7% and 4.1% (2003: 5.1% and 5.2%) respectively.

17. TRADE AND OTHER DEBTORS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Trade debtors	1,833.1	1,889.6	432.7	518.0
Less: allowance for doubtful trade debts	(381.2)	(376.1)	(140.1)	(135.6)
	1,451.9	1,513.5	292.6	382.4
Other debtors	100.6	149.9	19.2	57.6
Less: allowance for doubtful non-trade debts	(22.4)	(26.0)	–	–
	78.2	123.9	19.2	57.6
Due from subsidiary companies				
– associated with Belgacom's sale [1]	–	–	1,740.7	–
– shareholders' loans	–	–	378.8	133.1
– trade	–	–	46.7	56.2
– non-trade	–	–	238.9	455.0
Less: allowance for doubtful receivables	–	–	(10.0)	(1.0)
	–	–	2,395.1	643.3
Due from associated and joint venture companies (non-trade)				
– associated with Belgacom's sale [1]	2,468.8	–	–	–
– others	13.1	77.0	2.1	0.8
	2,481.9	77.0	2.1	0.8
Revaluation of hedging instruments	240.3	284.5	240.3	146.3
Interest receivable	123.9	146.6	92.2	115.5
Prepayments	92.8	97.8	6.7	11.6
Deposits	15.1	20.1	7.5	9.8
Staff loans	1.3	1.4	0.6	0.8
	4,485.4	2,264.8	3,056.3	1,368.1

Note:
(1) Relates to the sale proceeds receivable from the Group's disposal of its associated company, Belgacom S.A..

The non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

The shareholders' loans to subsidiary companies are unsecured and repayable on demand. The balance as at 31 March 2004 included S$378.8 million (2003: S$20.0 million) which is interest-bearing. The effective interest rates of the shareholders' loans at the balance sheet date are 1.1% to 7.0% (2003: 1.4%) per annum.

18. INVENTORIES

	GROUP 2004 S$ mil	GROUP 2003 S$ mil	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Maintenance and capital works inventories	146.3	121.9	9.6	14.3
Work-in-progress (C1 satellite)	–	201.1	–	–
Work-in-progress (information systems projects)	46.6	62.4	–	–
Equipment held for resale	59.9	48.8	–	–
Directories in process of publication	–	5.5	–	–
	252.8	439.7	9.6	14.3
Less: allowance for inventory obsolescence	(83.6)	(56.3)	(2.6)	(3.8)
	169.2	383.4	7.0	10.5

19. PROPERTY, PLANT AND EQUIPMENT

Group – 2004	Freehold land S$ mil	Leasehold land S$ mil	Buildings S$ mil	Transmission plant and equipment S$ mil	Switching equipment S$ mil	Postal equipment S$ mil	Other fixed assets S$ mil	Capital work-in-progress S$ mil	Total S$ mil
Cost									
Balance as at 1 April 2003	18.6	602.4	1,231.0	10,753.8	2,567.4	97.5	2,653.4	1,478.8	19,402.9
Additions (net of rebates)	–	–	1.6	(44.4)	96.0	–	76.4	1,094.2	1,223.8
Disposals/Write-offs	–	(0.1)	(2.1)	(190.2)	(149.6)	–	(64.4)	–	(406.4)
Disposal of directory assets and business	–	–	(34.6)	–	–	–	(25.7)	–	(60.3)
Divestment of subsidiary company	–	(129.5)	(404.0)	–	–	(97.5)	(124.8)	(10.2)	(766.0)
Reclassification/Adjustments	0.1	–	11.3	1,782.5	111.4	–	132.2	(2,037.3)	0.2
Translation adjustments	3.3	(0.9)	18.5	802.0	172.4	–	273.3	108.0	1,376.6
Balance as at 31 March 2004	22.0	471.9	821.7	13,103.7	2,797.6	–	2,920.4	633.5	20,770.8
Accumulated depreciation									
Balance as at 1 April 2003	–	67.5	269.0	2,871.5	1,242.2	42.0	1,328.6	–	5,820.8
Depreciation charge for the financial year	–	5.4	25.9	1,042.1	274.2	–	498.9	–	1,846.5
Disposal/Write-offs	–	(0.1)	(0.2)	(143.2)	(86.3)	–	(42.3)	–	(272.1)
Disposal of directory assets and business	–	–	(6.2)	–	–	–	(20.5)	–	(26.7)
Divestment of subsidiary company	–	(14.5)	(58.7)	–	–	(42.0)	(70.1)	–	(185.3)
Reclassifications/Adjustments	–	–	0.1	2.9	1.6	–	(4.3)	–	0.3
Translation adjustments	–	(0.1)	3.5	187.9	37.5	–	115.7	–	344.5
Balance as at 31 March 2004	–	58.2	233.4	3,961.2	1,469.2	–	1,806.0	–	7,528.0
Accumulated impairment									
Balance as at 1 April 2003	–	–	–	847.7	6.1	–	3.1	–	856.9
Impairment charge for the financial year	–	2.6	26.4	261.1	–	–	–	–	290.1
Translation adjustments	–	–	–	(42.1)	–	–	–	–	(42.1)
Balance as at 31 March 2004	–	2.6	26.4	1,066.7	6.1	–	3.1	–	1,104.9
Net book value as at 31 March 2004	22.0	411.1	561.9	8,075.8	1,322.3	–	1,111.3	633.5	12,137.9

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Group – 2003	Freehold land S$ mil	Leasehold land S$ mil	Buildings S$ mil	Transmission plant and equipment S$ mil	Switching equipment S$ mil	Postal equipment S$ mil	Other fixed assets S$ mil	Capital work-in-progress S$ mil	Total S$ mil
Cost									
Balance as at 1 April 2002	17.6	604.8	1,276.0	9,481.9	2,443.3	97.4	2,217.8	1,568.8	17,707.6
Arising from acquisition of subsidiary company	–	–	0.1	–	–	–	1.8	–	1.9
Additions (net of rebates)	–	–	5.2	104.5	96.0	0.1	83.8	1,303.6	1,593.2
Disposals/Write-offs	(0.3)	(2.4)	(3.2)	(51.1)	(157.8)	–	(93.8)	(0.5)	(309.1)
Reclassifications/Adjustments	–	1.0	(58.8)	1,038.2	118.6	–	352.0	(1,455.4)	(4.4)
Translation adjustments	1.3	(1.0)	11.7	180.3	67.3	–	91.8	62.3	413.7
Balance as at 31 March 2003	18.6	602.4	1,231.0	10,753.8	2,567.4	97.5	2,653.4	1,478.8	19,402.9
Accumulated depreciation									
Balance as at 1 April 2002	–	60.3	223.2	1,940.2	1,029.1	32.3	890.6	–	4,175.7
Depreciation charge for the financial year	–	7.2	46.3	899.7	287.6	9.7	479.3	–	1,729.8
Disposals/Write-offs	–	–	(1.2)	(24.0)	(65.5)	–	(73.8)	–	(164.5)
Reclassifications/Adjustments	–	–	(0.4)	–	(21.9)	–	–	–	(22.3)
Translation adjustments	–	*	1.1	55.6	12.9	–	32.5	–	102.1
Balance as at 31 March 2003	–	67.5	269.0	2,871.5	1,242.2	42.0	1,328.6	–	5,820.8
Accumulated impairment									
Impairment charge for the financial year/Balance as at 31 March 2003	–	–	–	847.7	6.1	–	3.1	–	856.9
Net book value as at 31 March 2003	18.6	534.9	962.0	7,034.6	1,319.1	55.5	1,321.7	1,478.8	12,725.2

* denotes amount of less than S$50,000.

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company – 2004	Freehold land S$ mil	Leasehold land S$ mil	Buildings S$ mil	Transmission plant and equipment S$ mil	Switching equipment S$ mil	Other fixed assets S$ mil	Capital work-in-progress S$ mil	Total S$ mil
Cost								
Balance as at 1 April 2003	2.1	450.3	626.5	2,777.4	1,029.4	849.8	92.0	5,827.5
Additions	–	–	0.3	108.9	26.5	28.8	78.0	242.5
Disposals/Write-offs	–	(0.1)	(0.5)	(142.6)	(15.6)	(23.8)	–	(182.6)
Reclassifications/Adjustments	–	–	–	21.5	13.2	21.1	(55.8)	–
Balance as at 31 March 2004	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Accumulated depreciation								
Balance as at 1 April 2003	–	46.8	163.8	1,402.6	639.8	567.8	–	2,820.8
Depreciation charge for the financial year	–	4.7	16.5	193.0	94.1	84.0	–	392.3
Disposals/Write-offs	–	(0.1)	(0.1)	(131.2)	(9.1)	(23.7)	–	(164.2)
Reclassifications/Adjustments	–	–	–	–	2.2	(2.2)	–	–
Balance as at 31 March 2004	–	51.4	180.2	1,464.4	727.0	625.9	–	3,048.9
Accumulated impairment								
Balance as at 1 April 2003	–	–	–	9.7	–	3.0	–	12.7
Impairment charge for the financial year	–	2.6	26.4	–	–	–	–	29.0
Balance as at 31 March 2004	–	2.6	26.4	9.7	–	3.0	–	41.7
Net book value as at 31 March 2004	2.1	396.2	419.7	1,291.1	326.5	247.0	114.2	2,796.8

Company – 2003	Freehold land S$ mil	Leasehold land S$ mil	Buildings S$ mil	Transmission plant and equipment S$ mil	Switching equipment S$ mil	Other fixed assets S$ mil	Capital work-in-progress S$ mil	Total S$ mil
Cost								
Balance as at 1 April 2002	2.3	431.6	619.6	2,580.6	1,048.1	761.6	174.9	5,618.7
Additions	–	18.7	6.8	190.8	21.4	53.1	73.0	363.8
Disposals/Write-offs	(0.2)	–	(3.2)	(47.4)	(67.9)	(36.3)	–	(155.0)
Reclassifications/Adjustments	–	–	3.3	53.4	27.8	71.4	(155.9)	–
Balance as at 31 March 2003	2.1	450.3	626.5	2,777.4	1,029.4	849.8	92.0	5,827.5
Accumulated depreciation								
Balance as at 1 April 2002	–	42.3	148.8	1,263.3	599.9	515.2	–	2,569.5
Depreciation charge for the financial year	–	4.5	16.6	165.3	99.4	87.7	–	373.5
Disposals/Write-offs	–	–	(1.6)	(26.0)	(59.5)	(35.1)	–	(122.2)
Balance as at 31 March 2003	–	46.8	163.8	1,402.6	639.8	567.8	–	2,820.8
Accumulated impairment								
Impairment charge for the financial year/Balance as at 31 March 2003	–	–	–	9.7	–	3.0	–	12.7
Net book value as at 31 March 2003	2.1	403.5	462.7	1,365.1	389.6	279.0	92.0	2,994.0

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

An impairment charge of S$261.1 million (US$156 million) on the C2C network has been made in the current financial year. This asset impairment charge was determined based on the present value of estimated future cash flows expected from the continuing use of the C2C network until the end of the its useful economic life, and on the basis of the proposed debt restructuring as mentioned in **Note 30** to the financial statements.

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Property, plant and equipment included the following :				
Net book value of property, plant and equipment				
– sold and leased back	373.2	433.3	87.7	115.8
– under finance lease	56.8	163.5	–	–
– held for generating operating lease income	146.0	527.0	–	–
– pledged to a syndicate of banks for banking facilities as disclosed in **Note 30**	1,671.6	2,352.0	–	–
Interest charges capitalised during the year	6.0	16.8	–	–
Staff costs capitalised during the year	137.1	121.6	9.4	8.5

20. GOODWILL ON CONSOLIDATION

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Unamortised goodwill as at 1 April	10,294.9	11,044.8	–	–
Goodwill arising on acquisition of subsidiary company	6.1	14.7	–	–
Reduction in goodwill recorded in prior years	–	(209.3)	–	–
Amortisation for the financial year	(565.7)	(555.6)	–	–
Translation adjustments	0.9	0.3	–	–
Unamortised goodwill as at 31 March	9,736.2	10,294.9	–	–
Gross goodwill arising from acquisition of subsidiary companies	11,193.0	11,184.7	–	–
Accumulated amortisation	(1,456.8)	(889.8)	–	–
Unamortised goodwill	9,736.2	10,294.9	–	–

21. INTANGIBLES

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Balance as at 1 April	521.4	525.1	4.6	4.9
Additions	24.9	16.6	–	–
Amortisation for the financial year	(33.4)	(46.1)	(0.3)	(0.3)
Disposals	–	(9.5)	–	–
Divestment of subsidiary company	(0.5)	–	–	–
Translation adjustments	80.5	35.3	–	–
Balance as at 31 March	592.9	521.4	4.3	4.6
Intangibles, at cost [1]	738.7	614.4	8.4	8.4
Accumulated amortisation	(145.8)	(93.0)	(4.1)	(3.8)
	592.9	521.4	4.3	4.6

Note:
(1) Intangibles comprise telecommunications licences, spectrum licences and program rights.

Included in additions of intangibles of the Group for the financial year is interest capitalised of S$19.2 million (2003: S$13.6 million).

22. SUBSIDIARY COMPANIES

	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Unquoted equity shares, at cost	15,391.2	15,684.3
Shareholders' loans	3,935.9	4,498.8
	19,327.1	20,183.1
Less: impairment losses	(479.5)	(150.8)
Less: allowance for doubtful shareholders' loans	(16.7)	(60.0)
	(496.2)	(210.8)
	18,830.9	19,972.3

The shareholders' loans are unsecured and not expected to be repaid within the next 12 months. S$3,822.0 million (2003: S$4,368.2 million) of the ending balance is interest-bearing. The effective interest rates of the shareholders' loans at the balance sheet date are 0.9% to 5.8% (2003: 1.1% to 7.0%) per annum.

	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Due to subsidiary companies – current (unsecured)		
– trade	20.8	25.3
– non-trade	290.7	440.6
	311.5	465.9

The current amounts due to subsidiary companies are repayable on demand.

	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
Due to subsidiary companies – non-current (unsecured)		
– non-trade	–	101.7

The non-current amounts due to subsidiary companies are not expected to be repaid within the next 12 months.

As at 31 March 2003, the total non-trade balance due to subsidiary companies included S$162.2 million which was interest-bearing with effective interest rates of 0.5% to 4.0% per annum.

The details of subsidiary companies are set out in **Note 43** to the financial statements.

23. ASSOCIATED COMPANIES

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Quoted equity shares, at cost	2,287.4	1,925.3	29.5	–
Unquoted equity shares, at cost	3,147.8	4,168.6	7.1	3.1
Shareholders' loans (unsecured)	1.7	1.8	–	–
	5,436.9	6,095.7	36.6	3.1
Goodwill on consolidation adjusted against shareholders' equity	(1,243.9)	(2,148.1)	–	–
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	725.5	979.9	–	–
Translation differences	(127.2)	(65.7)	–	–
	(645.6)	(1,233.9)	–	–
Less: impairment losses	(74.5)	(16.0)	–	–
	4,716.8	4,845.8	36.6	3.1

The market value of the above quoted equity shares of the Group and Company as at 31 March 2004 is S$5,888.5 million (2003: S$2,249.4 million) and S$459.4 million (2003: nil) respectively.

As at 31 March 2004, the unsecured shareholders' loan to an associated company is not expected to be repaid within the next 12 months. Interest at 1.0% above the Hong Kong prime rate is chargeable on the loan. The loan is also convertible into shares in the associated company. The effective interest rate of the convertible loan as at 31 March 2004 is 6.0% (2003: 6.0%) per annum.

The Group's investments in associated companies included the following amounts of goodwill in respect of acquisitions made with effect from 1 April 2001:

	GROUP	
	2004 S$ mil	2003 S$ mil
Unamortised goodwill as at 1 April	1,659.0	1,127.1
Goodwill arising on acquisition of associated companies	229.0	609.1
Goodwill released on disposal of associated companies	(86.8)	–
Amortisation for the financial year	(89.7)	(77.2)
Unamortised goodwill as at 31 March	1,711.5	1,659.0
Gross goodwill arising on acquisition of associated companies	1,889.5	1,754.4
Accumulated amortisation	(178.0)	(95.4)
Unamortised goodwill	1,711.5	1,659.0

The details of associated companies are set out in **Note 43** to the financial statements.

24. JOINT VENTURE COMPANIES

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Unquoted equity shares, at cost	124.0	203.6	55.1	109.2
Shareholders' loans (secured)	16.7	17.7	–	–
Shareholders' loans (unsecured)	134.6	150.9	103.2	120.2
	275.3	372.2	158.3	229.4
Goodwill on consolidation adjusted against shareholders' equity	(8.5)	(8.4)	–	–
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	67.3	26.4	–	–
Translation adjustments	(19.8)	(29.9)	–	–
	39.0	(11.9)	–	–
Less: impairment losses	–	(1.4)	–	(54.1)
Less: allowance for doubtful shareholders' loans	–	–	–	(4.5)
	–	(1.4)	–	(58.6)
	314.3	358.9	158.3	170.8

The shareholders' loans of S$16.7 million (2003: S$17.7 million) is secured over certain property, plant and equipment of a joint venture company.

The unsecured shareholders' loans included S$86.8 million (2003: S$89.3 million) of subordinated debts, denominated in United States dollars, to a 39.99% owned joint venture company, Southern Cross Cables Holdings Limited. These were acquired in connection with the SingTel Optus Group acquisition at S$22.2 million (2003: S$22.2 million) after taking into account pre-acquisition losses in the financial year ended 31 March 2002. This facility is available until 31 December 2006. The interest rate of the loans is LIBOR plus 0.75% per annum. The shareholders' loans are repayable after the bank loans of the joint venture company are fully repaid.

The balance of the shareholders' loans to joint venture companies are interest-free and are not expected to be repaid within the next 12 months.

The details of joint venture companies are set out in **Note 43** to the financial statements.

The Group's share of the operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are as follows:

	GROUP	
	2004 S$ mil	2003 S$ mil
Operating revenue	222.1	312.2
Net profit after taxation	6.2	28.9
Non-current assets	464.2	1,217.9
Current assets	834.8	332.3
Current liabilities	(693.7)	(765.2)
Non-current liabilities	(421.2)	(590.0)
Net assets	184.1	195.0

The Group's proportionate interest in joint venture companies' capital commitments is S$5.4 million (2003: S$19.4 million).

Interest in unincorporated joint ventures

SingTel Optus holds a 31.25% (2003: 31.25%) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia. In addition, it holds a 50.0% (2003: 50.0%) interest in a venture to provide satellite carriage services for pay television and other business which is planned to be terminated in the 2005 financial year.

The Group's interest in the assets employed by these unincorporated joint venture operations, namely property, plant and equipment amounting to S$56.1 million (2003: S$42.6 million), have been included in the assets of the Group.

25. LONG TERM INVESTMENTS

(a) Investments at carrying value

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Quoted equity investments	160.1	312.0	138.0	268.8
Other quoted investments	5.0	10.0	5.0	10.0
	165.1	322.0	143.0	278.8
Less: impairment losses	(140.1)	(213.5)	(134.9)	(208.3)
Total quoted investments	25.0	108.5	8.1	70.5
Unquoted equity investments	155.6	168.0	33.5	50.9
Other unquoted investments	10.7	11.2	10.0	10.0
	166.3	179.2	43.5	60.9
Less: impairment losses	(81.5)	(61.2)	–	–
Total unquoted investments	84.8	118.0	43.5	60.9
Total long term investments	109.8	226.5	51.6	131.4

(b) Investments at market value

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Quoted equity investments	106.6	146.5	9.4	66.3
Other quoted investments	5.3	10.6	5.3	10.6
	111.9	157.1	14.7	76.9

(c) Interest rate

The weighted average effective interest rate of interest-bearing non-equity investments in the Group and Company at the end of the financial year is 5.3% (2003: 5.0%) per annum.

26. OTHER NON-CURRENT ASSETS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Prepayments	37.6	35.3	23.7	23.6
Staff loans	1.5	3.1	1.1	1.7
Other receivables	39.2	0.5	7.3	–
	78.3	38.9	32.1	25.3

Staff loans are repayable with interest in equal monthly installments over periods of up to 8 years with an average interest rate of 5.5% (2003: 5.5%) per annum.

Included in staff loans are loans to directors of subsidiary companies of approximately S$20,000 (2003: S$0.1 million) for the Group and the Company.

27. TRADE AND OTHER CREDITORS

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Trade creditors	1,661.0	1,703.3	406.3	475.1
Revaluation of hedging instruments	607.2	124.4	351.2	124.4
Advance billings	498.5	759.1	126.4	131.3
Accruals	485.4	426.2	91.3	74.1
Interest payable	200.6	229.8	146.0	174.9
Deferred income	25.9	41.4	25.9	41.4
Customers' deposits	17.6	19.2	11.6	12.0
Collections on behalf of third parties	1.1	19.0	1.1	–
Due to associated and joint venture companies (trade)	29.8	14.9	21.8	11.6
Other creditors	161.8	117.3	73.1	108.1
	3,688.9	3,454.6	1,254.7	1,152.9

28. PROVISIONS

The provision relates to provision for liquidated damages and warranties. The movement is as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Balance as at 1 April	18.5	18.1	–	–
Provision for the financial year	2.4	0.4	–	–
Amount written off against provision	(2.7)	–	–	–
Balance as at 31 March	18.2	18.5	–	–

29. BORROWINGS (UNSECURED)

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current				
Bank loans	83.4	427.9	–	–
Non-current				
Bank loans	382.8	120.0	–	–
Bonds	8,242.3	8,826.1	6,279.3	6,438.0
Other loan	6.0	–	–	–
	8,631.1	8,946.1	6,279.3	6,438.0

(a) **Bank loans**

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current	83.4	427.9	–	–
Non-current	382.8	120.0	–	–
	466.2	547.9	–	–

29. BORROWINGS (UNSECURED) (cont'd)

(a) Bank loans (cont'd)

The bank loans included a A$2.00 billion facility comprising A$500.0 million (Tranche A) which matured on 5 May 2003 and A$1.5 billion (Tranche B) maturing on 6 May 2005. Tranche B had been reduced to A$500.0 million in September 2003.

Tranche A bore interest at Bank Bill Swap Bid Rate ("BBSY") plus interest margin and line fee. Interest is payable on Tranche B at BBSY plus interest margin and line fee. The interest margin and line fee vary in accordance with the Company's credit rating. As at 31 March 2004, Tranche B was drawn down to A$300.0 million (S$382.8 million). As at 31 March 2003, Tranche A was drawn down to A$300.0 million (S$319.6 million) and there was no draw down under Tranche B.

As at 31 March 2004, A$50.0 million (S$63.8 million) (2003: A$100.0 million) has been drawn down under Standby Cash Advance Facilities of A$100.0 million (S$127.6 million) (2003: A$200.0 million) maturing in October 2004 (2003: October 2003).

The above facilities are guaranteed by the Company.

As at 31 March 2003, the non-current bank loan of S$120.0 million was part of a S$150.0 million unsecured credit facility obtained by SingPost. The loan had a term of three years from 27 February 2003 and was payable in full at the maturity of that term. Interest was charged at a floating rate pegged to the Singapore dollars swap offer rate prevailing at each short term interest period plus a fixed margin.

(b) Bonds

Principal amount	Maturity	Fixed interest rate %	GROUP 2004 S$ mil	GROUP 2003 S$ mil	COMPANY 2004 S$ mil	COMPANY 2003 S$ mil
S$515 million [1] (2003: S$1,000 million)	2006	3.21	515.0	1,000.0	1,000.0	1,000.0
US$349.5 million	2006	5.88	585.0	617.0	585.0	617.0
US$350 million	2008	6.25	585.9	617.9	585.9	617.9
US$345 million [2]	2009	8.13	580.3	609.0	–	–
US$393.8 million [2]	2010	8.00	662.5	695.1	–	–
US$1,350 million [3]	2011	6.38	2,259.8	2,383.6	2,259.8	2,383.6
US$500 million [3]	2031	7.38	837.0	882.8	837.0	882.8
EUR400 million [2]	2007	6.00	822.4	764.4	–	–
EUR500 million [3]	2011	6.00	1,028.5	955.8	1,028.5	955.8
A$300 million [2]	2005	7.75	382.8	319.6	–	–
			8,259.2	8,845.2	6,296.2	6,457.1
Less: unamortised discount			(16.9)	(19.1)	(16.9)	(19.1)
			8,242.3	8,826.1	6,279.3	6,438.0

Notes:
(1) The bonds are listed on Singapore Exchange Securities Trading Limited. During the current financial year, the Group, through a subsidiary company, bought back S$485 million of its S$1,000 million bond.
(2) The bonds have been issued by SingTel Optus Group and are subject to a negative pledge that limits the amount of secured indebtness that certain subsidiary companies of SingTel Optus may enter into.
(3) The bonds are listed on Singapore Exchange Securities Trading Limited and Luxembourg Stock Exchange.

(c) Other loan

This loan relates to an interest bearing deposit received from a customer which will be repaid after all commitments have been satisfied (estimated to be in 2019).

29. BORROWINGS (UNSECURED) (cont'd)

(d) Maturity

Maturity of the non-current unsecured borrowings is as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Between one and two financial years	1,280.6	–	1,000.0	–
Between two and five financial years	1,990.9	2,819.9	1,168.5	1,615.9
Over five financial years	5,359.6	6,126.2	4,110.8	4,822.1
	8,631.1	8,946.1	6,279.3	6,438.0

(e) Interest rates

The weighted average effective interest rates at balance sheet date are as follows:

	GROUP		COMPANY	
	2004 %	2003 %	2004 %	2003 %
Bonds	6.3	6.3	5.9	5.9
Bank loans	5.7	4.2	–	–
Other loan	5.5	–	–	–

(f) Fair values

	CARRYING VALUE		FAIR VALUE	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Group				
Bonds	8,242.3	8,826.1	9,348.4	9,651.3
Bank loans	466.2	547.9	466.2	547.9
Other loan	6.0	–	6.0	–
Company				
Bonds	6,279.3	6,438.0	7,026.3	6,996.9

The fair values of the bonds are estimated based on independent market quotations. The carrying value of the bank loans and other loan approximate their fair value.

(g) Financial instruments related to borrowings

To hedge the risk arising from the fluctuations in currency exchange and interest rates, the Group and Company use a combination of interest rate and currency swaps. Details of the interest rate and currency swaps entered into by the Group and Company are as follows:

Group	2004	2003
Interest rate swaps		
Notional principal (S$ equivalent)	S$9,855.9 million	S$10,552.2 million
Fixed interest rates	0.9% to 6.8%	0.9% to 6.8%
Floating interest rates	2.6% to 3.5%	2.8% to 4.3%
Currency swaps		
Notional principal (S$ equivalent)	S$7,831.2 million	S$6,482.0 million
Fixed interest rates	3.9% to 7.9%	4.4% to 7.9%
Floating interest rates	2.1% to 7.1%	2.1% to 6.4%

29. BORROWINGS (UNSECURED) (cont'd)

(g) Financial instruments related to borrowings (cont'd)

Company	2004	2003
Interest rate swaps		
Notional principal (S$ equivalent)	S$6,792.8 million	S$6,944.6 million
Fixed interest rates	0.9% to 3.4%	0.9% to 3.4%
Floating interest rates	2.6% to 3.5%	2.8% to 4.3%
Currency swaps		
Notional principal (S$ equivalent)	S$5,519.1 million	S$4,552.4 million
Fixed interest rates	3.9% to 5.2%	4.4%
Floating interest rates	2.1% to 2.9%	2.1% to 2.3%

The interest rate swaps entered by the Group are repriced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are repriced every six months.

Included in the above are interest rate hedge contracts of S$382.8 million (2003: S$1.97 billion) and nil (2003: S$900.0 million) with hedge periods that commence after balance sheet date and match the anticipated debt levels of the Group and Company respectively.

The fair values of the interest rate and currency swaps are set out in **Note 36** to the financial statements.

30. BORROWINGS (SECURED)

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current				
Bank loans	1,012.6	274.6	–	–
Finance lease liabilities	56.5	65.7	–	–
	1,069.1	340.3	–	–
Non-current				
Bank loans	–	770.1	–	–
Finance lease liabilities	108.8	188.0	–	–
	108.8	958.1	–	–

(a) Bank loans

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current	1,012.6	274.6	–	–
Non-current	–	770.1	–	–
	1,012.6	1,044.7	–	–

C2C Pte Ltd, a 59.5% owned subsidiary company of the Group, obtained US$650.0 million of secured financing facilities from a syndicate of bankers ("Lenders") for the purpose of the construction and operation of the C2C submarine cable network. These comprised a US$610.0 million five-year amortising term loan and a US$40.0 million three-year revolving credit facility. The US$40.0 million three-year revolving credit facility was cancelled during the current financial year.

30. BORROWINGS (SECURED) (cont'd)

(a) Bank loans (cont'd)

The borrowings are secured on the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to US$1.05 billion (S$1.76 billion) (2003: US$1.39 billion) as at 31 March 2004.

All sales and purchases and other agreements entered into by the C2C Group are also assigned to the Lenders.

The interest rate of the secured financing liabilities at the end of the current and previous financial year is US$ LIBOR plus 1.5% per annum on all outstanding loans. The default interest rate on unpaid amounts is 2% above this rate.

In June 2003, the Lenders have informed C2C Group that an event of default under the financing facility has occurred and accordingly, the Lenders have converted the floating charge on the assets relating to the facility into a fixed charge. In addition, the outstanding balances under the secured financing facility including interest accrued, amounting to US$604.9 million (S$1,012.6 million) (2003: US$591.7 million) have been reclassified as current liabilities as at 31 March 2004.

C2C Pte Ltd and the Company are currently in discussions with the Lenders to restructure the secured financing facility and a Memorandum of Undertaking ("MOU") has been executed on 9 January 2004 between C2C Pte Ltd, the Lenders and the Company regarding the main commercial terms and conditions of the restructuring.

Under the MOU, amongst other things, the outstanding secured financing facility will be structured into 3 tranches as follows:

(a) the first tranche of approximately US$200 million (S$334.8 million) will be subject to a debt buy-back by C2C Group from the Lenders at a discount of 45% and retired ("Retired Debt").

(b) Tranche A of approximately US$200 million (S$334.8 million) which has a maturity period of 7 years.

(c) Tranche B comprises the balance with a maturity period of 12 years.

The security provided for the existing debt will continue to be security for Tranche A and B.

(b) Finance lease liabilities

The minimum lease payments under the finance lease liabilities are payable as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Not later than one financial year	64.5	81.0	–	–
Later than one but not later than five financial years	113.8	204.6	–	–
	178.3	285.6	–	–
Less: future finance charges	(13.0)	(31.9)		
	165.3	253.7	–	–
Representing lease liabilities:				
Current	56.5	65.7	–	–
Non-current	108.8	188.0	–	–
	165.3	253.7	–	–

Some of the lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

30. BORROWINGS (SECURED) (cont'd)

(c) Maturity

Maturity of non-current secured bank loans are as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Between one and two financial years	–	301.6	–	–
Between two and five financial years	–	468.5	–	–
	–	770.1	–	–

(d) Interest rates

The weighted average effective interest rates at balance sheet date are as follows:

	GROUP		COMPANY	
	2004 %	2003 %	2004 %	2003 %
Bank loans	3.2	2.8	–	–
Finance lease liabilities	6.5	7.0	–	–

(e) Fair values

	CARRYING VALUE		FAIR VALUE	
Group	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Bank loans	1,012.6	1,044.7	See note below	1,044.7
Finance lease liabilities	165.3	253.7	165.0	255.2

The fair values of the bank loans cannot be determined with sufficient reliability in view of the ongoing restructuring talks.

The fair values of the finance lease obligations are estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

31. DEFERRED INCOME

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Compensation payments				
Balance as at 1 April	1,348.0	1,685.0	1,348.0	1,685.0
Amount recognised as income during the financial year	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 March	1,011.0	1,348.0	1,011.0	1,348.0
Gain on sale and leaseback arrangement				
Balance as at 1 April	78.4	94.4	12.3	13.4
Amount recognised as income during the financial year	(23.8)	(20.7)	(1.1)	(1.1)
Translation adjustments	8.6	4.7	–	–
Balance as at 31 March	63.2	78.4	11.2	12.3
Total deferred income	1,074.2	1,426.4	1,022.2	1,360.3

The Infocommunications Development Authority of Singapore ("IDA") has made two payments to the Company to compensate for modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.50 billion in 1997 and S$859.0 million in 2000.

The Group and Company account for these payments as deferred income in the balance sheets, and recognise them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period was shortened.

Gain on sale and leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

32. SHARE CAPITAL

	GROUP and COMPANY 2004 S$ mil	2003 S$ mil
Authorised		
33,333,333,331 (2003: 33,333,333,331) ordinary shares of S$0.15 each	5,000.0	5,000.0
Issued and fully paid		
Ordinary shares of S$0.15 each ("Shares")		
Balance as at 1 April – 17,825,826,694 (2003: 17,825,826,694) Shares	2,673.9	2,673.9
Issue of 22,727,300 (2003: nil) Shares	3.4	–
Balance as at 31 March – 17,848,553,994 (2003: 17,825,826,694) Shares	2,677.3	2,673.9

See **Note 41** for information on proposal for capital reduction.

Issue of new shares

During the current financial year, the Company issued 22,727,300 ordinary shares of S$0.15 each upon the exercise of 22,727,300 share options at the exercise price of between S$1.36 and S$2.26 per share.

Outstanding share options

As at 31 March 2004, there were 208,095,225 (2003: 252,420,781) unissued ordinary shares of S$0.15 each of the Company under options granted pursuant to the 1999 Scheme at exercise price ranging from S$1.36 to S$3.03 (2003: S$1.36 to S$3.03) per share.

In addition to the above, as a result of the acquisition of SingTel Optus Group in the financial year ended 31 March 2002, the **Optus Executive Option Plan** was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holder ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option at the exercise price of A$3.70 per option. The number of share options under the Optus Executive Option Plan as at 31 March 2004 is 4,193,200 (2003: 4,877,350) convertible into 6,960,712 (2003: 8,096,401) SingTel ordinary shares of S$0.15 each.

The total number of ordinary shares that may be issued on conversion of all the outstanding share options as at 31 March 2004 was 215,055,937 shares (2003: 260,517,182).

Outstanding performance shares

As at 31 March 2004, 36,898,296 (2003: nil) performance shares were outstanding pursuant to the **SingTel Executives' Share Performance Plan.**

33. DIVIDENDS

	GROUP and COMPANY 2004 S$ mil	2003 S$ mil
Final dividends of 5.5 cents (2003: 5.5 cents) per share, net of tax of 22.0% (2003: 22.0%), paid	764.8	764.7

The directors have proposed a dividend of 6.4 cents per share, less tax at 20.0%, amounting to S$913.8 million in respect of the financial year ended 31 March 2004. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2005.

34. CURRENCY TRANSLATION RESERVE

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Balance at 1 April	210.3	22.9	(2.7)	(101.5)
Currency translation gains released on disposal of foreign entities	(57.9)	(0.4)	(48.1)	–
Currency translation differences	572.8	187.8	49.5	98.8
	514.9	187.4	1.4	98.8
Balance at 31 March	725.2	210.3	(1.3)	(2.7)

35. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair value of quoted short term investments, long term investments and borrowings are set out in **Note 16**, **Note 25**, **Note 29** and **Note 30** to the financial statements respectively.

For unquoted short term and long term investments, it is not practicable to determine their fair values because the assumptions used in valuation models to value these investments cannot be reasonably determined on a practical basis. For shareholders' loans to subsidiary, associated and joint venture companies, it is also not practicable to determine the fair values as these loans do not have fixed repayment terms. In addition, the loans to joint venture companies and certain loans to subsidiary companies are interest-free. However, the carrying amounts recorded are not anticipated to be materially in excess of their recoverable amounts at the balance sheet date.

The carrying values of the other financial assets and liabilities approximate their fair values.

36. FINANCIAL INSTRUMENTS

In order to manage the risk arising from fluctuations in currency exchange rates and interest rates, the Group and Company make use of the following financial instruments :

(a) Financial derivatives

The Group maintains a policy to minimise the adverse impact of movements in foreign exchange and interest rates on the Group's cash flows. Forward contracts are used to reduce fluctuations in foreign currency cash flows primarily related to capital expenditure, operating expenses and traffic settlement. The interest rate and currency swaps are used to hedge foreign exchange and interest rate risks associated with foreign currency borrowings.

The contract notional amounts of these financial derivatives and the corresponding fair value adjustments are as follows:

Group – 2004	Contract notional amount S$ mil	Fair value adjustments Gains S$ mil	Losses S$ mil
Foreign exchange derivatives			
Forward foreign exchange	2,436.6	25.0	9.4
Currency swaps	7,831.2	254.3	320.5
	10,267.8	279.3	329.9
Interest rate derivatives			
Interest rate swaps	9,855.9	285.1	104.9

36. FINANCIAL INSTRUMENTS (cont'd)

(a) **Financial derivatives (cont'd)**

Group – 2003	Contract notional amount S$ mil	Fair value adjustments Gains S$ mil	Fair value adjustments Losses S$ mil
Foreign exchange derivatives			
Forward foreign exchange	186.3	2.5	9.8
Currency swaps	6,482.0	708.4	191.5
	6,668.3	710.9	201.3
Interest rate derivatives			
Interest rate swaps	10,552.2	255.8	185.0

Company – 2004	Contract notional amount S$ mil	Fair value adjustments Gains S$ mil	Fair value adjustments Losses S$ mil
Foreign exchange derivatives			
Forward foreign exchange	2,091.2	24.0	2.6
Currency swaps	5,519.1	178.1	282.2
	7,610.3	202.1	284.8
Interest rate derivatives			
Interest rate swaps	6,792.8	285.1	50.4

Company – 2003	Contract notional amount S$ mil	Fair value adjustments Gains S$ mil	Fair value adjustments Losses S$ mil
Foreign exchange derivatives			
Forward foreign exchange	2.7	0.1	–
Currency swaps	4,552.4	202.1	191.5
	4,555.1	202.2	191.5
Interest rate derivatives			
Interest rate swaps	6,944.6	255.8	80.1

The fair value adjustments represent the difference between the contracted rates and market rates of the financial instruments at the balance sheet date, applied to the contract amounts. The fair value adjustments of forward foreign exchange, currency and interest rate swap contracts have been calculated using rates quoted by the Group's bankers assuming these contracts were to be liquidated at balance sheet date. These fair value adjustments in respect of the currency and interest rate swap contracts are not recognised in the financial statements of the Group and Company.

37. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segments

The Group's businesses are operated in two principal geographical areas, Singapore and Australia. No other individual country contributed more than 10% of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segments

The Group is organised into the following business segments:

Wireline – represents cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and internet services. It includes sale of cable capacity.

Wireless – represents mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Postal – represents postal services. Following the divestment of SingPost Group in the current financial year, postal has ceased to be a reportable segment.

Information technology and engineering – represents information technology consultancy, systems integration and engineering services.

Others – represents the balance of the Group's operations and comprise storage of cables, directory advertising and publishing and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The asset totals disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred taxation and dividends.

Segment capital expenditure comprises additions to property, plant and equipment and intangibles.

37. SEGMENT INFORMATION (cont'd)

Primary Reporting Format – Geographical Segment

2004	Singapore S$ mil	Australia S$ mil	Others S$ mil	Elimination S$ mil	Total S$ mil
Total revenue from external customers	3,855.0	7,952.9	186.8	–	11,994.7
Inter-segment revenue	30.6	–	81.1	(111.7)	–
Operating revenue	**3,885.6**	**7,952.9**	**267.9**	**(111.7)**	**11,994.7**
Segment results	1,380.9	1,049.2	(130.4)	51.5	2,351.2
Other income	77.3	33.4	3.8	(52.8)	61.7
Amortisation of goodwill [1]	–	(560.9)	(4.8)	–	(565.7)
Compensation from IDA	337.0	–	–	–	337.0
Profit/(Loss) before exceptional items	**1,795.2**	**521.7**	**(131.4)**	**(1.3)**	**2,184.2**
Exceptional items					
– allocated	674.2	(26.6)	1,739.5	–	2,387.1
– unallocated					153.6
Profit on operating activities					**4,724.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	54.8	(10.4)	985.7	–	1,030.1
Profit before interest and tax					**5,755.0**
Interest and investment income					311.2
Interest on borrowings					(476.4)
Profit on ordinary activities before tax					**5,589.8**
Segment assets	5,038.8	18,489.7	1,914.5	(162.4)	25,280.6
Investment in net assets of associated and joint venture companies	245.0	–	4,786.1	–	5,031.1
Allocated assets	5,283.8	18,489.7	6,700.6	(162.4)	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Segment liabilities	2,009.7	2,209.4	1,315.9	(208.9)	5,326.1
Unallocated liabilities					11,729.5
Consolidated total liabilities					**17,055.6**
Capital expenditure [3]	**355.8**	**1,028.6**	**(135.7)**	**–**	**1,248.7**
Depreciation	**524.4**	**1,167.2**	**154.9**	**–**	**1,846.5**
Impairment charge	**30.0**	**–**	**260.1**	**–**	**290.1**

37. SEGMENT INFORMATION (cont'd)

Primary Reporting Format – Geographical Segment (cont'd)

2003	Singapore S$ mil	Australia S$ mil	Others S$ mil	Elimination S$ mil	Total S$ mil
Total revenue from external customers	4,517.5	5,528.2	213.0	–	10,258.7
Inter-segment revenue	25.7	–	77.6	(103.3)	–
Operating revenue	**4,543.2**	**5,528.2**	**290.6**	**(103.3)**	**10,258.7**
Segment results	1,725.8	343.5	(190.3)	54.3	1,933.3
Other income	104.8	6.2	(2.3)	(62.5)	46.2
Amortisation of goodwill [1]	–	(554.1)	(1.5)	–	(555.6)
Compensation from IDA	337.0	–	–	–	337.0
Profit/(Loss) before exceptional items	**2,167.6**	**(204.4)**	**(194.1)**	**(8.2)**	**1,760.9**
Exceptional items					
– allocated [2]	(90.1)	(252.6)	(597.0)	–	(939.7)
– unallocated					(87.7)
Profit on operating activities					**733.5**
Share of results of associated and joint venture companies (after goodwill amortisation)	(14.3)	1.2	967.7	–	954.6
Profit before interest and tax					**1,688.1**
Interest and investment income					7.4
Interest on borrowings					(534.4)
Profit on ordinary activities before tax					**1,161.1**
Segment assets	5,287.6	18,173.6	2,749.4	(213.9)	25,996.7
Investment in net assets of associated and joint venture companies	153.9	–	5,050.8	–	5,204.7
Allocated assets	5,441.5	18,173.6	7,800.2	(213.9)	31,201.4
Unallocated assets					2,469.1
Consolidated total assets					**33,670.5**
Segment liabilities	2,670.4	2,101.6	1,395.1	(253.3)	5,913.8
Unallocated liabilities					12,137.8
Consolidated total liabilities					**18,051.6**
Capital expenditure [3]	**356.2**	**1,032.7**	**172.2**	–	**1,561.1**
Depreciation	**557.2**	**961.7**	**210.9**	–	**1,729.8**
Impairment charge	**44.7**	–	**812.2**	–	**856.9**

Notes:

(1) Amortisation of goodwill for the Australian segment included S$557.9 million (2003: S$551.8 million) of goodwill charge on the acquisition of SingTel Optus Group.

(2) Included adjustment to goodwill on acquisition of subsidiary of S$208.7 million arising from the recognition of a deferred tax asset on the pre-acquisition tax losses and other temporary differences of the SingTel Optus Group in accordance with FRS 12 and FRS 22 under the Australian segment.

(3) Net of rebates.

37. SEGMENT INFORMATION (cont'd)

Secondary Reporting Format – Business Segment

2004	Wireline S$ mil	Wireless S$ mil	IT & Engineering S$ mil	Others S$ mil	Total S$ mil
Operating revenue from external customers	**5,877.0**	**5,032.4**	**641.7**	**443.6**	**11,994.7**
Segment assets	16,875.5	8,053.5	317.7	33.9	25,280.6
Investment in net assets of associated and joint venture companies	1,057.9	3,733.5	–	239.7	5,031.1
Allocated assets	17,933.4	11,787.0	317.7	273.6	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Capital expenditure (1)	**604.5**	**538.5**	**27.0**	**78.7**	**1,248.7**

2003	Wireline S$ mil	Wireless S$ mil	IT & Engineering S$ mil	Postal S$ mil	Others S$ mil	Total S$ mil
Operating revenue from external customers	**5,224.3**	**3,950.2**	**643.0**	**347.9**	**93.3**	**10,258.7**
Segment assets	17,467.3	7,346.9	317.8	638.8	225.9	25,996.7
Investment in net assets of associated and joint venture companies	1,723.6	3,254.2	–	95.3	131.6	5,204.7
Allocated assets	19,190.9	10,601.1	317.8	734.1	357.5	31,201.4
Unallocated assets						2,469.1
Consolidated total assets						**33,670.5**
Capital expenditure (1)	**1,124.4**	**341.2**	**10.4**	**12.2**	**72.9**	**1,561.1**

Note:
(1) Net of rebates.

38. OPERATING LEASE COMMITMENTS

(a) Where a Group company is a lessee

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Not later than one financial year	530.2	532.6	37.3	108.0
Later than one but not later than five financial years	895.3	765.2	111.8	125.0
Later than five financial years	410.4	494.7	50.5	62.9
	1,835.9	1,792.5	199.6	295.9

(b) Where a Group company is a lessor

The future minimum lease payments receivable under non-cancellable operating leases contracted for at the reporting date but not recognised as receivables, are as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Not later than one financial year	5.2	3.1	5.2	3.1
Later than one but not later than five financial years	69.8	11.8	69.8	11.8
Later than five financial years	9.6	–	9.6	–
	84.6	14.9	84.6	14.9

39. CAPITAL, INVESTMENT AND OTHER COMMITMENTS

(a) The commitments for capital expenditure and investments which have not been recognised in the financial statements are as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Authorised and contracted for	399.0	432.2	26.4	74.5

Outstanding commitments relate mainly to the purchase of telecommunications equipment and investments.

(b) The commitment for purchase of program rights to broadcast programs is as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Not later than one financial year	123.2	227.1	–	–
Later than one but not later than five financial years	133.0	204.6	–	–
Later than five financial years	6.0	25.0	–	–
	262.2	456.7	–	–

The licence fees under some of these contracts are calculated by reference to future number of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments include only the minimum amounts payable under those contracts. A third party has agreed to reimburse the Group for A$120.4 million (S$153.6 million) (2003: A$214.8 million) of these commitments.

39. CAPITAL, INVESTMENT AND OTHER COMMITMENTS (cont'd)

(c) The Group's commitment to purchase capacity in the cable network of Southern Cross Cables Holding Limited, a joint venture company, is as follows:

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Not later than one financial year	22.2	128.8	–	–
Later than one but not later than five financial years	–	23.3	–	–
	22.2	152.1	–	–

(d) SingTel Optus has agreed to contribute S$106.7 million (2003: S$110.7 million) in equity, denominated in United States dollars, to its 39.99% owned joint venture companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited ("Southern Cross Cable Consortium"). S$26.0 million (2003: S$21.7 million) of the equity had been provided as at 31 March 2004. The remaining commitment will not be contributed until the shareholders' loans to Southern Cross Cables Holdings Limited are repaid.

40. CONTINGENT LIABILITIES

(a) **Guarantees**

As at 31 March 2004

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45 million (2003: S$45 million) contract to provide information technology services.

(ii) The Company provided a guarantee to Optus Finance Pty Limited (a subsidiary of SingTel Optus) for its indebtedness under the Standby Cash Advance Facilities of A$100.0 million (S$127.6 million) (2003: A$200.0 million) maturing in October 2004 of which A$50.0 million (S$63.8 million) had been drawn down as at 31 March 2004.

(iii) The Company guaranteed a A$500.0 million (S$638.0 million) (2003: A$2.00 billion) loan facility entered into by SingTel Optus. The facility matures on 6 May 2005 and was drawn down to A$300.0 million (S$382.8 million) as at 31 March 2004.

(iv) The Group and Company provided bankers' guarantees and insurance bonds of S$107.5 million and S$5.7 million (2003: S$215.6 million and S$97.9 million) respectively.

(v) A subsidiary company provided performance guarantees amounting to S$107.0 million (2003: S$113.0 million) to a third party in respect of a joint venture company.

(vi) On 30 April 2003, Southern Cross Cable Consortium restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, SingTel Optus Group provided contingent credit support for up to US$45.3 million (S$75.8 million) (2003: nil). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(vii) In connection with the Initial Public Offering ("IPO") of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6% held associated company of the Group, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to the Group's effective interest in ADSB and limited to the proceeds from the IPO of Euro 967 million (S$2.0 billion).

In addition, SingTel Mobile has entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8% in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile may incur by reason of the guarantees given above. The above guarantees and the SPH indemnity are unlimited in duration.

40. CONTINGENT LIABILITIES (cont'd)

(a) Guarantees (cont'd)

(viii) In connection with the SingPost IPO in May 2003, the Company and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by the Company or SingPost. This indemnity is not limited in duration or amount.

(b) Audit of Tax Losses

As at 31 March 2004, SingTel Optus Group has estimated unutilised tax losses of approximately A$2.24 billion (2003: A$2.46 billion) with tax effect of A$671.6 million (2003: A$739.3 million) which are available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of SingTel Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 31 March 2004 would be a reduction in deferred tax assets due to tax losses of A$156.4 million (S$199.6 million) (2003: A$177.0 million), and a reduction in unrecognised tax losses with tax effect of A$416.5 million (S$531.5 million) (2003: A$264.3 million).

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. SingTel Optus will vigorously defend the claims.

(d) Notices to impose charges on cables

As disclosed in the previous financial year, notices seeking to impose charges on aerial and underground cables had been issued by a number of councils, and other councils had indicated they intend to issue such notices. The High Court, in a majority decision delivered on 28 April 2004, agreed with a previous decision of the Full Court of the Federal Court that the relevant state legislation had the effect of discriminating against carriers and was therefore inconsistent with clause 44(1) of schedule 3 of the Telecommunications Act. As a result of this decision, the SingTel Optus Group has no liability to pay rates or charges levied by councils under State legislation.

A group of NSW councils had commenced proceedings since June 2003 in which they pursue alternative legal claims and seek unquantified amounts of compensation for the same overhead and underground cables. SingTel Optus will vigorously defend the claims.

(e) Disputes with an international carrier and a service provider

SingTel Optus is in dispute with an international carrier and a service provider regarding amounts due under contracts. SingTel Optus also has claimed for amounts due to it. Neither of the disputes has yet been heard. In the unlikely event that the provision proves insufficient, the maximum net liability not yet provided in the accounts is estimated at A$20 million (S$25.5 million). SingTel Optus is vigorously defending the claims.

41. SUBSEQUENT EVENTS – CAPITAL REDUCTION

SingTel is proposing a capital reduction involving the cancellation of 1 out of every 14 issued shares of the Company for payment of S$2.36 for each share to be cancelled. Based on the issued number of shares of the Company as at 3 May 2004, an aggregate amount of approximately S$3 billion will be returned to the shareholders in this exercise.

The payout of S$3 billion will constitute 90% of the net proceeds received from the disposal of SingTel's investments in Belgacom S.A. (S$2.28 billion), SingPost (S$763 million for a 69% stake) and the sale of substantially all of the businesses and assets of its directory advertising businesses (S$233 million).

The capital return requires, *inter alia,* approval by shareholders by way of a special resolution at an Extraordinary General Meeting to be held in July 2004 and thereafter by the High Court of Singapore. Assuming all approvals are received, shareholders will be paid the cash distribution in respect of the capital reduction in September 2004.

42. AUTHORISATION OF FINANCIAL STATEMENTS

The financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2004 were authorised for issue in accordance with a directors' resolution dated 5 May 2004.

43. COMPANIES IN THE GROUP

The Company, Singapore Telecommunications Limited, is domiciled and incorporated in Singapore and is listed on the Singapore Exchange and Australian Stock Exchange. The registered address is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding.

Under a licence granted by the Info-communications Development Authority of Singapore ("IDA"), the Group had the exclusive right to provide fixed line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions) in Singapore. From the expiry of the exclusive right, the Group's licence for these services continues on a non-exclusive basis to 31 March 2017. In addition, the Group is licensed to offer internet services and has obtained frequency spectrum and licence rights from the IDA to offer 3G mobile communication systems and services.

In Australia, SingTel Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, incorporated in Singapore. The following are the subsidiary, associated and joint venture companies as at 31 March 2004 and 31 March 2003:

(a) Subsidiary companies

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
1.	AUE Music TV Pty Limited [1]	Dormant	Australia	100	100
2.	AUEVR Music TV Pty Limited [1]	Dormant	Australia	100	100
3.	Aussat Finance Limited [3]	Dormant	Australia	100	100
4.	Aussat New Zealand Limited [1]	Dormant	New Zealand	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
5.	Beijing IPACS Electronic Science Co. Ltd. [2][6]	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0
6.	Billing Services Australia Pty Limited [1]	Dormant	Australia	100	100
7.	Bridge Mobile Pte Ltd (formerly known as Zeus Digital Asset Services Pte Ltd)	Dormant	Singapore	100	100
8.	C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services	Singapore	100	100
9.	C2C Cable (Ireland) Limited [1]	Operation and provision of telecommunication facilities and services	Ireland	59.5	59.5
10.	C2C Cable Korea Ltd [1]	Operation and provision of telecommunication facilities and services	South Korea	59.5	59.5
11.	C2C Cable (USA) Inc	Operation and provision of telecommunications facilities and services	USA	59.5	59.5
12.	C2C Global Networks (Asia) Ltd	Provision of telecommunications related services	Bermuda	59.5	59.5
13.	C2C Global Networks Ltd	Provision of telecommunications related services	Bermuda	59.5	59.5
14.	C2C Global Networks (Pacific) Ltd	Provision of telecommunications related services	Bermuda	59.5	59.5
15.	C2C Holdings Pte Ltd	Investment holding company	Bermuda	59.5	59.5
16.	C2C (Hong Kong) Limited [1]	Operation and provision of telecommunications facilities and services	Hong Kong	59.5	59.5
17.	C2C Infocom Cable (Taiwan) Ltd	Operation and provision of telecommunications facilities and services	Taiwan	59.5	59.5
18.	C2C Japan KK	Operation and provision of telecommunications facilities and services	Japan	59.5	59.5

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
19.	C2C Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	59.5	59.5
20.	C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Bermuda	59.5	59.5
21.	C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Singapore	59.5	59.5
22.	Cable & Wireless Optus Satellites Pty Limited [3]	C1 Satellite contracting party	Australia	100	100
23.	Chapter-E.com Pte Ltd	The company was deregistered during the financial year	Singapore	–	100
24.	Devonshire Pte Ltd	Dormant	Singapore	100	100
25.	Fuzhou IPACS Computer Co., Ltd. [2][6]	Provision of IT application services, software development, system integration, product consultancy and other technical services	People's Republic of China	51.0	51.0
26.	GB21 (Hong Kong) Limited [1]	Provision of telecommunications services and products	Hong Kong	100	100
27.	Global Page Pte Ltd	Dormant	Singapore	100	100
28.	Guangzhou Zhong Sheng Information Technology Co., Ltd. [2][6]	Provision of information technology training	People's Republic of China	70.0	70.0
29.	ICO Investment (Singapore) Private Limited	The company was liquidated during the financial year	Singapore	–	100
30.	Info Ad Publishing Consultants Pte Ltd	Dormant	Singapore	100	100
31.	InfoCom Holding Company Pte Ltd	Investment holding company	Singapore	100	100
32.	Information Network Services Sdn Bhd [2]	Provision of data communication and value added network services	Malaysia	100	100
33.	InnoVoice Services Private Limited	Dormant	Singapore	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
34.	Integrated Data Services Limited [2]	Dormant	Myanmar	90.0	90.0
35.	Integrated Information (Hong Kong) Limited [1]	Under voluntary liquidation	Hong Kong	100	100
36.	Integrated Information (M) Sdn Bhd [1]	The company was disposed during the financial year	Malaysia	–	100
37.	INS Holdings Pte Ltd	Investment holding and provision of telecommunications services	Singapore	100	100
38.	IPACS Computer Services (S) Pte. Ltd. [4]	Sale of computer hardware, development and providing customer training and consultancy services	Singapore	51.0	51.0
39.	IPACS Computer (Shanghai) Co, Ltd [2][6]	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0
40.	IPACS Technology Pte Ltd [4]	Investment holding company	Singapore	51.0	51.0
41.	KA Land Pte Ltd	Investment holding company	Singapore	100	100
42.	Lanka Communication Services (Private) Limited [2]	Provision of data communication services	Sri Lanka	82.9	82.9
43.	Membertel Pty Limited [1]	Dormant	Australia	100	100
44.	Mercurix Pte Ltd	Dormant	Singapore	100	100
45.	Microplex Pty Limited [1]	Dormant	Australia	100	100
46.	MovieVision Pty Limited [1]	Dormant	Australia	100	100
47.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	Singapore	100	100
48.	NCS Information Technology (Suzhou) Co., Ltd. [2][6]	Software development and provision of information technology services	People's Republic of China	100	100
49.	NCS Pte. Ltd. (formerly known as National Computer Systems Pte Ltd)	Provision of information technology and consultancy services	Singapore	100	100
50.	NCSI (Australia) Pty Limited [1]	Provision of information technology services	Australia	100	100
51.	NCSI (HK) Limited [1]	Provision of information technology services	Hong Kong	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
52.	NCSI Holdings (Malaysia) Sdn. Bhd. [2]	Investment holding company	Malaysia	100	100
53.	NCSI Holdings Pte Ltd	Investment holding company	Singapore	100	100
54.	NCSI (India) Private Limited [1]	Provision of information technology services	India	100	100
55.	NCSI (Malaysia) Sdn. Bhd. [2]	Provision of information technology services	Malaysia	100	100
56.	Optus Administration Pty Limited [3]	Provision of management services to the SingTel Optus Group	Australia	100	100
57.	Optus Billing Services Pty Limited [1]	Provision of billing services to the SingTel Optus Group	Australia	100	100
58.	Optus Broadband Pty Limited [3]	High speed residential internet service	Australia	100	100
59.	Optus Calling Cards Pty Limited [1]	Calling card sales commissions	Australia	100	100
60.	Optus CMM Holdings Pty Limited [1]	Investment holding company	Australia	100	100
61.	Optus Data & Business Holdings Pty Limited [1]	Dormant	Australia	100	100
62.	Optus Data Centres Pty Limited [3]	Provision of data communication services	Australia	100	100
63.	Optus ECommerce Pty Limited [1]	Provider of marketsite and related activities	Australia	100	100
64.	Optus EPayments Ventures Pty Limited [1]	Provision of network capacity	Australia	100	100
65.	Optus ESolutions Pty Limited [1]	Provider of E-solutions products	Australia	100	100
66.	Optus Finance Pty Limited [3]	Provision of financial services to the SingTel Optus Group	Australia	100	100
67.	Optus Insurance Services Pty Limited [1]	Provision of handset insurance and related services	Australia	100	100
68.	Optus Internet Pty Limited [3]	Provision of internet services for retail customers	Australia	100	100
69.	Optus Investments Pty Limited [1]	Investment holding company	Australia	100	100
70.	Optus Kylie Holdings Pty Limited [1]	Portfolio investment holding company	Australia	100	100
71.	Optus Mobile Holdings Pty Limited [1]	Investment holding company	Australia	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
72.	Optus Mobile Investments Pty Limited [3]	Investment holding company	Australia	100	100
73.	Optus Mobile Pty Limited [3]	Provision of mobile phone services	Australia	100	100
74.	Optus Multimedia Pty Limited [3]	Investment holding company	Australia	100	100
75.	Optus Narrowband Pty Limited [1]	Provision of narrow band portal content services	Australia	100	100
76.	Optus Networks Pty Limited [3]	Provision of telecommunications services	Australia	100	100
77.	Optus Rental & Leasing Pty Limited [1]	Provision of rental and leasing of equipment to customers	Australia	100	100
78.	Optus Retailco Pty Limited [1]	Dormant	Australia	100	100
79.	Optus Stockco Pty Limited [1]	SingTel Optus Group handset purchase	Australia	100	100
80.	Optus Superannuation Pty Limited [1]	Provision of trustee services including superannuation schemes to the SingTel Optus Group	Australia	100	100
81.	Optus Systems Pty Limited [3]	Provision of information technology services to the SingTel Optus Group	Australia	100	100
82.	Optus Telephony Pty Limited [1]	Provision of residential telephony products	Australia	100	100
83.	Optus Vision Holdings Pty Limited [1]	Dormant	Australia	100	100
84.	Optus Vision Interactive Pty Limited [1]	Provision of interactive television service	Australia	100	100
85.	Optus Vision Investments Pty Limited [1]	Investment holding company	Australia	100	100
86.	Optus Vision Media Pty Limited [1][5]	Provision of broadcasting related services	Australia	20.0	20.0
87.	Optus Vision Pty Limited [1]	Provision of telecommunications services	Australia	100	100
88.	Pastel Limited [1]	Investment holding company	Mauritius	100	100
89.	Prepaid Services Pty Limited [3]	Distribution of prepaid mobile telephony related products	Australia	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
90.	Satellite Platform Investment Pty Limited [1]	Provision of satellite related services	Australia	100	100
91.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	Singapore	60.0	60.0
92.	Shanghai Zhong Sheng Information Technology Co., Ltd. [2][6]	Provision of information technology training and software resale	People's Republic of China	70.0	70.0
93.	Sibalo Pty Limited [3]	Engaged in retailing of mobile products	Australia	100	100
94.	Simplus Mobile Pty Limited (formerly known as RSL Com Mobile Pty Limited) [3]	Provision of mobile phone services and related activities	Australia	100	100
95.	Singapore Telecom ADSB (Netherlands Antilles) N.V.	Dormant	Netherlands Antilles	90.0	90.0
96.	Singapore Telecom America, Inc.	The company was voluntarily liquidated during the financial year	USA	–	100
97.	Singapore Telecom Australia Investments Pty Limited [1]	Investment holding company	Australia	100	100
98.	Singapore Telecom Australia Pty Limited [1]	Provision of managed facsimile services	Australia	100	100
99.	Singapore Telecom Europe Limited [2]	The company was de-registered during the financial year	United Kingdom	–	100
100.	Singapore Telecom Hong Kong Limited [1]	Investment holding and provision of telecommunications systems and services	Hong Kong	100	100
101.	Singapore Telecom India Private Limited [1]	Engaged in general liaison and support services	India	100	100
102.	Singapore Telecom International Europe Ltd [2]	The company was de-registered during the financial year	United Kingdom	–	100
103.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	Singapore	100	100
104.	Singapore Telecom Japan Co Ltd [1]	Provision of telecommunications services and all related activities	Japan	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
105.	Singapore Telecom Korea Limited [1]	Provision of telecommunications services and all related activities	South Korea	100	100
106.	Singapore Telecom Mobile Pte Ltd	Provision of mobile phone services	Singapore	100	100
107.	Singapore Telecom Paging Pte Ltd	Provision of paging and public mobile data services	Singapore	100	100
108.	Singapore Telecom Taiwan Limited [1]	Provision of telecommunications services and other related business	Taiwan	100	100
109.	Singapore Telecom USA, Inc.	Provision of telecommunications services and engineering and marketing services for telecommunications networks in USA	USA	100	100
110.	SingaSat Pte Ltd	Investment holding company	Singapore	100	100
111.	SingNet Pte Ltd	Provision of value-added services and internet-related services	Singapore	100	100
112.	SingTel ADSB (Netherlands) B.V.	Dormant	Netherlands	90.0	90.0
113.	SingTel Asian Investments Pte Ltd	Investment holding company	Singapore	100	100
114.	SingTel Australia Holding Pte Ltd	Investment holding company	Singapore	100	100
115.	SingTel Australia Investment Ltd	Investment holding company	British Virgin Islands	100	100
116.	SingTel (Cambodia) Private Limited [2]	Dormant	Cambodia	100	100
117.	SingTel EInvestments Pte Ltd	Dormant	Singapore	100	100
118.	SingTel (Europe) Limited [1]	Provision of telecommunications services	United Kingdom	100	100
119.	SingTel i2i Private Limited [1]	Investment holding company	Mauritius	100	100
120.	SingTel Interactive Pte Ltd (formerly known as SingTel Yellow Pages Pte Ltd)	Dormant	Singapore	100	100
121.	SingTel Investments Private Limited	Portfolio investment holding company	Singapore	100	100
122.	SingTel Japan Co., Ltd [1]	The company was liquidated during the financial year	Japan	–	100
123.	SingTel (Jersey) Private Limited	Portfolio investment holding company	Jersey	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
124.	SingTel Mobile Sales Pte Ltd	Sale of telecommunications equipment and provision of related services	Singapore	100	100
125.	SingTel Optus Pty Limited [1]	Investment holding company	Australia	100	100
126.	SingTel (Philippines), Inc [1]	Engaged in general liaison and support services	Philippines	100	100
127.	SingTel Services Australia Pty Limited [3]	Dormant	Australia	100	100
128.	SingTel Strategic Investments Pte Ltd	Investment holding company	Singapore	100	100
129.	SingTel USA, Inc.	The company was voluntarily liquidated during the financial year	USA	–	100
130.	SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	100	100
131.	SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Singapore	100	100
132.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	Singapore	100	100
133.	Source Integrated Networks Pty Limited [3]	Provision of data communications and network services	Australia	100	100
134.	ST Mobile Investments Pte Ltd	The company was liquidated during the financial year	Singapore	–	100
135.	ST Paging Pte Ltd	Dormant	Singapore	100	100
136.	STEL Information Technology (Shanghai) Co Ltd [2][6]	Provision of data processing and programming services for holding company and technical services related to telecommunications information services	People's Republic of China	100	100
137.	STI (Australia) Holding Pte Ltd	Dormant	Singapore	100	100
138.	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	Singapore	100	100
139.	Sudong Sdn Bhd [1]	Management, provision and operations of a call centre for telecommunications services	Malaysia	100	100

43. COMPANIES IN THE GROUP (cont'd)

(a) Subsidiary companies (cont'd)

No.	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
140.	TE International (S) Pte Ltd	Investment holding company	Singapore	100	100
141.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	Singapore	100	100
142.	Thai Page Pte Ltd	Dormant	Singapore	100	100
143.	Tourism Publications Corporation Sdn Bhd (1)	The company was disposed during the financial year	Malaysia	–	100
144.	Viva Bahagia Sdn Bhd (2)	The company was disposed during the financial year	Malaysia	–	100
145.	VR Music TV Pty Limited (1)	Dormant	Australia	100	100
146.	World Wide Web Pty Limited (1)	Dormant	Australia	100	100
147.	XYZED LMDS Holdings (1)	Dormant	Australia	100	100
148.	XYZED LMDS Pty Limited (1)	Provision of telecommunications related services	Australia	100	100
149.	XYZed Pty Limited (3)	Provision of telecommunications related services	Australia	100	100
150.	Yes Direct Pty Limited (1)	Dormant	Australia	100	100
151.	ZapSurf Private Limited	Dormant	Singapore	100	100

Notes:
All companies are audited by PricewaterhouseCoopers, Singapore, except for the following:
(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by other firms.

(3) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.
(4) Subsidiary company's financial year end was changed from 31 December to 31 March in the current financial year.
(5) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.
(6) Subsidiary company's financial year end is 31 December.

(b) Associated companies

No.	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
1.	Abacus Travel Systems Pte Ltd (2)	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	30.0	30.0

43. COMPANIES IN THE GROUP (cont'd)

(b) Associated companies (cont'd)

No.	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
2.	ADSB Telecommunications B.V. [1]	Dormant	Netherlands	25.6	24.3
3.	Advanced Info Service Public Company Limited [1]	Provision of cellular telecommunications, call center and data transmission	Thailand	21.5	21.6
4.	APT Satellite Holdings Limited [4]	Investment holding company	Bermuda	20.3	20.4
5.	APT Satellite International Company Limited [4]	Investment holding company	British Virgin Islands	28.6	28.6
6.	Asiacom Philippines, Inc. [5]	Investment holding company	Philippines	40.0	20.0
7.	Belgacom S.A. [2]	The company was disposed during the financial year	Belgium	–	12.15
8.	Bharti Telecom Limited [1]	Investment holding company	India	27.0	27.0
9.	Bharti Tele-Ventures Limited [1]	Provision of telecommunication services in cellular, fixed line, national long distance and group data and enterprise solutions	India	28.5	28.5
10.	Globe Telecom Holdings, Inc [5]	To trade, issue and hold financial securities	Philippines	46.1	42.5
11.	Globe Telecom, Inc. [5]	Provision of cellular, international and fixed line telecommunication services	Philippines	40.1	29.1
12.	Infoserve Technology Corp. [3]	Provision of communications, internet, VPN and solution services	Cayman Islands	25.0	25.0
13.	MediaCorp Press Ltd [2]	Publishing and distribution of newspapers	Singapore	24.4	22.0
14.	New Century Infocomm Tech Co., Ltd. [3]	Provision of fixed line telecommunications services	Taiwan	24.5	24.3
15.	PT Telekomunikasi Selular [1]	Provision of cellular telecommunications services	Indonesia	35.0	35.0
16.	Teleinfo Media Company Limited [1]	The company was disposed during the financial year	Thailand	–	25.0
17.	VA Dynamics Sdn Bhd [1]	Distribution of networking cables and related products	Malaysia	49.0	49.0

Notes:
(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by Ernst & Young.
(3) Audited by Deloitte Touche Tohmatsu.
(4) Audited by KPMG Peat Marwick.
(5) Audited by SGV & Co (a member firm of Ernst & Young).

43. COMPANIES IN THE GROUP (cont'd)

(c) Joint venture companies

No.	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
1.	Acasia Communications Sdn Bhd [1]	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	16.8	16.8
2.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	41.7	41.7
3.	APT Satellite Telecommunications Limited [2][3]	Provision of telecommunications services	Hong Kong	56.2	56.2
4.	Arus Dimensi Sdn Bhd [2]	Information technology service provider	Malaysia	49.0	–
5.	ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunications cables	Singapore	16.7	16.7
6.	ASEAN Telecom Holdings Sdn Bhd [1]	Investment holding company	Malaysia	17.6	17.6
7.	Bharti Aquanet Limited [1]	To build, operate and maintain a cable landing station and carrier hotels in India	India	49.0	49.0
8.	Digital Network Access Communications Pte Ltd [2]	Provision of analogue and digital public trunk radio services	Singapore	50.0	50.0
9.	Forward Media Sdn Bhd [1]	The company was disposed during the financial year	Brunei	–	50.0
10.	ILJIN C2C Ltd [1]	Operation and provision of telecommunications facilities and services	South Korea	29.2	29.2
11.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	50.0	50.0
12.	Integrated Databases India Ltd [1]	The company was disposed during the financial year	India	–	49.0
13.	Integrated Payment Venture Pte Ltd	Dormant	Singapore	50.0	50.0
14.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	45.0	45.0
15.	Lycos Asia Limited	The company was disposed during the financial year	Singapore	–	50.0
16.	Main Event Television Pty Limited [2]	Provision of cable television programmes	Australia	33.3	33.3

43. COMPANIES IN THE GROUP (cont'd)

(c) Joint venture companies (cont'd)

No.	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2004 %	2003 %
17.	Network i2i Limited [1]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	50.0	50.0
18.	Pacific Carriage Holdings Limited [2]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
19.	PT Bukaka SingTel International [1]	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	40.0	40.0
20.	Radiance Communications Pte Ltd [2]	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore	Singapore	50.0	50.0
21.	SESAMi Inc.	The company was voluntarily liquidated during the financial year	Cayman Islands	–	44.5
22.	Southern Cross Cables Holding Limited [1]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
23.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	40.0	40.0
24.	Virgin Mobile (Australia) Pty Limited [2]	Provision of telecommunications services and products	Australia	30.2	31.2

Notes:
All companies are audited by PricewaterhouseCoopers, Singapore except for the following:
(1) Audited by a PricewaterhouseCoopers firm outside Singapore.
(2) Audited by other firms.

(3) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.

43. COMPANIES IN THE GROUP (cont'd)

Singapore Post Limited

Singapore Post Limited, incorporated in Singapore, whose principal activities are the operation and provision of postal services, was reclassified from a subsidiary company to an associated company following the reduction of SingTel's equity interest from 100% to 31%. These companies constitute part of the SingPost Group:

No.	Name of company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2004 %	2003 %
1.	DataPost Pte Ltd	Provision of electronic printing and despatching services	Singapore	21.7	70.0
2.	First Cube Pte Ltd	Provider of electronic platform and recyclable lockers for merchandise distribution	Singapore	31.0	100
3.	Singapore Post Enterprise Private Limited	Investment holding company	Singapore	31.0	100
4.	G3 Worldwide Mail N.V. (1)	Provision of cross-border international mail	Netherlands	7.6	24.5
5.	G3 Worldwide Aspac Pte Ltd	Investment holding company, provision of business management and consultancy services	Singapore	19.3	62.3
6.	G3 Worldwide Distribution (Singapore) Pte Ltd	To carry on the business of collection, receipt and delivery of cross-border mail	Singapore	19.3	62.3
7.	ID. Safe Pte Ltd	Dormant	Singapore	15.5	50.0
8.	Mail Boxes Exchange (MBE) Pte Ltd	Provision of business and communication services	Singapore	15.5	50.0
9.	S-Net Freight (Holdings) Pte Ltd	To carry on the business of cargo and freight forwarders	Singapore	11.4	36.8

Note:
(1) Audited by a PricewaterhouseCoopers firm outside Singapore.

INTERESTED PERSON TRANSACTIONS

Interested person transactions carried out during the financial year pursuant to the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2002 [(1)] were as follows:

Name of interested person	Aggregate value of all interested person transactions excluding transactions less than S$100,000 and transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual S$ mil	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) of the SGX Listing Manual S$ mil
1-Net Singapore Pte Ltd	0.3	0.2
CET Technologies Pte Ltd	–	0.1
CIS-COMM Systems Pte Ltd	–	0.3
DigiSAFE Pte Ltd	0.3	–
Digital Network Access Communications Pte Ltd	0.4	4.0
Green Dot Internet Services Pte Ltd	0.7	–
Keppel Communications Pte Ltd	0.1	–
MCN International Pte Ltd	–	0.2
MediaCorp News Pte Ltd	–	0.2
MediaCorp Press Ltd	4.2	0.1
MediaCorp TV Singapore Pte Ltd	0.1	–
Media Corporation of Singapore Pte Ltd	0.2	–
NexWave Technologies Pte Ltd	3.6	–
PREMAS International Limited	0.8	–
PSA Corporation Limited	1.0	0.3
Radiance Communications Pte Ltd	2.6	0.7
Raffles International Limited	–	0.9
SembCorp Engineers and Constructors Pte Ltd	–	0.2
Senoko Energy Supply Pte Ltd	–	10.0
SES Systems Pte. Ltd	0.1	–
Singapore Airlines Limited	0.2	2.7
Singapore MRT Ltd	0.5	1.9
SNP Sprint Pte Ltd	0.3	0.5
SP Powerassets Limited	–	4.0
Starhub Cable Vision Ltd	16.8	12.0
Starhub Pte Ltd	8.9	5.4
TeleChoice International Pte Ltd	0.1	0.6
Temasek Holdings (Pte) Ltd	1.8	0.9
The Ascott Group Limited	0.4	–
Tuas Power Supply Pte Ltd	23.5	1.0
	66.4	**46.7**

Note:
(1) The Shareholders Mandate expired on 29 August 2003 and has not been renewed.

SHAREHOLDER INFORMATION

As at 31 May 2004

ORDINARY SHARES

Number of ordinary shareholders	365,447
Number of holders of CHESS Units of Foreign Financial Products relating to ordinary shares in the Company (CUFS)	35,142

Voting rights:

On a show of hands – every member present in person and each proxy shall have one vote

On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SUBSTANTIAL SHAREHOLDERS

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	11,579,787,516^	15,729,000
The Capital Group Companies, Inc.	–	927,424,453

^ Includes 621,148,877 shares held by DBS Nominees Pte Ltd as custodian.

* The deemed interests were held through the substantial shareholders' associated and/or subsidiary companies.

MAJOR SHAREHOLDERS LIST – TOP 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	10,958,638,639	61.37
2	DBS Nominees Pte Ltd	1,998,722,931	11.19
3	Central Provident Fund Board	1,650,510,099	9.24
4	Raffles Nominees Pte Ltd	1,110,161,518	6.22
5	Citibank Nominees Singapore Pte Ltd	519,693,011	2.91
6	Chess Depositary Nominees Pty Limited	347,180,868*	1.94
7	HSBC (Singapore) Nominees Pte Ltd	314,806,400	1.76
8	United Overseas Bank Nominees Pte Ltd	277,626,385	1.55
9	Oversea-Chinese Bank Nominees Pte Ltd	67,815,692	0.38
10	Morgan Stanley Asia (S'pore) Securities Pte Ltd	26,491,491	0.15
11	DB Nominees (S) Pte Ltd	19,273,042	0.11
12	DBS Vickers Securities (S) Pte Ltd	18,159,704	0.10
13	Employees Provident Fund Board	8,410,000	0.05
14	Merrill Lynch (S'pore) Pte Ltd	6,812,368	0.04
15	UOB Kay Hian Pte Ltd	5,007,155	0.03
16	Dexia Nominees (S) Pte Ltd	4,730,000	0.03
17	Societe Generale Singapore Branch	4,145,014	0.02
18	Amex Nominees (S) Pte Ltd	3,844,392	0.02
19	OCBC Securities Private Ltd	3,122,015	0.02
20	Phillip Securities Pte Ltd	2,813,254	0.02
		17,347,963,978	**97.15**

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 31 May 2004

MAJOR CUFS HOLDERS LIST* – TOP 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	34,706,555	0.19
2	Queensland Investment Corporation	33,065,845	0.19
3	Citicorp Nominees Pty Limited	30,551,976	0.17
4	J P Morgan Nominees Australia Limited	25,244,470	0.14
5	ANZ Nominees Limited	15,658,146	0.09
6	National Nominees Limited	13,384,039	0.07
7	AMP Life Limited	12,823,747	0.07
8	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	10,322,083	0.06
9	Westpac Financial Services Limited	8,870,666	0.05
10	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	8,139,492	0.05
11	Citicorp Nominees Pty Limited (CFS WSLE Industrial Share A/C)	8,045,056	0.05
12	Westpac Life Insurance Services Limited	5,622,260	0.03
13	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	4,947,339	0.03
14	Cogent Nominees Pty Limited	4,820,334	0.03
15	HSBC Custody Nominees (Australia) Limited	3,850,342	0.02
16	Cogent Nominees Pty Limited (SMP Accounts)	2,479,932	0.01
17	Citicorp Nominees Pty Limited (CISL Pet One Account)	2,294,580	0.01
18	Equipart Nominees Pty Ltd	1,693,000	0.01
19	Government Superannuation Office (A/C State Super Fund)	1,607,964	0.01
20	J P Morgan Nominees Australia Limited	1,522,778	0.01
		229,650,604	**1.29**

* CUFS are CHESS Units of Foreign Financial Products relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

ANALYSIS OF SHAREHOLDERS AND CUFS HOLDERS

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	326,461	81.49	75,437,185	0.42
1,000 – 5,000	53,308	13.31	120,455,410	0.67
5,001 – 10,000	10,927	2.73	79,907,801	0.45
10,001 – 100,000	9,401	2.35	217,535,529	1.22
100,001 – 1,000,000	435	0.11	105,265,326	0.59
1,000,001 and above	57	0.01	17,258,131,893	96.65
	400,589	**100.00**	**17,856,733,144**	**100.00**

Number of holders holding less than a marketable parcel 302,959

Note:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.
2. Based on information available to the Company as at 31 May 2004, approximately 29.9% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 August 2003 ("2003 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than five per cent of the issued ordinary share capital of the Company as at the date of the 2003 EGM. No share purchase has been undertaken pursuant to such mandate.

RELATIVE SHARE PRICE

(1 Apr 2003 - 31 Mar 2004)


% Change
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
12 month growth
SingTel-SGX +70%
SingTel-ASX +43%
Straits Times Index +45%
MSCI World Telecom Index +32%
MSCI Asia Pacific Telecom Index +43%
SingTel-SGX
Straits Times Index
MSCI Asia Pacific Telecom Index
MSCI World Telecom Index
SingTel-ASX
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR

10-YEAR CUMULATIVE PROFIT & DIVIDEND HISTORY

For the Year ended 31 March


S$Billion
25
20
15
10
5
0
Net profit attributable to shareholders
Total dividends
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

SINGTEL CONTACT POINTS

HEADQUARTERS
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6738 3769
Email: contact@singtel.com
Web: www.singtel.com

Company Secretary: Chan Su Shan
Assistant Company Secretary: Lim Li Ching

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300
Audit Partner: Gautam Banerjee

SHARE REGISTRAR
Singapore:
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
+61 3 9615 5970 (International callers)
Fax: +61 2 8234 5050
Email: web.queries@computershare.com.au

AMERICAN DEPOSITORY RECEIPTS
Citibank N.A.
111 Wall Street
New York, NY 10005
20th Floor Zone 7
Tel: +212 657 1853
Fax: +212 825 5398
Email: rhonda.c.lee@citigroup.com

IN SINGAPORE:
SINGTEL CUSTOMER HOTLINES

Billing	1688
Business	1606
Fault Reporting	1608
Mobile	1626
Paging	1620
Residential	1609
SingNet	1610

IN AUSTRALIA:
SINGTEL OPTUS
All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Web: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8901 4500

OVERSEAS OFFICES
China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8386 1752
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5437 7033
0120 680 229 (toll free)
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Redwood City
Tel: +1 650 508 6800
1 877 SingTel (US toll free)
Fax: +1 650 508 1579
Email: singtel-usa@singtel.com

USA, Connecticut, Stamford
Tel: +1 203 323 9690
1 877 SingTel (US toll free)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

USA, Texas, Houston
Tel: +1 281 405 2626
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

USA, Illinois, Chicago
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

NATIONAL COMPUTER SYSTEMS
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

SingTel



LEADERSHIP

Singapore. Australia. Asia.

Annual Review & Summary Financial Statement 2003/2004

SingTel

CORPORATE PROFILE

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through SingTel's wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multinational corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 47 million customers in six markets.

In 2004, SingTel celebrates 125 years of telecommunications in Singapore.


Celebrating
125
years

LETTER TO SHAREHOLDERS



SingTel delivered exceptional results for the financial year 2004. Operating revenue rose 17 per cent to an all-time high of S$12.0 billion while net profit after tax more than tripled to a record S$4.49 billion.

Our robust results were boosted by a large profit on SingTel's disposal of its entire stake in Belgacom, the Belgian telco. However, even excluding exceptional gains from divestments, the Group's net profit (pre-goodwill) was still a record at S$2.85 billion, a strong increase of 32 per cent year on year.

These results were possible because SingTel had the foresight over the last decade to pursue a long term strategy to achieve geographical diversification of the Group's business. This strategy has created value for shareholders.

Belgacom is a good example of the Group's excellent track record with its overseas investments. SingTel acquired a 12.15 per cent stake in Belgacom in 1996 for S$837 million. Through its participation on the Board and in management, SingTel helped Belgacom achieve significant improvements in operational performance.

In the eight years following its acquisition, SingTel received S$520 million from Belgacom in dividends and another S$2.28 billion in proceeds from the company's successful initial public offering in March 2004 and related share buyback transactions. This gives a compound annual cash return of 17 per cent for the investment.

DELIVERING A STRONG SET OF RESULTS

The Group's results for the year exceeded all our key objectives.

The Singapore business generated very strong cash flow. Despite very difficult market conditions, SingTel still managed to maintain its operational EBITDA margin at 50 per cent, a result of very careful cost management.

In Australia, our wholly-owned subsidiary SingTel Optus is now making a healthy contribution to the Group's earnings and cash flows. Optus has delivered an impressive set of results – reporting strong growth in net profit, revenue and cash flow. It has also increased its market share in all divisions.

For the year, Optus grew revenue by at least three times faster than the Australian market as a whole. Its free cash flow for the year was A$1.11 billion, up 101 per cent from last year and a significant achievement compared to the A$612 million cash flow deficit it had just two years ago.

SingTel's four regional mobile associates – AIS, Bharti, Globe and Telkomsel – all performed very well during the year. While subscriber growth will slow in the Philippines and Thailand, markets like India and Indonesia – where penetration levels are still relatively low – will present the next wave of growth for us.

MAINTAINING AN OPTIMUM CAPITAL STRUCTURE

The Group seeks to make the best use of its capital resources and to retain an efficient capital structure. For the year, SingTel improved its return on invested capital from 13.4 per cent to 14.9 per cent.

SingTel successfully divested a number of major non-core assets – Belgacom, SingPost and Yellow Pages – during the year, raising close to S$3.3 billion in proceeds. We are proposing to return S$3.0 billion, or more than 90 per cent, of this amount to shareholders by way of a capital reduction.

The capital reduction will involve the cancellation of approximately 7.1 per cent of SingTel's total issued share capital. For most shareholders, this would mean one share cancelled for every 14 held. SingTel will make a cash distribution of S$2.36 for each share cancelled.

We have chosen to return cash through a capital reduction for several reasons. Firstly, it optimises SingTel's level of debt and cash. Secondly, it will enhance the Group's earnings per share and improve its return on equity.

Importantly, with the capital reduction, there is no dilution for shareholders. After the exercise, every shareholder will own approximately the same proportion of the company's share capital as before.

Besides the return of capital, I am pleased to inform shareholders that the Board of Directors is also recommending a 16 per cent increase in SingTel's final gross dividend for the year to 6.4 cents a share, amounting to S$1.1 billion.

The capital reduction and final gross dividend will result in a payout to shareholders totalling S$4.1 billion. The Group's financial position will remain strong after the payout with our gearing at a comfortable level. We expect healthy organic cash flow generation to support debt repayments and fund new business opportunities.

ACHIEVING EXCELLENT CORPORATE GOVERNANCE

Besides delivering sustainable returns for shareholders, the Group is also committed to maintaining the highest standards of corporate governance. Our efforts have been recognised by numerous awards and accolades, most recently in a survey by BusinessWeek and US-based Institutional Shareholder Services (ISS).

The survey ranked 1,785 non-US companies from Canada to Japan based on eight core criteria for corporate governance. SingTel received a corporate governance quotient score of 98.6, which means it outperformed 98.6 per cent of the companies ranked by ISS.

As part of our corporate governance practices, for the first time this year, SingTel's Chief Executive Officer and Chief Financial Officer have signed off on the integrity of the Group's financial statements and the design and operating effectiveness of its risk management, and internal compliance and control systems.

Recognising and managing risk is an important element in establishing and maintaining good corporate governance practices. The integrity of a company's financial reporting depends on the existence of a sound system of risk management and internal controls.

The sign off by the CEO and CFO focusses on financial reporting risks and controls, and covers the financial year 2004. This practice is intended to encourage management accountability, and also provides support for the statements required by the Directors under Singapore's Companies Act in relation to SingTel's financial statements.

GROWING AS A BLUE CHIP STOCK

We are maintaining our medium term target of double digit underlying earnings growth for the Group. Our ability to grow at these levels for financial year 2005 depends on economic developments in Singapore, Australia and the region.

The Singapore business should continue to generate strong and reliable cash flows while in Australia, we expect Optus to maintain its strong operational momentum. Our regional mobile associates should also continue to grow strongly.

It remains for me to thank the many people who have helped the Group achieve its sterling results for the year. These include my fellow Directors on the Board, the Group's Management and our 19,000 employees in Singapore, Australia and elsewhere.

In particular, I would like to extend my thanks to Mr Quek Poh Huat who will be stepping down from the Board at this year's Annual General Meeting. Mr Quek joined the SingTel Board in December 1995 and has contributed immeasurably to the Board with his active and invaluable participation over the years.

I would also like to take this opportunity to welcome to the Board two recent appointees, Messrs Graham John Bradley and Deepak S Parekh. Mr Bradley, from Australia, and Mr Parekh, from India, bring with them international experience which will be an asset to the Board, given the multinational nature of SingTel's business and operations. The Group benefits from guidance and leadership provided by the broad diversity of talents on its Board.

Finally, I would like to thank the Group's customers, partners, and you, our shareholders. With your support, SingTel is well placed to continue to deliver on its commitment to create value as a blue chip growth stock.

CHUMPOL NALAMLIENG
Chairman

SUMMARY FINANCIAL STATEMENT

The summary financial statement as set out on pages 4 to 16 contains only a summary of the information in the directors' report and financial statements of the Company's Full Financial Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Full Financial Report should be consulted. Shareholders may request for a copy of the Full Financial Report at no cost by notifying the Company by 7 July 2004.

SUMMARY DIRECTORS' REPORT

1. DIRECTORS

The directors of the Company in office at the date of this report are as follows:

Chumpol NaLamlieng (Chairman) (appointed as Chairman on 29 August 2003)
Lee Hsien Yang (President and Chief Executive Officer)
Graham John Bradley (appointed on 24 March 2004)
Paul Chan Kwai Wah
Heng Swee Keat (appointed on 4 July 2003)
Simon Israel (appointed on 4 July 2003)
Professor Tommy Koh (appointed on 4 July 2003)
John Powell Morschel
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

Ang Kong Hua and LG Lim Chuan Poh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 29 August 2003.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Investment holding;
Operation of a submarine cable system;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

Following the reduction of the Company's equity interest in Singapore Post Limited upon its Initial Public Offering and the sale of SingTel Yellow Pages Pte Ltd's (now known as SingTel Interactive Pte. Ltd.) directory assets and businesses during the financial year, postal services and directory advertising and publishing ceased to be principal activities of the Group.

There have been no other significant change in the nature of the principal activities during the financial year.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the **Singapore Telecom Executives' Share Option Scheme** ("1994 Scheme") and **Singapore Telecom Share Option Scheme 1999** ("1999 Scheme"), and performance shares granted under the **SingTel Executives' Performance Share Plan.**

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later	At 31 Mar 2004	At 1 Apr 2003 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares of S$0.15 each)				
Chumpol NaLamlieng	100,000	–	–	–
Lee Hsien Yang [1]	752,393	752,393	1,407,164	1,740
Graham John Bradley	70,000	70,000	–	–
Paul Chan Kwai Wah	1,880	1,880	1,740	1,740
Heng Swee Keat	1,490	1,490	–	–
Simon Israel	5,000	5,000	45,000	25,000
Professor Tommy Koh	3,700	3,700	650	650
John Powell Morschel	3,200	3,200	–	–
Quek Poh Huat	1,880	1,880	1,740	1,740
Jackson Peter Tai	110,000	110,000	–	–
Nicky Tan Ng Kuang	60,000	–	–	–
(Options to purchase ordinary shares of S$0.15 each)				
Chumpol NaLamlieng [2]	60,000	60,000	–	–
Lee Hsien Yang [3]	6,050,000	6,170,000	–	–
Paul Chan Kwai Wah [2]	60,000	60,000	–	–
John Powell Morschel [2]	60,000	60,000	–	–
Quek Poh Huat [2]	60,000	60,000	–	–
Jackson Peter Tai [2]	60,000	60,000	–	–
Nicky Tan Ng Kuang [2]	–	60,000	–	–

Notes:

(1) Lee Hsien Yang was awarded up to 1,405,424 ordinary shares of S$0.15 each in Singapore Telecommunications Limited pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance criteria being met and other terms and conditions.

(2) At exercise price of S$1.42 per share (2003: S$1.42 per share).

(3) At exercise price of between S$1.36 and S$3.03 per share (2003: between S$1.36 and S$3.03 per share). Included in the share options as at 31 March 2004 are 2,150,000 (2003: 2,150,000) Performance Share Options which will only vest if performance targets are met.

Between the end of the financial year and 21 April 2004, Graham John Bradley acquired an additional 30,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2004.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

6. SHARE OPTIONS

The Compensation Committee is responsible for administering the share option plans. At the date of this report, the Committee members are Chumpol NaLamlieng (Chairman of the Committee), John Powell Morschel and Jackson Peter Tai.

Share options exercised and cancelled during the financial year, and options outstanding at the end of the financial year, were as follows:

(a) 1994 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
17.6.98	18.6.99 to 17.6.03	S$2.05	3,091	3,091	–

Following the approval of the 1999 Scheme by shareholders at the Extraordinary General Meeting held on 29 September 1999, the 1994 Scheme was terminated.

Included in the balance as at 1 April 2003 are 120,000 share options granted on 17 June 1998 to an executive director. All outstanding options granted under the 1994 Scheme lapsed on 17 June 2003.

(b) 1999 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	7,756	–	437	7,319
15.5.00	16.5.01 to 15.5.10	S$2.29	30	–	30	–
9.6.00	10.6.01 to 9.6.10	S$2.26	31,046	208	2,054	28,784
3.7.00	4.7.01 to 3.7.10	S$2.40	30	–	30	–
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
1.9.00	2.9.01 to 1.9.10	S$2.75	113	–	113	–
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	40	–	–	40
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	–	15
19.2.01	20.2.02 to 19.2.11	S$2.84	35	–	15	20
2.5.01	3.5.02 to 2.5.11	S$1.80	225	–	–	225
30.5.01	31.5.02 to 30.5.11	S$1.69	52,557	11,985	3,681	36,891
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	–	–	25
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	–	–	40
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	–	25
8.8.01	9.8.02 to 8.8.11	S$1.87	150	–	150	–
Balance carried forward			**92,982**	**12,193**	**6,510**	**74,279**

6. SHARE OPTIONS (cont'd)
(b) 1999 Scheme (cont'd)

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
Market Price Share Options						
For staff and senior management						
Balance brought forward			**92,982**	**12,193**	**6,510**	**74,279**
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	20	12	–	8
29.11.01	30.11.02 to 29.11.11	S$1.73	37,815	388	3,388	34,039
10.12.01	11.12.02 to 10.12.11	S$1.75	222	–	–	222
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	101,536	9,668	7,674	84,194
3.6.02	4.6.03 to 3.6.12	S$1.54	125	–	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	36	–	–	36
26.8.02	27.8.03 to 26.8.12	S$1.50	222	–	–	222
For executive director						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.12	S$1.42	560	200	60	300
			237,564	**22,462**	**17,631**	**197,472**
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	9,616	266	877	8,474
For executive director						
3.7.02	3.7.05 to 3.7.12	S$1.36	2,150	–	–	2,150
			11,766	**266**	**877**	**10,624**
Total			**249,330**	**22,727**	**18,507**	**208,095**

6. SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

The 1999 Scheme was suspended with the implementation of the **SingTel Executives' Performance Share Plan** following a review of the remuneration policy across SingTel Group in 2003. Hence, no share option was granted in the financial year ended 31 March 2004. The existing share options granted will continue to vest according to the terms and conditions of the schemes and the respective grants.

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 2004	Aggregate options granted since commencement of scheme to 31 Mar 2004	Aggregate options exercised since commencement of scheme to 31 Mar 2004	Aggregate options outstanding as at 31 Mar 2004
1999 Scheme				
Chumpol NaLamlieng	–	60,000	–	60,000
Lee Hsien Yang	–	6,050,000	–	6,050,000
Graham John Bradley	–	–	–	–
Paul Chan Kwai Wah	–	60,000	–	60,000
Heng Swee Keat	–	–	–	–
Simon Israel	–	–	–	–
Professor Tommy Koh	–	–	–	–
John Powell Morschel	–	60,000	–	60,000
Quek Poh Huat	–	60,000	–	60,000
Jackson Peter Tai	–	60,000	–	60,000
Nicky Tan Ng Kuang	–	60,000	60,000	–
Ang Kong Hua (1)	–	140,000	140,000	–
LG Lim Chuan Poh (1) (2)	–	–	–	–
Keith Tay Ah Kee (3)	–	20,000	–	–
	–	6,570,000	200,000	6,350,000

Notes:
(1) Retired following the conclusion of the Annual General Meeting held on 29 August 2003.
(2) LG Lim Chuan Poh did not accept the share options granted to him.
(3) Retired following the conclusion of the Annual General Meeting held on 30 August 2002. 20,000 SingTel share options were granted to Mr Keith Tay Ah Kee as a director of Singapore Post Pte Ltd ("SingPost") in September 2002. With the Initial Public Offering of SingPost in May 2003, the SingTel share options were cancelled in exchange for SingPost share options.

6. SHARE OPTIONS (cont'd)

(c) Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("SingTel Optus"), the **Optus Executive Option Plan** was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option. Details are as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1.4.03 ('000)	Options cancelled ('000)	Balance as at 31.3.04 ('000)
24.5.00 (1)	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	8,096	1,135	6,961

Note:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding **Optus Executive Option Plan** share options based on a ratio of 1.66 SingTel shares per share option.

From the commencement of the 1999 Scheme to 31 March 2004, an aggregate of 273,767,350 share options have been granted to directors and employees of the Company and its subsidiary companies.

As of 31 March 2004, save as mentioned herein, no share options have been granted to controlling shareholders or their associates, or to parent group directors or employees, and no participant has received 5% or more of the total options available under the share option schemes.

During the current financial year, the Company issued 22,727,300 ordinary shares of S$0.15 each upon the exercise of 22,727,300 share options at the exercise price of between S$1.36 and S$2.26 per share.

The above mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

7. **PERFORMANCE SHARE PLANS**

Following a review of the remuneration policy across the Group, SingTel implemented the **SingTel Executives' Performance Share Plan** in June 2003 and granted awards to selected employees of the Group ("participants") under this plan. The **SingTel Executives' Performance Share Plan** only allows the Company to purchase and deliver existing ordinary shares to participants upon the vesting of awards. The **SingTel Performance Share Plan** was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003 and this plan gives the Company the flexibility to either allot and issue and deliver new ordinary shares or purchase and deliver existing ordinary shares upon the vesting of awards.

Participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted in the financial year ended 31 March 2004 is three years. At the end of the performance period, SingTel will determine the number of SingTel shares to be allocated to each participant or category of participants based on the level of attainment of the performance targets.

As at 31 March 2004, 36,898,296 performance shares of the Group were outstanding pursuant to the **SingTel Executives' Performance Share Plan.**

Performance share awards granted and cancelled during the financial year, and share awards outstanding at the end of the financial year, are as follows:

Date of Grant	Share awards granted ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2004 ('000)
<u>Performance shares (General Awards)</u>			
For staff and senior management			
25.6.03	33,513	1,614	31,899
For executive director			
25.6.03	703	–	703
	34,216	1,614	32,602
<u>Performance shares (Senior Management Awards)</u>			
For senior management			
25.6.03	3,593	–	3,593
For executive director			
25.6.03	703	–	703
	4,296	–	4,296
Total	38,512	1,614	36,898

8. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman)
Graham John Bradley (appointed on 27 April 2004)
Heng Swee Keat (appointed on 29 August 2003)
Jackson Peter Tai

Chumpol NaLamlieng, who served during the financial year, resigned on 29 August 2003 following a review of the composition of the board committees.

9. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group and of the Company for the financial year in which this report is made, or render any items in the financial statements of the Group and the Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The summary financial statement set out on pages 4 to 16 was approved by the board of directors on 5 May 2004 and was signed on its behalf by:

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
5 May 2004

AUDITORS' REPORT

To the Members of Singapore Telecommunications Limited

We have examined the summary financial statement set out on pages 4 to 16.

In our opinion, the summary financial statement is consistent in all material respects with the full financial statements and directors' report of Singapore Telecommunications Limited for the year ended 31 March 2004 from which they were derived and complies with the requirements of section 203A of the Singapore Companies Act, and regulations made thereunder, applicable to a summary financial statement.

We have issued an unqualified audit report dated 5 May 2004 on the full financial statements of Singapore Telecommunications Limited and its subsidiary companies for the year ended 31 March 2004, which is as follows:

"AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2004 set out on page 68 to 134. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
5 May 2004

Note:
The page numbers are as stated in the Auditors' Report dated 5 May 2004 included in Singapore Telecommunication Limited's full financial statements for the financial year ended 31 March 2004.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SUMMARY INCOME STATEMENTS

For the Financial Year ended 31 March 2004

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Operating revenue	11,994.7	10,258.7	2,358.8	2,586.8
Operating expenses	(7,768.3)	(6,562.2)	(1,100.1)	(1,191.5)
Other income	61.7	46.2	71.0	79.1
Operational EBITDA	**4,288.1**	**3,742.7**	**1,329.7**	**1,474.4**
Compensation from IDA	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	(565.7)	(555.6)	–	–
Depreciation and other amortisation	(1,875.2)	(1,763.2)	(391.5)	(372.7)
	2,184.2	**1,760.9**	**1,275.2**	**1,438.7**
Exceptional items	2,540.7	(1,027.4)	1,995.7	(503.6)
Profit on operating activities	**4,724.9**	**733.5**	**3,270.9**	**935.1**
Associated and joint venture companies				
– share of ordinary results	1,444.3	774.6	–	–
– share of exceptional items	(324.5)	257.2	–	–
– amortisation of goodwill	(89.7)	(77.2)	–	–
	1,030.1	954.6	–	–
Profit before interest and tax	**5,755.0**	**1,688.1**	**3,270.9**	**935.1**
Interest and investment income	311.2	7.4	217.1	753.7
Interest on borrowings	(476.4)	(534.4)	(224.7)	(245.9)
Profit before tax	**5,589.8**	**1,161.1**	**3,263.3**	**1,442.9**
Taxation	(972.9)	(54.4)	(126.7)	(216.3)
Profit after tax	**4,616.9**	**1,106.7**	**3,136.6**	**1,226.6**
Minority interests	(132.1)	293.8	–	–
Profit attributable to shareholders	**4,484.8**	**1,400.5**	**3,136.6**	**1,226.6**
Net profit (before goodwill and exceptionals)	**2,852.2**	**2,167.1**		
EBITDA	**5,744.9**	**5,111.5**		
Directors' remuneration paid by the Company	3.0	2.2	3.0	2.2
Basic earnings per share (cents)	25.15	7.86		
Basic earnings per share (cents) (before goodwill and exceptional items)	16.00	12.16		
Diluted earnings per share (cents)	25.13	7.86		
Net tangible asset per share (cents)	43.21	16.80		

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SUMMARY BALANCE SHEETS

As at 31 March 2004

	GROUP		COMPANY	
	2004 S$ mil	2003 S$ mil	2004 S$ mil	2003 S$ mil
Current assets				
Cash and cash equivalents	3,161.9	949.4	1,852.9	489.4
Short term investments	460.7	107.9	5.0	20.0
Trade and other debtors	4,485.4	2,264.8	3,056.3	1,368.1
Inventories	169.2	383.4	7.0	10.5
	8,277.2	**3,705.5**	**4,921.2**	**1,888.0**
Non-current assets				
Property, plant and equipment (net)	12,137.9	12,725.2	2,796.8	2,994.0
Goodwill on consolidation	9,736.2	10,294.9	–	–
Intangibles	592.9	521.4	4.3	4.6
Subsidiary companies	–	–	18,830.9	19,972.3
Associated companies	4,716.8	4,845.8	36.6	3.1
Joint venture companies	314.3	358.9	158.3	170.8
Long term investments	109.8	226.5	51.6	131.4
Deferred tax assets	893.8	953.4	–	–
Other non-current assets	78.3	38.9	32.1	25.3
	28,580.0	**29,965.0**	**21,910.6**	**23,301.5**
Total assets	**36,857.2**	**33,670.5**	**26,831.8**	**25,189.5**
Current liabilities				
Trade and other creditors	3,688.9	3,454.6	1,254.7	1,152.9
Provisions	18.2	18.5	–	–
Dividends payable to minority shareholders	173.3	–	–	–
Due to subsidiary companies	–	–	311.5	465.9
Borrowings (unsecured)	83.4	427.9	–	–
Borrowings (secured)	1,069.1	340.3	–	–
Current income tax	521.4	477.9	236.8	264.3
	5,554.3	**4,719.2**	**1,803.0**	**1,883.1**
Non-current liabilities				
Due to subsidiary companies	–	–	–	101.7
Borrowings (unsecured)	8,631.1	8,946.1	6,279.3	6,438.0
Borrowings (secured)	108.8	958.1	–	–
Deferred income tax	479.6	603.0	375.9	462.6
Deferred income	1,074.2	1,426.4	1,022.2	1,360.3
Advance billings	1,128.6	1,195.2	–	–
Other non-current liabilities	79.0	203.6	18.4	20.9
	11,501.3	**13,332.4**	**7,695.8**	**8,383.5**
Total liabilities	**17,055.6**	**18,051.6**	**9,498.8**	**10,266.6**
Net assets	**19,801.6**	**15,618.9**	**17,333.0**	**14,922.9**
Share capital and reserves				
Share capital	2,677.3	2,673.9	2,677.3	2,673.9
Reserves	17,074.9	12,796.1	14,655.7	12,249.0
Interest of shareholders of the Company	**19,752.2**	**15,470.0**	**17,333.0**	**14,922.9**
Minority interests	49.4	148.9	–	–
	19,801.6	**15,618.9**	**17,333.0**	**14,922.9**
Current assets/(liabilities)	**2,722.9**	**(1,013.7)**	**3,118.2**	**4.9**

NOTES TO THE SUMMARY FINANCIAL STATEMENT

1. EFFECT OF CHANGES IN SINGAPORE COMPANIES LEGISLATION

Pursuant to the Companies Act (Accounting Standards) Regulations 2002 applicable to Singapore from 1 January 2003, the Group and Company prepare their financial statements in accordance with Singapore Financial Reporting Standards ("FRS") with effect from its financial year beginning 1 April 2003. Hence these financial statements, including the comparative figures, have been prepared in accordance with FRS. Previously, the Group and the Company prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard ("SAS").

The adoption of FRS does not have a material impact on the accounting policies and figures presented in the statutory financial statements for the financial year ended 31 March 2003.

Prior to 1 April 2003, the Group adopted SAS 22, *Business Combinations.* FRS 22 is substantially similar to SAS 22 except that unlike SAS 22, FRS 22 does not require adjustments of attributable goodwill previously deducted from equity against profit or loss on disposal of the investment. The results of the prior years have not been adjusted retrospectively for the adoption of FRS 22 as the effects are not material. Under FRS 22, net profit after tax would have been S$1,468.3 million instead of S$1,400.5 million reported for the year ended 31 March 2003.

2. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	GROUP	
	2004 S$ mil	2003 S$ mil
Profit before tax	5,589.8	1,161.1
Adjustments for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	565.7	555.6
– associated and joint venture companies	89.7	77.2
Depreciation and other amortisation	1,875.2	1,763.2
Exceptional items	(2,540.7)	1,027.4
Interest and investment income	(311.2)	(7.4)
Interest on borrowings	476.4	534.4
EBITDA	5,744.9	5,111.5

3. NET PROFIT (BEFORE GOODWILL AND EXCEPTIONALS)

	GROUP	
	2004 S$ mil	2003 S$ mil
Profit attributable to shareholders	4,484.8	1,400.5
Adjustments for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	565.7	555.6
– associated and joint venture companies	89.7	77.2
Exceptional items	(2,540.7)	1,027.4
Exceptional tax credits	(83.0)	(448.2)
Taxes associated with Belgacom's disposal	156.0	–
Minority interest on exceptional items and tax	179.7	(236.7)
Tax credit on recognition of deferred tax assets on pre-acquisition tax losses and other temporary differences of SingTel Optus Group	–	(208.7)
Net profit (before goodwill and exceptionals)	2,852.2	2,167.1

4. DIVIDENDS

	GROUP	
	2004 S$ mil	2003 S$ mil
Final dividends of 5.5 cents (2003: 5.5 cents) per share, net of tax of 22.0% (2003: 22.0%), paid	764.8	764.7

The directors have proposed a dividend of 6.4 cents per share, less tax at 20.0%, amounting to S$913.8 million in respect of the financial year ended 31 March 2004. The financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2005.

5. RELATED PARTY TRANSACTIONS

During the financial year, the Group has no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	GROUP	
	2004 S$ mil	2003 S$ mil
Telecommunication services rendered	199.6	157.7
Postal services rendered	–	13.8
Rental and maintenance services rendered	28.8	11.8
Information technology services rendered	2.1	5.7
Transmission capacity purchased	154.8	106.5
Telecommunication charges incurred	65.1	62.6
Postal charges incurred	20.8	–
Utility charges incurred	42.8	47.6
Network termination charges incurred	53.7	34.1

All these transactions were at normal commercial terms and conditions and at market rates.

6. DIVESTMENT OF SUBSIDIARY COMPANY

Singapore Post Limited ("SingPost"), a wholly owned subsidiary company as at 31 March 2003, was deconsolidated with effect from 1 April 2003 following the reduction of the Group's equity interest upon the Initial Public Offering of SingPost's shares.

Under Singapore Financial Reporting Standards, the results and net assets of SingPost are to be deconsolidated from the Group's financial statements from the date of divestment on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting of SingPost's results based on its equity interest of 31% from 1 April 2003.

For the previous financial year ended 31 March 2003, SingPost and its subsidiary companies contributed a net profit of S$108.7 million to the Group.

SHAREHOLDER INFORMATION

As at 31 May 2004

ORDINARY SHARES

Number of ordinary shareholders	365,447
Number of holders of CHESS Units of Foreign Financial Products relating to ordinary shares in the Company (CUFS)	35,142

Voting rights:

On a show of hands – every member present in person and each proxy shall have one vote

On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SUBSTANTIAL SHAREHOLDERS

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	11,579,787,516^	15,729,000
The Capital Group Companies, Inc.	–	927,424,453

^ Includes 621,148,877 shares held by DBS Nominees Pte Ltd as custodian.

* The deemed interests were held through the substantial shareholders' associated and/or subsidiary companies.

MAJOR SHAREHOLDERS LIST – TOP 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	10,958,638,639	61.37
2	DBS Nominees Pte Ltd	1,998,722,931	11.19
3	Central Provident Fund Board	1,650,510,099	9.24
4	Raffles Nominees Pte Ltd	1,110,161,518	6.22
5	Citibank Nominees Singapore Pte Ltd	519,693,011	2.91
6	Chess Depositary Nominees Pty Limited	347,180,868*	1.94
7	HSBC (Singapore) Nominees Pte Ltd	314,806,400	1.76
8	United Overseas Bank Nominees Pte Ltd	277,626,385	1.55
9	Oversea-Chinese Bank Nominees Pte Ltd	67,815,692	0.38
10	Morgan Stanley Asia (S'pore) Securities Pte Ltd	26,491,491	0.15
11	DB Nominees (S) Pte Ltd	19,273,042	0.11
12	DBS Vickers Securities (S) Pte Ltd	18,159,704	0.10
13	Employees Provident Fund Board	8,410,000	0.05
14	Merrill Lynch (S'pore) Pte Ltd	6,812,368	0.04
15	UOB Kay Hian Pte Ltd	5,007,155	0.03
16	Dexia Nominees (S) Pte Ltd	4,730,000	0.03
17	Societe Generale Singapore Branch	4,145,014	0.02
18	Amex Nominees (S) Pte Ltd	3,844,392	0.02
19	OCBC Securities Private Ltd	3,122,015	0.02
20	Phillip Securities Pte Ltd	2,813,254	0.02
		17,347,963,978	**97.15**

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 31 May 2004

MAJOR CUFS HOLDERS LIST* – TOP 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	34,706,555	0.19
2	Queensland Investment Corporation	33,065,845	0.19
3	Citicorp Nominees Pty Limited	30,551,976	0.17
4	J P Morgan Nominees Australia Limited	25,244,470	0.14
5	ANZ Nominees Limited	15,658,146	0.09
6	National Nominees Limited	13,384,039	0.07
7	AMP Life Limited	12,823,747	0.07
8	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	10,322,083	0.06
9	Westpac Financial Services Limited	8,870,666	0.05
10	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	8,139,492	0.05
11	Citicorp Nominees Pty Limited (CFS WSLE Industrial Share A/C)	8,045,056	0.05
12	Westpac Life Insurance Services Limited	5,622,260	0.03
13	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	4,947,339	0.03
14	Cogent Nominees Pty Limited	4,820,334	0.03
15	HSBC Custody Nominees (Australia) Limited	3,850,342	0.02
16	Cogent Nominees Pty Limited (SMP Accounts)	2,479,932	0.01
17	Citicorp Nominees Pty Limited (CISL Pet One Account)	2,294,580	0.01
18	Equipart Nominees Pty Ltd	1,693,000	0.01
19	Government Superannuation Office (A/C State Super Fund)	1,607,964	0.01
20	J P Morgan Nominees Australia Limited	1,522,778	0.01
		229,650,604	**1.29**

* CUFS are CHESS Units of Foreign Financial Products relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

ANALYSIS OF SHAREHOLDERS AND CUFS HOLDERS

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	326,461	81.49	75,437,185	0.42
1,000 – 5,000	53,308	13.31	120,455,410	0.67
5,001 – 10,000	10,927	2.73	79,907,801	0.45
10,001 – 100,000	9,401	2.35	217,535,529	1.22
100,001 – 1,000,000	435	0.11	105,265,326	0.59
1,000,001 and above	57	0.01	17,258,131,893	96.65
	400,589	**100.00**	**17,856,733,144**	**100.00**

Number of holders holding less than a marketable parcel 302,959

Note:
1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.
2. Based on information available to the Company as at 31 May 2004, approximately 29.9% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 August 2003 ("2003 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than five per cent of the issued ordinary share capital of the Company as at the date of the 2003 EGM. No share purchase has been undertaken pursuant to such mandate.

SHAREHOLDER INFORMATION

RELATIVE SHARE PRICE

(1 Apr 2003 - 31 Mar 2004)



% Change
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
12 month growth
SingTel-SGX +70%
SingTel-ASX +43%
Straits Times Index +45%
MSCI World Telecom Index +32%
MSCI Asia Pacific Telecom Index +43%
SingTel-SGX
Straits Times Index
MSCI Asia Pacific Telecom Index
SingTel-ASX
MSCI World Telecom Index
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR

10-YEAR CUMULATIVE PROFIT & DIVIDEND HISTORY

For the Year ended 31 March



S$Billion
25
20
15
10
5
0
Net profit attributable to shareholders
Total dividends
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

SINGTEL CONTACT POINTS

HEADQUARTERS
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6738 3769
Email: contact@singtel.com
Web: www.singtel.com

Company Secretary: Chan Su Shan
Assistant Company Secretary: Lim Li Ching

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300
Audit Partner: Gautam Banerjee

SHARE REGISTRAR
Singapore:
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
+61 3 9615 5970 (International callers)
Fax: +61 2 8234 5050
Email: web.queries@computershare.com.au

AMERICAN DEPOSITORY RECEIPTS
Citibank N.A.
111 Wall Street
New York, NY 10005
20th Floor Zone 7
Tel: +212 657 1853
Fax: +212 825 5398
Email: rhonda.c.lee@citigroup.com

IN SINGAPORE:
SINGTEL CUSTOMER HOTLINES

Billing	1688
Business	1606
Fault Reporting	1608
Mobile	1626
Paging	1620
Residential	1609
SingNet	1610

IN AUSTRALIA:
SINGTEL OPTUS
All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Web: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8901 4500

OVERSEAS OFFICES
China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8386 1752
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5437 7033
0120 680 229 (toll free)
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Redwood City
Tel: +1 650 508 6800
1 877 SingTel (US toll free)
Fax: +1 650 508 1579
Email: singtel-usa@singtel.com

USA, Connecticut, Stamford
Tel: +1 203 323 9690
1 877 SingTel (US toll free)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

USA, Texas, Houston
Tel: +1 281 405 2626
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

USA, Illinois, Chicago
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

NATIONAL COMPUTER SYSTEMS
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

[redacted]

SingTel

CIRCULAR DATED 29 JUNE 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Financial Products relating to ordinary shares (**"CUFS"**), in the capital of Singapore Telecommunications Limited (the **"Company"**), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

in relation to

(1) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited;

(2) the proposed modifications to, and renewal of, the share purchase mandate; and

(3) the proposed alterations to the Articles of Association of the Company.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	27 July 2004 at 3:00 p.m.
Date and time of Extraordinary General Meeting	:	29 July 2004 at 3:00 p.m. (or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2:30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	31 Exeter Road Comcentre Singapore 239732

CONTENTS

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)

Directors:
Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Tommy Koh
John Powell Morschel
Deepak S Parekh
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

29 June 2004

To: The Shareholders, and holders of CHESS Units of Foreign Financial Products relating to ordinary shares (**"CUFS"**), of Singapore Telecommunications Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 The Directors of Singapore Telecommunications Limited (the **"Company"**) propose to seek the approval of Shareholders at an Extraordinary General Meeting (**"EGM"**) of the Company to be held on 29 July 2004 for the following proposals:

(i) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited (**"ASX"**);

(ii) the proposed modifications to, and renewal of, the share purchase mandate; and

(iii) the proposed alterations to the Articles of Association of the Company (the **"Articles"**).

1.2 The purpose of this Circular is to explain the reasons for, and to provide Shareholders and CUFS holders with information relating to, the proposals to be tabled at the EGM.

2. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

2.1 The Company was admitted to the Official List of ASX on 5 September 2001, and is therefore subject to the ASX Listing Rules. Under the ASX Listing Rules, a director, an associate (**"ASX Associate"**) of a director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the ordinary shareholders approve that participation by ordinary resolution. For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of ordinary shares of S$0.15 each in the capital of the Company (**"Ordinary Shares"**) under the SingTel Performance Share Plan). An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

2.2 The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

2.2.1 The person (the **"Relevant Person"**) in relation to whom approval to participate in the SingTel Performance Share Plan in the period (the **"Relevant Period"**) from the date of the 12th Annual General Meeting until the date of the 13th Annual General Meeting or the date falling 12 months after the date of the 12th Annual General Meeting, whichever is the earlier, is being sought is:
Lee Hsien Yang

2.2.2 The maximum number of Ordinary Shares that may be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	Maximum Number of Ordinary Shares
Lee Hsien Yang	2,000,000

2.2.3 The Ordinary Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person in the Relevant Period will be awarded free of charge.

The other terms and conditions of Ordinary Shares to be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

2.2.4 None of the Directors or ASX Associates have received any awards of Ordinary Shares under the SingTel Performance Share Plan as at 14 May 2004, the latest practicable date prior to the printing of this Circular (the **"Latest Practicable Date"**). Executive Directors are eligible to participate in the SingTel Performance Share Plan. Lee Hsien Yang is the only executive Director of the Company.

2.2.5 In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(i) a Director of the Company; and

(ii) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3. THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHARE PURCHASE MANDATE

3.1 Background

3.1.1 At an Extraordinary General Meeting of the Company held on 29 August 2003 (the **"2003 EGM"**), Shareholders had approved, *inter alia*, the renewal of a mandate (the **"Share Purchase Mandate"**) to enable the Company to purchase or otherwise acquire issued Ordinary Shares. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the Company's Circular to Members and CUFS Holders dated 15 July 2003 (the **"2003 Circular"**) and Ordinary Resolution 4 set out in the Notice of the 2003 EGM.

3.1.2 The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 4 at the 2003 EGM and will expire on the date of the forthcoming 12th Annual General Meeting convened to be held on 29 July 2004. Accordingly, the Directors propose that the Share Purchase Mandate be renewed at the EGM immediately following the 12th Annual General Meeting.

3.2 Rationale

3.2.1 The rationale for the Company to undertake the purchase or acquisition of its issued Ordinary Shares, as previously stated in the 2003 Circular, is as follows:

(i) In managing the business of the Company and its subsidiaries (the **"Group"**), management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(ii) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(iii) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

3.2.2 The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Ordinary Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

3.2.3 While the Share Purchase Mandate would authorise a purchase or acquisition of Ordinary Shares up to the increased limit of 10 per cent. as described in paragraph 3.3.1 below, it should be noted that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10 per cent. limit as authorised, and no purchases or acquisitions of Ordinary Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 Authority and limits of the Share Purchase Mandate

Other than the authority and limits relating to the maximum number of Ordinary Shares which may be purchased or acquired by the Company and the method of calculation of the maximum price for off-market purchases pursuant to an equal access scheme, the authority and limits placed on purchases or acquisitions of Ordinary Shares by the Company under the proposed Share Purchase Mandate, if renewed at the forthcoming EGM, are substantially the same as were previously approved by Shareholders at the 2003 EGM, and, for the benefit of Shareholders, are summarised below:

3.3.1 *Maximum number of Ordinary Shares*

As previously approved by Shareholders at the 2003 EGM, the total number of Ordinary Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate was limited to that number of Ordinary Shares representing not more than five per cent. of the issued ordinary share capital of the Company as at the date of the 2003 EGM at which the renewal of the Share Purchase Mandate was then approved.

The Directors are proposing that, in respect of the renewal of the Share Purchase Mandate at the forthcoming EGM, the total number of Ordinary Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate be increased to that number of Ordinary Shares representing not more than 10 per cent. of the issued ordinary share capital of the Company as at the date of the forthcoming EGM.

3.3.2 *Duration of authority*

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the forthcoming EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 *Manner of purchases or acquisitions of Ordinary Shares*

Purchases or acquisitions of Ordinary Shares may be made by way of:

(i) on-market purchases (**"Market Purchases"**), transacted on the Singapore Exchange Securities Trading Limited (**"SGX-ST"**), or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose; and/or

(ii) off-market purchases (**"Off-Market Purchases"**), otherwise than on a stock exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules of the SGX-ST (or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted) and the Companies Act, Chapter 50 (the **"Companies Act"**), as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all of the following conditions:

(a) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(b) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(c) the terms of all the offers are the same (except that there shall be disregarded (I) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (II) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the Listing Manual of the SGX-ST.

3.3.4 *Purchase price*

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors must not exceed:

(i) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an Off-Market Purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares,

in either case, excluding related expenses of the purchase or acquisition (the **"Maximum Price"**).

For the above purposes:

(a) **"Average Closing Price"** means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Ordinary Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of an Ordinary Share for the five consecutive market days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Ordinary Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period.

(b) As previously approved by Shareholders at the 2003 EGM, the **"date of the making of the offer"** meant the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

The Directors are proposing that, in respect of the renewal of the Share Purchase Mandate at the forthcoming EGM, the definition of the **"date of the making of the offer"** be amended to mean the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 Source of funds

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

3.5 Financial effects

3.5.1 The Company's total issued ordinary share capital will be diminished by the total nominal amount (or par value) of the Ordinary Shares purchased or acquired by the Company. The consideration paid by the Company for the purchase or acquisition of Ordinary Shares (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

3.5.2 The financial effects on the Company and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

3.5.3 Based on the existing issued and paid-up ordinary share capital of the Company as at the Latest Practicable Date, the purchase by the Company of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 1,785,528,024 Ordinary Shares.

3.5.4 In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 1,785,528,024 Ordinary Shares at the Maximum Price of S$2.4738 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,785,528,024 Ordinary Shares is S$4,417,039,225.77. In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 1,785,528,024 Ordinary Shares at the Maximum Price of S$2.5916 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,785,528,024 Ordinary Shares is S$4,627,374,426.99.

3.5.5 For illustration purposes only, on the basis of the assumptions set out in paragraph 3.5.4 above, the financial effects of the acquisition of such Ordinary Shares by the Company pursuant to the Share Purchase Mandate on the audited financial accounts of the Group and the Company for the financial year ended 31 March 2004, without taking into account the effects of the proposed capital reduction to be undertaken by the Company as announced on 6 May 2004 (the **"Capital Reduction"**), and taking into account the effects of the Capital Reduction, are set out below.

Details of the Capital Reduction are set out in the Company's announcement of 6 May 2004 and also in the Company's Circular to Shareholders and CUFS Holders dated 29 June 2004 relating to the Capital Reduction.

<u>Without Capital Reduction</u>

Market Purchases

	GROUP		COMPANY	
	Before Share Purchase S$m	After Share Purchase S$m	Before Share Purchase S$m	After Share Purchase S$m
<u>As at 31 March 2004</u>				
Shareholders' Funds	19,752.2	15,335.2	17,333.0	12,916.0
Current Assets	8,277.2	3,860.2	4,921.2	504.2
Current Liabilities	5,554.3	5,554.3	1,803.0	1,803.0
Total Borrowings	9,892.4	9,892.4	6,279.3	6,279.3
Cash and Cash Equivalents	3,161.9	1,309.0	1,852.9	–
Trade and other debtors	4,485.4	1,921.3	3,056.3	492.2
Number of Ordinary Shares ('000)	17,848,554	16,063,026	17,848,554	16,063,026
<u>Financial Ratios</u>				
Net Assets per Ordinary Share (cents)	110.7	95.5	97.1	80.4
Gearing (%)	50.1	64.5	36.2	48.6
Current Ratio (times)	1.5	0.7	2.7	0.3

Without Capital Reduction (cont'd)

Off-Market Purchases

	GROUP		COMPANY	
	Before Share Purchase S$m	After Share Purchase S$m	Before Share Purchase S$m	After Share Purchase S$m
As at 31 March 2004				
Shareholders' Funds	19,752.2	15,124.8	17,333.0	12,705.6
Current Assets	8,277.2	3,649.8	4,921.2	293.8
Current Liabilities	5,554.3	5,554.3	1,803.0	1,803.0
Total Borrowings	9,892.4	9,892.4	6,279.3	6,279.3
Cash and Cash Equivalents	3,161.9	1,309.0	1,852.9	–
Trade and other debtors	4,485.4	1,710.9	3,056.3	281.8
Number of Ordinary Shares ('000)	17,848,554	16,063,026	17,848,554	16,063,026
Financial Ratios				
Net Assets per Ordinary Share (cents)	110.7	94.2	97.1	79.1
Gearing (%)	50.1	65.4	36.2	49.4
Current Ratio (times)	1.5	0.7	2.7	0.2

With Capital Reduction

Market Purchases

	GROUP		COMPANY	
	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m
As at 31 March 2004				
Shareholders' Funds	19,752.2	12,325.3	17,333.0	9,906.1
Current Assets	8,277.2	3,368.0	4,921.2	12.0
Current Liabilities	5,554.3	5,554.3	1,803.0	1,803.0
Total Borrowings	9,892.4	12,410.1	6,279.3	8,797.0
Cash and Cash Equivalents	3,161.9	1,309.0	1,852.9	–
Trade and other debtors	4,485.4	1,429.1	3,056.3	–
Number of Ordinary Shares ('000)	17,848,554	14,787,649	17,848,554	14,787,649

With Capital Reduction (cont'd)

Market Purchases (cont'd)

	GROUP		COMPANY	
	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m
Financial Ratios				
Net Assets per Ordinary Share (cents)	110.7	83.4	97.1	67.0
Gearing (%)	50.1	100.7	36.2	88.8
Current Ratio (times)	1.5	0.6	2.7	0.01

Off-Market Purchases

	GROUP		COMPANY	
	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m	Before Share Purchase and Capital Reduction S$m	After Share Purchase and Capital Reduction S$m
As at 31 March 2004				
Shareholders' Funds	19,752.2	12,114.9	17,333.0	9,695.7
Current Assets	8,277.2	3,368.0	4,921.2	12.0
Current Liabilities	5,554.3	5,554.3	1,803.0	1,803.0
Total Borrowings	9,892.4	12,620.5	6,279.3	9,007.4
Cash and Cash Equivalents	3,161.9	1,309.0	1,852.9	–
Trade and other debtors	4,485.4	1,429.1	3,056.3	–
Number of Ordinary Shares ('000)	17,848,554	14,787,649	17,848,554	14,787,649
Financial Ratios				
Net Assets per Ordinary Share (cents)	110.7	81.9	97.1	65.6
Gearing (%)	50.1	104.2	36.2	92.9
Current Ratio (times)	1.5	0.6	2.7	0.01

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE AFOREMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10 per cent. of the issued Ordinary Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10 per cent. of the issued Ordinary Shares.

3.6 Listing Rules

3.6.1 The Listing Manual of the SGX-ST specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties, clearing charges, etc.) paid or payable for the shares.

3.6.2 While the Listing Manual of the SGX-ST does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company would not purchase or acquire any Ordinary Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's quarterly, half-yearly and annual results respectively.

3.6.3 The Listing Manual of the SGX-ST now requires a listed company to ensure that at least 10 per cent. of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek Holdings (Private) Limited has an interest (both direct and deemed) in 11,594,565,516 Ordinary Shares representing approximately 64.9 per cent. of the issued Ordinary Shares as at that date. Approximately 29.8 per cent. of the issued Ordinary Shares are held by public shareholders. Assuming the Company had purchased or acquired Ordinary Shares from the public up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 22.0 per cent. of the issued Ordinary Shares would have been held by public shareholders as at that date.

The Company will ensure that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.6.4 As mentioned in paragraph 2.1 above, the Company has been admitted to the Official List of ASX. The ASX Listing Rules set out certain requirements that may be additional to the requirements of the Listing Manual of the SGX-ST unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than five per cent. above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the Listing Manual of the SGX-ST, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the Listing Manual of the SGX-ST, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

3.7 Shareholding limit

3.7.1 The Articles currently prescribe a limit (the **"Shareholding Limit"**) of 15 per cent. of the issued share capital of the Company in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Ordinary Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

3.7.2 As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the interest of a person in Ordinary Shares (such Ordinary Shares not being the subject of a share purchase or acquisition by the Company) immediately following a share purchase or acquisition by the Company will increase correspondingly. The Company wishes to draw the attention of Shareholders and CUFS holders to the following consequences of a purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED ORDINARY SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED ORDINARY SHARES.

3.8 Take-over implications

3.8.1 If, as a result of any purchase or acquisition by the Company of Ordinary Shares, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers (**"Take-over Code"**). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code.

3.8.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely, (i) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (ii) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20 per cent. but not more than 50 per cent. of the equity share capital of a company will be regarded as the test of associated company status.

3.8.3 The circumstances under which Shareholders (including Directors), CUFS holders and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Ordinary Shares by the Company are set out in Appendix 2 of the Take-over Code (**"Appendix 2"**).

3.8.4 The effect of Appendix 2 is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

3.8.5 Under Appendix 2, a shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such shareholder in the Company would increase to 30 per cent. or more, or if such shareholder holds between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such shareholder would increase by more than one per cent. in any period of six months. Such shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

3.8.6 Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 6.2 below, the substantial shareholders of the Company would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10 per cent. of its issued Ordinary Shares as at the Latest Practicable Date.

3.8.7 **Shareholders and CUFS holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any share purchase by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.**

3.9 No share purchases in the last 12 months

The Company has not entered into any transactions to acquire Ordinary Shares by way of Market Purchases or Off-Market Purchases pursuant to an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date. The last Market Purchase was made on 27 March 2001 for 1,000,000 Ordinary Shares for a total consideration of S$2,091,717.53.

4. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

4.1 The following is a summary of the proposed alterations to the Articles:

Article 140

Article 140 currently provides that the interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed four months (or such other period as may be permitted by the Companies Act).

The Listing Manual of the SGX-ST was amended with effect from 2 January 2004 to provide that the interval between the close of a financial year of a company and the company's annual general meeting shall not exceed four months.

Article 140 is accordingly proposed to be altered to be in line with this amendment.

Article 144

Article 144 currently provides that notices or other documents may be served or delivered by the Company to any Shareholder either personally or by post.

The Companies (Amendment) Act 2004, which (with the exception of section 28(a) and (c)) came into operation on 1 April 2004, introduces new provisions which permit electronic distribution of notices of meetings, statutory reports and other documents to members, officers and auditors of the company under certain specified conditions. Electronic transmission may be in the form of sending the notice or document using electronic communications to the current address of the recipient, or publishing the notice or document at a website such that they are accessible by the recipient.

Article 144 is proposed to be amended to permit the Company to serve or deliver notices or other documents using electronic communications in accordance with the provisions of the Companies Act, as amended pursuant to the Companies (Amendment) Act 2004, and/or any other applicable regulations or procedures.

Article 146

Article 146 deals with service of notices or documents in the event of the death or bankruptcy of a Shareholder. The proposed alteration to Article 146 is consequent upon the above proposed alteration to Article 144.

4.2 The text of the Articles which are proposed to be altered is set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

5. RECOMMENDATIONS

5.1 The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 1, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX, and accordingly have also abstained from making any recommendation in respect of Resolution 1.

5.2 The Directors are of the opinion that the proposed modifications to, and renewal of, the Share Purchase Mandate are in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Share Purchase Mandate.

5.3 The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 3, being the Special Resolution relating to the proposed alterations to the Articles.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 The interests of the Directors in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Director [1]	Number of Ordinary Shares Direct Interest	 Deemed Interest	Number of Ordinary Shares comprised *in unexercised options*
Chumpol NaLamlieng	100,000	–	60,000
Lee Hsien Yang	752,393	1,407,164 [2]	6,050,000
Graham John Bradley	100,000	–	–
Paul Chan Kwai Wah	1,880	1,740 [3]	60,000
Heng Swee Keat	1,490	–	–
Simon Israel	5,000	45,000 [4]	–
Tommy Koh	3,700	650 [3]	–
John Powell Morschel	3,200	–	60,000
Quek Poh Huat	1,880	1,740 [3]	60,000
Jackson Peter Tai	110,000	–	60,000
Nicky Tan Ng Kuang	60,000	–	–

Notes:
(1) Mr Deepak S Parekh was appointed to the Board of Directors on 31 May 2004 and hence was not a Director as at the Latest Practicable Date.
(2) 1,740 Ordinary Shares held by spouse. Up to 1,405,424 Ordinary Shares are comprised in a conditional award of performance shares granted pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance criteria being met and the other terms and conditions of the SingTel Executives' Performance Share Plan.
(3) Held by spouse.
(4) Held by a company wholly-owned by Mr Simon Israel.

6.2 The interests of the substantial shareholders of the Company in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholder	Number of Ordinary Shares Direct Interest	 Deemed Interest	Total Percentage Interest
Temasek Holdings (Private) Limited	11,579,787,516	14,778,000[1]	64.9
The Capital Group Companies, Inc.	–	938,962,453[1]	5.3

Notes:
(1) Held through associated and/or subsidiary companies.

7. **EXTRAORDINARY GENERAL MEETING**

The EGM, notice of which is set out on pages 15 to 17 of this Circular, will be held at 31 Exeter Road, Comcentre, Singapore 239732 on 29 July 2004 at 3:00 p.m. (or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2:30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions respectively set out in the Notice of the EGM.

8. **ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS**

8.1 If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

8.2 If a CUFS holder wishes to attend and vote at the EGM, or wishes to nominate a proxy to attend and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

9. **RESPONSIBILITY STATEMENT**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. **DOCUMENTS FOR INSPECTION**

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia during normal business hours from the date hereof up to and including the date of the EGM:

(i) the Rules of the SingTel Performance Share Plan;

(ii) the audited consolidated accounts of the Company for the financial year ended 31 March 2004;

(iii) the 2003 Circular; and

(iv) the Articles.

Yours faithfully,
for and on behalf of the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text of the Articles proposed to be altered have also been reproduced and the principal alterations highlighted.

A. Existing Article 140

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed four months (or such other period as may be permitted by the Act)."

Proposed Alterations to Existing Article 140

By deleting existing Article 140 in its entirety and substituting therefor the following:

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the **date of the Company's Annual General Meeting** shall not exceed four months (or such other period as may be permitted by the Act)."

B. Existing Article 144

"144. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of 24 hours after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted."

Proposed Alterations to Existing Article 144

By deleting existing Article 144 in its entirety and substituting therefor the following:

"144. **(A)** Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of 24 hours after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(B) Without prejudice to the provisions of Article 144(A), any notice or document (including, without limitation, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures."

C. **Existing Article 146**

"146. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder."

Proposed Alterations to Existing Article 146

By deleting existing Article 146 in its entirety and substituting therefor the following:

"146. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member **or given, sent or served to any member using electronic communications** in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder."

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Singapore 239732 on 29 July 2004 at 3:00 p.m. (or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2:30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

Resolution 1

Ordinary Resolution: Participation by the Relevant Person in the SingTel Performance Share Plan

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by the Relevant Person in the Relevant Period specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2004 relating to this Extraordinary General Meeting (the "**Circular**") in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 2

Ordinary Resolution: Modifications to, and Renewal of, the Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$0.15 each in the capital of the Company ("**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

   (i) the date on which the next Annual General Meeting of the Company is held; and

   (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

   "**Prescribed Limit**" means that number of issued Ordinary Shares representing 10 per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

   "**Maximum Price**" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

   (i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

   (ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"Average Closing Price" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"date of the making of the offer" means the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3

Special Resolution: Alterations to the Articles of Association of the Company

That Articles 140, 144 and 146 of the Articles of Association of the Company be and are hereby altered in the manner as set out in the Appendix to the Circular.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
29 June 2004

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Financial Products relating to Ordinary Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 14 May 2004 (the **"Latest Practicable Date"**), the purchase by the Company of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 1,785,528,024 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,785,528,024 Ordinary Shares at the Maximum Price of S$2.4738 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,785,528,024 Ordinary Shares is S$4,417,039,225.77. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,785,528,024 Ordinary Shares at the Maximum Price of S$2.5916 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,785,528,024 Ordinary Shares is S$4,627,374,426.99.

   The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2004 based on these assumptions, without taking into account the effects of the proposed capital reduction to be undertaken by the Company as announced on 6 May 2004 (the **"Capital Reduction"**), and taking into account the effects of the Capital Reduction, are set out in paragraph 3.5.5 of the Company's Circular to Shareholders and CUFS Holders dated 29 June 2004 relating to this Notice.

CIRCULAR DATED 29 JUNE 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Financial Products relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited, you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

in relation to

the proposed Capital Reduction and Cash Distribution

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	27 July 2004 at 3.15 p.m.
Date and time of Extraordinary General Meeting	:	29 July 2004 at 3.15 p.m. (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.00 p.m. on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	31 Exeter Road Comcentre Singapore 239732

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CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"ASX"	:	Australian Stock Exchange Limited.
"Books Closure Date"	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Relevant Shareholders under the Capital Reduction.
"Capital Reduction"	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 73 of the Companies Act to return to Relevant Shareholders part of the issued and paid-up share capital of the Company which is in excess of the needs of the Company, details of which are set out on pages 6 to 9 of this Circular.
"Cash Distribution"	:	The proposed cash distribution by the Company to Relevant Shareholders of S$2.36 in cash for each Share cancelled by way of the Capital Reduction.
"CDN"	:	CHESS Depositary Nominees Pty Limited.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SingTel"**	:	Singapore Telecommunications Limited.
"Court"	:	The High Court of the Republic of Singapore.
"CPF"	:	The Central Provident Fund Board.
"CPF Holders"	:	Holders of Group A Shares and ST-2 Shares, whose Group A Shares and ST-2 Shares are held on their behalf by CPF.
"CUFS"	:	CHESS Units of Foreign Financial Products relating to Shares.
"CUFS Holders"	:	Holders of CUFS, whose Shares are held on their behalf by CDN.
"Directors"	:	The directors of the Company as at the date of this Circular.
"Effective Date"	:	The date on which the Capital Reduction becomes effective.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is set out on pages 20 and 21 of this Circular.
"EPS"	:	Earnings per Share.
"Executives' Performance Share Plan"	:	The SingTel Executives' Performance Share Plan.
"FY"	:	Financial year ended or ending on 31 March of the relevant year.
"Group" or **"SingTel Group"**	:	SingTel and its subsidiaries.

"Group A Shares"	:	Shares offered at a preferential fixed price of S$1.90 per Share pursuant to the prospectus issued by the Company on 9 October 1993.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"Latest Practicable Date"	:	14 May 2004, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Performance Share Plans"	:	The PSP and the Executives' Performance Share Plan.
"PSP"	:	The SingTel Performance Share Plan.
"Reduction Ratio"	:	The ratio to be applied for the cancellation of Shares pursuant to the Capital Reduction, being one Share cancelled for every 14 Shares held as at the Books Closure Date.
"Relevant Shareholders"	:	CPF Holders, CUFS Holders and Shareholders.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Awards"	:	Awards granted pursuant to the Performance Share Plans.
"Share Buy-Back"	:	Buy-back of Shares by the Company pursuant to the Share Buy-Back Mandate.
"Share Buy-Back Mandate"	:	A general mandate given by Shareholders (including the subsequent renewal thereof if approved by Shareholders) that authorises the Directors to purchase Shares in accordance with its terms, the Companies Act and the listing rules of the SGX-ST and the ASX.
"Share Option Schemes"	:	The Singapore Telecom Share Option Scheme 1999 and the Optus Executive Option Plan.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the Share Option Schemes.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is CDP, the term "Shareholders" shall mean the Depositors (other than CPF or CDN) who have Shares credited to their Securities Accounts.
"Shares"	:	Ordinary shares of S$0.15 each in the capital of the Company.
"ST-2 Shares"	:	Shares offered at a preferential fixed price of S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"A$"	:	Australian dollars.
"%"	:	Per centum or percentage.

The expressions "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* Words importing persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual or any modification thereof, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Capital Reduction[1].

Last date and time for lodgment of Proxy Forms for the EGM[2]	:	27 July 2004 at 3.15 p.m.
Date and time of the EGM	:	29 July 2004 at 3.15 p.m.
Expected date for Court approval of the Capital Reduction	:	27 August 2004
Expected last date and time of "cum" trading of the CUFS on the ASX	:	27 August 2004, 4.00 p.m. (Sydney time)
Expected commencement of deferred settlement trading of the CUFS on the ASX	:	30 August 2004 at 10.00 a.m. (Sydney time)
Expected last date and time of "cum" trading of the Shares on the SGX-ST	:	31 August 2004, 5.00 p.m.
Expected commencement of "ex" trading of the Shares on the SGX-ST	:	1 September 2004 at 9.00 a.m.
Expected Books Closure Date for the Capital Reduction	:	3 September 2004 at 5.00 p.m.
Expected Payment Date for the Cash Distribution	:	24 September 2004

Notes:

(1) The above timetable is only indicative and the actual dates of the above events will be announced in due course by way of MASNET announcement released on the SGX-ST and on the ASX.

(2) All Proxy Forms (other than Proxy Forms from CDN) must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attn: Secretariat) not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

All Proxy Forms from CDN must be lodged by CUFS Holders at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time of the EGM.

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)

LETTER TO SHAREHOLDERS AND CUFS HOLDERS

Directors:

Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Tommy Koh
John Powell Morschel
Deepak S Parekh
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:

31 Exeter Road
Comcentre
Singapore 239732

29 June 2004

To: Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 **Announcement.** On 6 May 2004, the Directors announced the Capital Reduction involving the cancellation of approximately 1.3 billion Shares representing approximately 7.1% of the issued share capital of the Company as at 3 May 2004 and a cash distribution of S$2.36 for each Share cancelled pursuant to the Capital Reduction. The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com.

1.2 **EGM.** The Directors are convening the EGM to be held at 31 Exeter Road, Comcentre, Singapore 239732 on 29 July 2004 to seek the approval of Shareholders for the Capital Reduction.

1.3 **Circular.** The purpose of this Circular is to explain the reasons for, and to provide Shareholders and CUFS Holders with information relating to, the proposal to be tabled at the EGM.

1.4 **SGX-ST.** The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

2. CAPITAL REDUCTION

2.1 **Capital Reduction.** The Capital Reduction exercise will involve the following:

(a) ***Cancellation of Shares based on the Reduction Ratio***

Pursuant to the Capital Reduction, the Company will, subject to the Rounding-Up (as defined in sub-paragraph (b) below), cancel one Share for every 14 Shares held by or on behalf of each of the Relevant Shareholders as at the Books Closure Date.

Relevant Shareholders who hold or own less than 14 Shares as at the Books Closure Date will not be subject to, and their Shares will not be cancelled pursuant to, the Capital Reduction.

(b) ***Rounding-Up***

The Capital Reduction is proposed to be effected such that the resultant number of Shares which would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares based on the Reduction Ratio shall be rounded up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**"). Consequently, the number of Shares proposed to be cancelled from such Relevant Shareholder may be reduced accordingly (please refer to illustration A in paragraph 2.4 below).

However, in the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than that held by or on behalf of such Relevant Shareholder prior to the Capital Reduction being effected, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio (please refer to illustration B in paragraph 2.4 below); or

(ii) is equal to that held by or on behalf of such Relevant Shareholder prior to the Capital Reduction being effected, no Shares shall be cancelled from such Relevant Shareholder (please refer to illustration C in paragraph 2.4 below).

The Rounding-Up is intended to minimise (where possible) the Relevant Shareholders holding Shares in less than multiples of 10 Shares, which is the minimum trading board lot for Shares on the SGX-ST, after the Capital Reduction.

(c) ***Cash Distribution***

The Company will make a cash distribution of S$2.36 for each Share held by or on behalf of the Relevant Shareholders cancelled pursuant to the Capital Reduction.

CUFS Holders will receive their Cash Distribution in the Australian Dollar equivalent of S$2.36 for each CUFS cancelled, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by any Director of the Company prevailing over the five Market Days immediately preceding the Books Closure Date (the "**Exchange Rate**"). The price of S$2.36 for each Share so cancelled is based on the average of the last transacted prices of the Shares traded on the SGX-ST for the five Market Days from (and including) 27 April 2004 to (and including) 3 May 2004.

Based on the issued share capital of the Company of approximately S$2.7 billion comprising approximately 17.9 billion Shares as at the Latest Practicable Date:

(1) an aggregate amount of approximately S$3.0 billion will be returned to the Relevant Shareholders pursuant to the Capital Reduction; and

(2) approximately 1.3 billion Shares will be cancelled under the Capital Reduction.

The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

2.2 **Share Options and Share Awards.** The Company has granted Share Options under the Share Option Schemes which are exercisable into Shares. Although the Company has granted Share Awards under the Executives' Performance Share Plan, the plan provides for the delivery of Shares pursuant to the vesting of Share Awards granted thereunder to be only by way of purchase from the market of existing Shares. Under the PSP, the Company may either allot and issue new Shares or purchase existing Shares from the market upon the vesting of Share Awards granted thereunder. As at the Latest Practicable Date, the Company has not granted any Share Awards under the PSP, but expects to do so prior to the Books Closure Date. None of the Share Awards to be granted under the PSP is expected to vest on or prior to the Books Closure Date, except as may be approved by the Compensation Committee of the Board in such circumstances as it may determine.

The actual number of Shares to be cancelled pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Share Options and any early vesting of Share Awards to be granted under the PSP described above, on or before the Books Closure Date.

2.3 **Legal Steps.** The Capital Reduction will involve the following legal steps (based, for illustrative purposes only, on an assumed issued share capital of S$2,709,748,219.65 (or 18,064,988,131 Shares), being the issued share capital of the Company as at the Latest Practicable Date, and taking into account the issue of 207,730,887 new Shares assuming the exercise of all outstanding Share Options and an estimated 1,977,000 new Shares assuming the early vesting of part of the Share Awards that may be granted under the PSP on or prior to the Books Closure Date):

(a) pursuant to the Reduction Ratio, a maximum of 1,290,356,295 Shares is proposed to be cancelled, and a maximum of S$193,553,444.25 of capital will be returned to the Relevant Shareholders (on the basis of S$0.15 for each Share cancelled);

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder pursuant to the Reduction Ratio may be reduced by applying (where applicable) the Rounding-Up. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held or owned by each Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held or owned by such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder; and

(c) the share premium account of the Company will be reduced by a maximum of S$2,851,687,411.95 and returned to the Relevant Shareholders on the basis of S$2.21 per Share in cash for each Share cancelled as described in sub-paragraphs (a) and (b) above.

The result after completion of the above three steps would be the reduction of the issued share capital of the Company by approximately 7.1% of the assumed issued share capital referred to above and the return of capital to the Relevant Shareholders of an aggregate amount of S$2.36 per Share in cash for every Share cancelled pursuant to the Capital Reduction.

2.4 **Illustrations.** The following illustrates the position of a Relevant Shareholder who owns 1,000 Shares (or 1,000 CUFS), 65 Shares (or 65 CUFS) or 120 Shares (or 120 CUFS) as at the Books Closure Date and for CUFS, using an illustrative exchange rate of A$1 to S$1.1901 (being the exchange rate as at the Latest Practicable Date):

Illustration A

		Relevant Shareholder with 1,000 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	1,000
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	71
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	929
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	930
(5)	Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	70
(6)	Cash proceeds received by Relevant Shareholder who owns 1,000 Shares (S$)	165.20
(7)	Cash proceeds received by Relevant Shareholder who owns 1,000 CUFS (A$) (based on the illustrative exchange rate of A$1 to S$1.1901)	138.81

Based on illustration A above, a Relevant Shareholder who owns 1,000 Shares (or 1,000 CUFS) will receive a Cash Distribution of S$165.20 (or A$138.81), while maintaining approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

Illustration B

		Relevant Shareholder with 65 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	65
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	4
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	61
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	70
(5)	Since (4) > (1), Rounding-Up will not apply. Therefore, Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (3))	4
(6)	Cash proceeds received by Relevant Shareholder who owns 65 Shares (S$)	9.44
(7)	Cash proceeds received by Relevant Shareholder who owns 65 CUFS (A$) (based on the illustrative exchange rate of A$1 to S$1.1901)	7.93

Based on illustration B above, a Relevant Shareholder who owns 65 Shares (or 65 CUFS) will receive a Cash Distribution of S$9.44 (or A$7.93), while maintaining approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

Illustration C

		Relevant Shareholder with 120 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	120
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	8
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	112
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	120
(5)	Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	Nil
(6)	Cash proceeds received by Relevant Shareholder who owns 120 Shares (S$)	Nil
(7)	Cash proceeds received by Relevant Shareholder who owns 120 CUFS (A$) (based on the illustrative exchange rate of A$1 to S$1.1901)	Nil

Based on illustration C above, none of the Shares of a Relevant Shareholder who owns 120 Shares (or 120 CUFS) will be cancelled and accordingly, such Relevant Shareholder will not receive the Cash Distribution. Nonetheless, he will still maintain approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

2.5 **Funds for the Capital Reduction.** The Capital Reduction will be financed using proceeds from the sale of non-core assets undertaken during the financial year, cash on deposit, and cash and bank balances of the Group. During FY 2004, the Company divested its interests (or part thereof) in three non-core investments for an aggregate consideration of approximately S$3.3 billion, comprising its entire interest in Belgacom S.A. (S$2.3 billion), 69% of its shareholding in Singapore Post Limited (S$0.8 billion) and substantially all of the business and assets of its directory advertising businesses (S$0.2 billion). The Directors are of the opinion that the Cash Distribution of approximately S$3.0 billion (representing approximately 90% of the aggregate sale proceeds from the three divestments as described above), to be returned to the Relevant Shareholders pursuant to the Capital Reduction, is in excess of the needs of the Group and that the financial resources available to the Group and the Company's share capital base following the Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the Group.

3. RATIONALE

The Company is proposing the Capital Reduction for the following reasons:

(a) ***Optimise Capital Structure***

The Company regularly reviews its capital structure to optimise the level of debt and cash. Strong free cash flows and disposals of non-core assets have allowed the Company to reduce leverage to comfortable levels. After the Capital Reduction, the Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

(b) ***Enhance Shareholders' Value***

A capital reduction achieves a permanent improvement in capital structure when shares are cancelled. On a *proforma* basis for FY 2004, the Capital Reduction is expected to increase the ROE of the Company from 25.5% to 30.7%, thereby increasing Shareholders' value. EPS is expected to improve by 7.7% from 25.15 cents to 27.08 cents.

4. TAXATION

4.1 **General. Relevant Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Relevant Shareholder or on any tax implications arising from the Capital Reduction. Relevant Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction other than Singapore or Australia should consult their own professional advisers.**

4.2 **Tax Implications under Singapore Law.** Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of the "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

The Company has been advised by Ernst & Young, its tax advisers, that the entire Cash Distribution of S$2.36 to be made for each Share cancelled pursuant to the Capital Reduction should be regarded as a return of capital and should not be treated as a distribution of dividend to the Relevant Shareholders for purposes of Singapore income tax.

A submission was also made to the Inland Revenue Authority of Singapore ("**IRAS**") to confirm these Singapore tax consequences, and the IRAS has confirmed that the Capital Reduction should be regarded as a return of capital and not a payment of dividend to the Relevant Shareholders so long as the Capital Reduction is made out of the Company's contributed capital.

Relevant Shareholders are generally not subject to Singapore tax on a return of capital unless they are traders in securities, or have classified their investments as trading stocks, marketable securities or short-term investments.

4.3 **Tax Implications under Australian Law.** This general description is only directed to Relevant Shareholders who are Australian residents and hold Shares or CUFS on capital account. It is not directed to Relevant Shareholders who hold Shares or CUFS on revenue account, with a profit-making intention or as trading stock.

The Company has sought confirmation from the Australian Taxation Office ("**ATO**") that the Australian income tax consequences will be as outlined below. It is not anticipated that a contrary view will be received from the ATO. The Company will make an announcement after it receives a response from the ATO. The Capital Reduction is not conditional on such confirmation being obtained.

The Company has been advised by Ernst & Young, its tax advisers, that the Capital Reduction should not be treated as a dividend for Australian income tax purposes, but that the Capital Reduction should be a capital gains tax event for Relevant Shareholders in relation to each Share or CUFS cancelled. Relevant Shareholders must determine whether they have made a capital gain or loss as a result of the Capital Reduction causing a cancellation of Shares or CUFS.

Relevant Shareholders who acquired Shares before 21 September 1999 can choose to index their cost base in the Shares to 30 September 1999.

Relevant Shareholders who are individuals or complying superannuation entities, who have held their Shares or CUFS for at least a year, who do not choose to index the cost base of their Shares or CUFS if eligible to do so and who realise a capital gain from the Capital Reduction, should be taxable on only 50% of the unindexed gain (33.3% for complying superannuation entities).

5. CONDITIONS

5.1 **Conditions.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of the Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b) the approval of the Court for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

An office copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.2 **Payment Date.** On the lodgment of the office copy of the Order of Court confirming the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction will take effect, and the Cash Distribution will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the Cash Distribution will be paid to Relevant Shareholders by 24 September 2004.

6. SHARE OPTIONS, SHARE AWARDS AND SHARE BUY-BACK

6.1 **Suspension.** As stated in paragraph 5.1(b) above, the Capital Reduction is conditional upon, *inter alia*, the Court's approval of the Capital Reduction. At the final hearing of the Court, the Company is required to determine the exact amount of paid-up capital and share premium that will be reduced and cancelled pursuant to the Capital Reduction. As the amount of paid-up capital and share premium to be reduced and cancelled is determined by reference to the number of issued Shares, this must be fixed immediately prior to the final hearing of the Court.

In order to do so:

(a) the exercise of Share Options and any early vesting of Share Awards pursuant to the PSP will be suspended for a period (the "**Period**") to be determined by the Directors up to and including the Books Closure Date (both days inclusive); and

(b) the Company will not undertake any Share Buy-Back during the Period.

6.2 **No Adjustments.** PricewaterhouseCoopers, the auditors of the Company, has confirmed in writing that, in its opinion, no adjustments are required to be made to the terms of the outstanding Share Options and Share Awards consequent upon the Capital Reduction under the respective rules of the Share Option Schemes and the Performance Share Plans.

7. FINANCIAL EFFECTS

7.1 **Financial Effects.** For illustrative purposes only, assuming the Capital Reduction had been implemented on 1 April 2003, the financial effects of the Capital Reduction are set out in paragraphs 7.2 to 7.6 below.

7.2 **Share Capital.** The effects of the Capital Reduction on the share capital of the Company based on the audited financial statements of the Company as at 31 March 2004, adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, are as follows:

	Shares	Value S$'million
Authorised Capital		
Before and after the Capital Reduction	33,333,333,331	5,000.0
Issued and Paid-Up Capital		
As at 31 March 2004	17,848,553,994	2,677.3
Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date	6,726,250	1.0
As at the Latest Practicable Date	17,855,280,244	2,678.3
Shares to be cancelled under the Capital Reduction	(1,275,377,160)	(191.3)
Adjusted issued and paid-up capital after the Capital Reduction	16,579,903,084	2,487.0

7.3 **Shareholders' Funds.** The effects of the Capital Reduction on the shareholders' funds of the Group and the Company as at 31 March 2004 based on the audited financial statements of the Group and the Company as at 31 March 2004, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
(S$'million)	Per audited financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction	Per audited financial statements	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Share capital	2,677.3	2,678.3	2,487.0	2,677.3	2,678.3	2,487.0
Share premium	4,882.3	4,892.9	2,074.3	4,882.3	4,892.9	2,074.3
Capital redemption reserve	9.2	9.2	9.2	9.2	9.2	9.2
Currency translation reserve	725.2	725.2	725.2	(1.3)	(1.3)	(1.3)
Retained earnings	12,661.4	12,661.4	12,661.4	9,765.5	9,765.5	9,765.5
Other reserves	(1,203.2)	(1,203.2)	(1,203.2)	-	-	-
Shareholders' funds	19,752.2	19,763.8	16,753.9	17,333.0	17,344.6	14,334.7

Note:

(1) Adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date.

7.4 **Net Assets.** The effects of the Capital Reduction on the net assets of the Group and the Company as at 31 March 2004 based on the audited financial statements of the Group and the Company as at 31 March 2004, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
	Per audited financial statements	**Adjusted before the Capital Reduction[1]**	**Proforma after the Capital Reduction**	**Per audited financial statements**	**Adjusted before the Capital Reduction[1]**	**Proforma after the Capital Reduction**
Net assets (S$'million)	19,752.2	19,763.8	16,753.9	17,333.0	17,344.6	14,334.7
Number of issued and paid-up Shares ('000)	17,848,554	17,855,280	16,579,903	17,848,554	17,855,280	16,579,903
Net assets per Share (cents)	110.67	110.69	101.05	97.11	97.14	86.46

Note:

(1) Adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date.

7.5 **Earnings.** The effects of the Capital Reduction on the earnings of the Group and the Company based on the audited financial statements of the Group and the Company for the year ended 31 March 2004, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
	Per audited financial statements	**Adjusted before the Capital Reduction[1]**	**Proforma after the Capital Reduction**	**Per audited financial statements**	**Adjusted before the Capital Reduction**	**Proforma after the Capital Reduction**
Profit after taxation and minority interests (S$'million)	4,484.8	4,484.8	4,484.8	NA	NA	NA
Weighted number of issued and paid-up Shares ('000)	17,829,570	17,836,297	16,560,920	NA	NA	NA
EPS (cents)	25.15	25.14	27.08	NA	NA	NA

Notes:

(1) Adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date.

(2) "NA" means not applicable.

7.6 **Gearing.** The effects of the Capital Reduction on the gearing of the Group and the Company as at 31 March 2004 based on the audited financial statements of the Group and the Company as at 31 March 2004, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
	Per audited financial statements	**Adjusted before the Capital Reduction[1]**	**Proforma after the Capital Reduction**	**Per audited financial statements**	**Adjusted before the Capital Reduction[1]**	**Proforma after the Capital Reduction**
Total borrowings (S$'million)	9,892.4	9,892.4	9,892.4	6,279.3	6,279.3	6,279.3
Shareholders' funds (S$'million)	19,752.2	19,763.8	16,753.9	17,333.0	17,344.6	14,334.7
Gearing (%)	50.1	50.1	59.0	36.2	36.2	43.8

Notes:

(1) Adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date.

(2) For the purposes of the above calculations:

"Gearing" means the ratio of total borrowings to shareholders' funds;

"Total borrowings" means the aggregate borrowings from banks and financial institutions and bonds issued by the Group; and

"Shareholders' funds" means the aggregate amount of issued share capital, share premium, retained earnings, capital redemption reserve, currency translation reserve and other reserves.

7.7 **The Appendix.** The proforma consolidated balance sheets of the Group and the Company before and after the Capital Reduction, based on the audited balance sheets as at 31 March 2004, are set out in the Appendix to this Circular.

8. ADMINISTRATIVE PROCEDURES

8.1 **Books Closure Date.** The following Relevant Shareholders will be entitled to receive a Cash Distribution of S$2.36 for each Share (or, in the case of CUFS Holders, the Australian Dollar equivalent of S$2.36 based on the Exchange Rate for each CUFS cancelled), based on the Shares or CUFS held as at the Books Closure Date:

(a) Relevant Shareholders who are registered in the Register of Members of the Company and Depositors (other than CPF and CDN) whose Securities Accounts are credited with Shares as at the Books Closure Date;

(b) Relevant Shareholders who are CPF Holders as at the Books Closure Date; and

(c) Relevant Shareholders who are CUFS Holders as at the Books Closure Date.

The number of Shares which will be cancelled pursuant to the Capital Reduction will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

The Relevant Shareholders described above will be considered for purposes of the Capital Reduction on the basis of the number of Shares registered in their names or standing to the credit of their Securities Accounts, the number of Group A Shares and/or ST-2 Shares held on their behalf by CPF or, as the case may be, the number of CUFS held, as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

8.2 **Conversion, Transfer, Deposit and Withdrawal Procedures.** To facilitate the Capital Reduction and the determination of the Relevant Shareholders and their holdings of Shares or CUFS as at the Books Closure Date, the following procedures will be adopted in connection with the conversion, transfer, deposit or withdrawal of Shares or CUFS.

(a) ***Conversion or Transfer of Scripless Shares to CUFS/Conversion or Transfer of CUFS to Scripless Shares***

Relevant Shareholders who hold scripless Shares and who wish to convert or transfer their scripless Shares to CUFS (or to CUFS traded on the ASX-SGX-ST Link and designated in Singapore as SingTelAus ("**SingTelAus**")) to be held on their behalf by CDN prior to the Books Closure Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices), tentatively, **by 27 August 2004** in order for the CDN Account to be credited with the relevant CUFS (and, if applicable, their Securities Accounts maintained with CDP to be credited with the relevant SingTelAus) prior to the Books Closure Date. CDP will not accept any conversion or transfer in respect of such scripless Shares from 28 August 2004 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold CUFS (or SingTelAus) and who wish to convert or transfer their CUFS (or SingTelAus) to scripless Shares for credit to their Securities Accounts maintained with CDP prior to the Books Closure Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices), tentatively, **by 27 August 2004** in order for their Securities Accounts to be credited with the relevant scripless Shares prior to the Books Closure Date. CDP will not accept any conversion or transfer in respect of such CUFS (or SingTelAus) from 28 August 2004 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

(b) ***Deposit of Scrip Shares to Securities Accounts with CDP/Withdrawal of Scripless Shares from Securities Accounts with CDP***

Relevant Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, tentatively, **by 27 August 2004** in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from 28 August 2004 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold scripless Shares and who wish to have such scripless Shares registered in their own names in the Register of Members of the Company prior to the Books Closure Date must deliver the duly executed withdrawal forms, together with the duly executed instruments of transfer, to CDP, tentatively, **by 27 August 2004** in order for their Shares to be registered in the Register of Members of the Company prior to the Books Closure Date. CDP will not accept any withdrawal request in respect of such scripless Shares from 28 August 2004 to the Books Closure Date (both dates inclusive) for the purposes of the Capital Reduction.

8.3 **Issue of New Share Certificates.** The following sets out the administrative procedures which the Company proposes to adopt to facilitate the issue of new share certificates arising from the Capital Reduction:

(a) The Company will cancel all old share certificates relating to the Shares in issue as at the Books Closure Date. The cancellation of the old share certificates will be made on the date on which the Capital Reduction takes effect.

(b) Upon the cancellation of the old share certificates as described in sub-paragraph (a) above, the Company will issue to the Relevant Shareholders with Shares registered in their names in the Register of Members of the Company new share certificates in respect of the number of Shares to be held by such Relevant Shareholders consequent upon the Capital Reduction.

(c) In respect of Relevant Shareholders who have deposited their old share certificates with CDP by 27 August 2004, arrangements will be made with CDP for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP.

(d) In respect of (i) Relevant Shareholders with Shares standing to the credit of their Securities Accounts at the Books Closure Date, (ii) Relevant Shareholders with Group A Shares and/or ST-2 Shares held on their behalf by CPF at the Books Closure Date and (iii) Relevant Shareholders who hold CUFS at the Books Closure Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all the old share certificates issued in the name of CDP or its nominee as at the Books Closure Date to be cancelled and for the new share certificates in respect of the Shares or CUFS attributable to such Relevant Shareholders consequent upon the Capital Reduction to be issued to CDP or its nominee and deposited with CDP. (New holding statements will be issued to Relevant Shareholders who hold CUFS, reflecting the number of Shares attributable to such CUFS which are cancelled pursuant to the Capital Reduction.)

(e) Upon cancellation, the old share certificates shall be void and will cease to have any effect or be valid for any purpose.

(f) To facilitate the destruction of the old share certificates, Relevant Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the share registration office of the Company, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 (the "Share Registration Office") their old share certificates in respect of such Shares.

However, whether or not the old share certificates in respect of such Shares are delivered to the Share Registration Office, the old share certificates will be cancelled and new share certificates will be issued to such Relevant Shareholders in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction. The new share certificates will be sent to them at their own risk by ordinary post within ten (10) Market Days from the Books Closure Date.

(g) Where the Shares are registered jointly in the names of several persons, the new share certificates in respect of the Shares attributable to such persons consequent upon the Capital Reduction will be sent to the person whose name stands first in the Register of Members of the Company. Relevant Shareholders who wish to record any change in their registered address should notify the Share Registration Office of such change before the Books Closure Date.

8.4 **Payment of the Cash Distribution.** Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) ***Relevant Shareholders holding Scrip Shares***

Relevant Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk by, tentatively, 24 September 2004.

(b) ***Relevant Shareholders holding Scripless Shares***

Relevant Shareholders who are Depositors (other than CPF and CDN) and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by, tentatively, 24 September 2004. Alternatively, such Relevant Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by tentatively, 24 September 2004.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Accounts of the Depositors based on the Shares standing to the credit of the Securities Accounts of the Depositors as at the Books Closure Date. The number of Shares which will be debited from the Securities Account of each Depositor will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

(c) ***Relevant Shareholders holding Group A Shares and/or ST-2 Shares***

Payment will be made by CDP to CPF of the entitlements of the Relevant Shareholders who have Group A Shares and/or ST-2 Shares held on their behalf by CPF as at the Books Closure Date by, tentatively, 24 September 2004 in such manner as CPF may have agreed with CDP for the payment of dividends or other distributions. CPF will credit the relevant amounts directly into the respective CPF accounts of such Relevant Shareholders.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CPF, and CPF will correspondingly reduce the number of Group A Shares and/or ST-2 Shares held on behalf of each such Relevant Shareholder, based on the Group A Shares and/or ST-2 Shares held by CPF on behalf of each such Relevant Shareholder as at the Books Closure Date. The number of Group A Shares and/or ST-2 Shares which will be reduced in respect of each such Relevant Shareholder will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

(d) **Relevant Shareholders holding CUFS**

Payment will be made by CDP to CDN or its authorised nominee of the entitlements of the Relevant Shareholders who hold CUFS as at the Books Closure Date by, tentatively, 24 September 2004 in such manner as CDP may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions. Such Relevant Shareholders will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk. Alternatively, such Relevant Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CDN, and CDN or its authorised nominee will correspondingly debit the accounts of the CUFS Holders based on the CUFS standing to the credit of the accounts of the CUFS Holders as at the Books Closure Date. The number of CUFS which will be debited from the account of each CUFS Holder will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

9. RECOMMENDATION

The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the special resolution relating to the Capital Reduction at the EGM.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

10.1 **Directors' Interests.** The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Director	Number of Shares Direct Interest	 Deemed Interest	Number of Shares comprised in unexercised Share Options
Chumpol NaLamlieng	100,000	-	60,000
Lee Hsien Yang	752,393	1,407,164(1)	6,050,000
Graham John Bradley	100,000	-	-
Paul Chan Kwai Wah	1,880	1,740(2)	60,000
Heng Swee Keat	1,490	-	-
Simon Israel	5,000	45,000(3)	-
Tommy Koh	3,700	650(2)	-
John Powell Morschel	3,200	-	60,000
Deepak S Parekh(4)	-	-	-
Quek Poh Huat	1,880	1,740(2)	60,000
Jackson Peter Tai	110,000	-	60,000
Nicky Tan Ng Kuang	60,000	-	-

Notes:

(1) 1,740 Shares are held by the spouse of Mr Lee Hsien Yang. Mr Lee was also awarded up to 1,405,424 Shares pursuant to the Executives' Performance Share Plan, subject to certain performance criteria being met and other terms and conditions

(2) The Shares in which Mr Paul Chan Kwai Wah, Professor Tommy Koh and Mr Quek Poh Huat are deemed to have an interest are held by their respective spouses.

(3) The 45,000 Shares are held by a company wholly owned by Mr Simon Israel.

(4) Mr Deepak S Parekh became a Director after the Latest Practicable Date.

10.2 **Substantial Shareholders' Interests.** The interests of the substantial shareholders of the Company in the Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholder	Number of Shares Direct Interest	Number of Shares Deemed Interest	Total Percentage Interest (%)
Temasek Holdings (Private) Limited	11,579,787,516	14,778,000[1]	64.9
The Capital Group Companies, Inc.	-	938,962,453	5.3

Note:

(1) Held through associated and/or subsidiary companies.

11. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 20 and 21 of this Circular, will be held at 31 Exeter Road, Comcentre, Singapore 239732 on 29 July 2004 at 3.15 p.m. (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.00 p.m. on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the special resolution set out in the Notice of the EGM.

12. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

12.1 **Shareholders.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

12.2 **CUFS Holders.** If a CUFS Holder wishes to attend and vote at the EGM, or wishes to nominate a proxy to attend and vote at the EGM in his place as proxy for CDN, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

13. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Where information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from those sources and/or reproduced in this Circular.

14. CONSENTS

14.1 **Ernst & Young.** Ernst & Young has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto and to its advice referred to in paragraphs 4.2 and 4.3 above in the form and context in which they are respectively included.

14.2 **PricewaterhouseCoopers.** PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto and to its confirmation referred to in paragraph 6.2 above in the form and context in which they are respectively included.

15. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia during normal business hours from the date hereof up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated financial statements of the Company for FY 2004;

(c) the Rules of the Share Option Schemes and the Performance Share Plans; and

(d) the letters of consent referred to in paragraph 14 above.

Yours faithfully,
For and on behalf of the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

PROFORMA BALANCE SHEETS BEFORE AND AFTER THE CAPITAL REDUCTION

For illustrative purposes only, assuming the Capital Reduction had been implemented on 1 April 2003, the effect of the Capital Reduction on the audited balance sheets of the Group and the Company as at 31 March 2004, adjusted for 6,726,250 Shares issued pursuant to the exercise of Share Options between 1 April 2004 and the Latest Practicable Date, is as follows:

	GROUP			COMPANY		
Balance Sheets As at 31 March 2004	**Per Audited Financial Statements S$'million**	**Adjusted before the Capital Reduction S$'million**	**Proforma after the Capital Reduction S$'million**	**Per Audited Financial Statements S$'million**	**Adjusted before the Capital Reduction S$'million**	**Proforma after the Capital Reduction S$'million**
Current assets						
Cash and cash equivalents	3,162	3,174	1,309	1,853	1,865	-
Short term investments	461	461	461	5	5	5
Trade and other debtors	4,485	4,485	3,340	3,056	3,056	1,911
Inventories	169	169	169	7	7	7
	8,277	8,289	5,279	4,921	4,933	1,923
Non-current assets						
Property, plant and equipment (net)	12,138	12,138	12,138	2,797	2,797	2,797
Goodwill on consolidation	9,736	9,736	9,736	-	-	-
Intangibles	593	593	593	4	4	4
Subsidiary companies	-	-	-	18,831	18,831	18,831
Associated companies	4,717	4,717	4,717	37	37	37
Joint venture companies	314	314	314	158	158	158
Long term investments	110	110	110	52	52	52
Deferred tax assets	894	894	894	-	-	-
Other non-current assets	78	78	78	32	32	32
	28,580	**28,580**	**28,580**	**21,911**	**21,911**	**21,911**
Total assets	**36,857**	**36,869**	**33,859**	**26,832**	**26,843**	**23,834**
Current liabilities						
Trade and other creditors	3,689	3,689	3,689	1,255	1,255	1,255
Provisions	18	18	18	-	-	-
Dividends payable to minority shareholders	173	173	173	-	-	-
Due to subsidiary companies	-	-	-	312	312	312
Borrowings (unsecured)	83	83	83	-	-	-
Borrowings (secured)	1,069	1,069	1,069	-	-	-
Current income tax	521	521	521	237	237	237
	5,554	**5,554**	**5,554**	**1,803**	**1,803**	**1,803**
Non-current liabilities						
Due to subsidiary companies	-	-	-	-	-	-
Borrowings (unsecured)	8,631	8,631	8,631	6,279	6,279	6,279
Borrowings (secured)	109	109	109	-	-	-
Deferred income tax	480	480	480	376	376	376
Deferred income	1,074	1,074	1,074	1,022	1,022	1,022
Advance billings	1,129	1,129	1,129	-	-	-
Other non-current liabilities	79	79	79	18	18	18
	11,501	**11,501**	**11,501**	**7,696**	**7,696**	**7,696**
Total liabilities	**17,056**	**17,056**	**17,056**	**9,499**	**9,499**	**9,499**
	19,802	**19,813**	**16,803**	**17,333**	**17,345**	**14,335**
Share capital and reserves						
Share capital	2,677	2,678	2,487	2,677	2,678	2,487
Share premium	4,882	4,893	2,074	4,882	4,893	2,074
Reserves	12,193	12,193	12,193	9,773	9,773	9,773
Interest of shareholders of the Company	**19,752**	**19,764**	**16,754**	**17,333**	**17,345**	**14,335**
Minority interests	49	49	49	-	-	-
	19,802	**19,813**	**16,803**	**17,333**	**17,345**	**14,335**

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Singapore Telecommunications Limited (the "**Company**") will be held at 31 Exeter Road, Comcentre, Singapore 239732 on 29 July 2004 at 3.15 p.m. (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.00 p.m. on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as a Special Resolution:

Special Resolution
The Proposed Capital Reduction

That, pursuant to Article 11(A) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) **Reduction of Issued and Paid-Up Share Capital**

(a) (i) the issued and paid-up share capital of the Company of a maximum of S$2,709,748,219.65 comprising a maximum of 18,064,988,131 ordinary shares of S$0.15 each (the "**Shares**") be reduced by a maximum of S$193,553,444.25, (ii) such reduction be made out of the Contributed Capital (as hereinafter defined) of the Company and be effected by cancelling, subject to the Rounding-Up (as defined in sub-paragraph (b) below), one Share for every 14 Shares (the "**Reduction Ratio**") held by or on behalf of the Relevant Shareholders (as hereinafter defined) as at a books closure date to be determined by the Directors (the "**Books Closure Date**"), and (iii) forthwith upon such reduction taking effect, the maximum sum of S$193,553,444.25 arising from such reduction of issued and paid-up share capital be returned to each Relevant Shareholder on the basis of S$0.15 for each Share held by or on behalf of such Relevant Shareholder so cancelled; and

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder under sub-paragraph (a) above pursuant to the Reduction Ratio be reduced by rounding-up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") the resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares pursuant to the Reduction Ratio. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder;

(2) **Reduction of Share Premium Account**

subject to and forthwith upon the preceding paragraph (1) taking effect, the sum standing to the credit of the share premium account of the Company be reduced by a maximum sum of S$2,851,687,411.95, and that such reduction be made out of the Contributed Capital of the Company and be effected by returning to the Relevant Shareholders S$2.21 in cash for each issued and fully paid-up Share held by or on behalf of each Relevant Shareholder which is cancelled pursuant to the preceding paragraph (1);

(3) **Authority to Directors**

the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the preceding paragraphs (1) and (2); and

(4) **Definitions**

in this Resolution:

"**Contributed Capital**" shall have the meaning ascribed to it in Section 10I(5)of the Income Tax Act, Chapter 134;

"**Depositor**" and "**Depository Agent**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act, Chapter 50;

"**Relevant Shareholders**" means:

(a) persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is The Central Depository (Pte) Limited ("**CDP**"), such persons shall mean the Depositors (other than the Central Provident Fund Board ("**CPF**") and CHESS Depositary Nominees Pty Limited ("**CDN**")) who have Shares credited to their Securities Accounts;

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Company (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by CPF; and

(c) holders of CHESS Units of Foreign Financial Products relating to Shares ("**CUFS**"), whose Shares are held on their behalf by CDN,

but excludes persons who hold or own less than 14 Shares or CUFS as at the Books Closure Date; and

"**Securities Accounts**" means securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Singapore
29 June 2004

Notes:

1. With the exception of CPF and CDN (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CDN and, where relevant, by a holder of CUFS, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Printed by SNP SPrint Pte Ltd

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNUAL GENERAL MEETING

PROXY FORM

IMPORTANT
1. For investors who have used their CPF moneys to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ________________________ NRIC No. ________________

of ____

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)
AND/OR (DELETE AS APPROPRIATE)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting, as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 12th Annual General Meeting of the Company to be held at **31 Exeter Road, Comcentre, Singapore 239732** on 29 July 2004 at 2.30 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting).

ORDINARY RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Audited Accounts, Directors' Report and Auditors' Report		
2. To declare a first and final dividend of $42\frac{2}{3}$% or 6.4 cents per share less income tax		
3. To re-elect Mr Paul Chan Kwai Wah as Director		
4. To re-elect Mr John Powell Morschel as Director		
5. To re-elect Mr Chumpol NaLamlieng as Director		
6. To re-elect Mr Jackson Peter Tai as Director		
7. To re-elect Mr Graham John Bradley as Director		
8. To re-elect Mr Deepak S Parekh as Director		
9. To approve Directors' fees payable by the Company		
10. To appoint Auditors and authorise the Directors to fix their remuneration		
11. To approve the proposed share issue mandate		
12. To authorise Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
13. To authorise Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ______________ day of ______________ 2004

TOTAL NUMBER OF ORDINARY SHARES HELD	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read the following Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the Ordinary Shares held by you.
2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.
4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Annual General Meeting.
5. The Proxy Form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

EXTRAORDINARY GENERAL MEETING

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 29 June 2004 and this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ NRIC No. ______________________

of ____

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)
AND/OR (DELETE AS APPROPRIATE)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at **31 Exeter Road, Comcentre, Singapore 239732** on 29 July 2004 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	FOR	AGAINST
Resolution 1 (Ordinary Resolution) To approve the proposed participation by the Relevant Person specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2004 in the SingTel Performance Share Plan		
Resolution 2 (Ordinary Resolution) To approve the proposed modifications to, and renewal of, the Share Purchase Mandate		
Resolution 3 (Special Resolution) To approve the proposed alterations to the Articles of Association of the Company		

Dated this ______________ day of ______________ 2004

TOTAL NUMBER OF ORDINARY SHARES HELD	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read the following Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the Ordinary Shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

EXTRAORDINARY GENERAL MEETING

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 29 June 2004 and this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ NRIC No. ______________

of ____

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)
AND/OR (DELETE AS APPROPRIATE)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at **31 Exeter Road, Comcentre, Singapore 239732** on 29 July 2004 at 3.15 p.m. (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.00 p.m. on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 12th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

SPECIAL RESOLUTION	FOR	AGAINST
To approve the proposed Capital Reduction and Cash Distribution		

Dated this __________ day of ________________ 2004

TOTAL NUMBER OF ORDINARY SHARES HELD	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read the following Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the Ordinary Shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.